Blugrass Energy Inc.
13465 Midway Road, Suite 322, LB 10
Dallas, TX 75244

September 30, 2011

Mr. David R. Humphrey, Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Re:	Blugrass Energy, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2010
Filed November 16, 2010
File No. 000-54035
Form 10-KT for the Period Ended December 31, 2010
Filed May 16, 2011
File No. 000-54035

Form 10-Q for the Quarterly Period Ended March 31, 2011 Filed May 16, 2011 File No. 000-54035

Dear Mr. Humphrey:

This letter is being submitted in response to the comments set forth in the July 5, 2011 letter from the Staff of the Division of Corporate Finance (the “Comment Letter”).  The responses to the Comment Letter appear below, in numerical order corresponding to the Staff’s comments.

The page number references at the end of each of the Company’s responses are intended to direct the Staff to the page numbers of the attached Form 10-K/A for the Year Ended June 30, 2010 (or other document, as applicable).

Draft Form 10-K/A for the Fiscal Year Ended June 30, 2010, included in response letter dated June 10, 2011

General

Comment No. 1.
Please note that requested revisions should be made to corresponding disclosure in an amended Form 10-KT for the Six-Month Period Ended December 31, 2010 and to an amended Form 10-Q for the quarterly period ended March 31, 2011.

1

Response:
The Company will revise the corresponding disclosures in an amended Form 10-KT for the Six-Month Period Ended December 31, 2010 and in an amended Form 10-Q for the quarterly period ended March 31, 2011.

Document Reference:
Please see attached amended 10-KT and 10-Q.

Comment No. 2.
We note that you affected a 1:5 stock split on May 17, 2011.  Please revise your document to include an explanatory note indicating the fact that the split occurred and disclosing the resulting impact on the number of shares outstanding.  Also disclose that the numbers of shares and per share amounts are not retroactively restated because the original document was issued prior to the date of the split.

Response:
The Company has amended the subsequent events disclosure in both the 10-KT and 10-Q, to address the Staff’s comments.

Page Number Reference:
Page F-15 of the 10-K/A -- Subsequent Event Footnote

On May 16, 2011 the Company received approval from the Financial Industry Regulatory Authority (“FINRA”), clearing a 5-to-1 reverse stock split previously approved by the Board of Directors and announced on March 18, 2011. As a result of the reverse split, the number of authorized shares of the Company’s common stock has been reduced, from 500,000,000 shares to 100,000,000 shares.   The numbers of shares were not retroactively restated because the original filing was issued prior to the date of the split.

Comment No. 3.
We note that you will insert the Whitley Penn opinion on 2009 prior to filing.

Response:
The 2009 Whitley Penn opinion will be added to the Form 10-KT/A for the six months ended December 31, 2010.

Page Number Reference:
Page F-1 of the amended 10-KT – Auditors Opinion Letter

2

Item 7. Management’s Discussion and Analysis

Plan of Operations

Prospective Oil and Gas Activities, page 24

Comment No. 4.
Please confirm our understanding that the “Canyon Sands” property and the “Soto Lease,” as described in your response to our previous comment 4 and your Form 10-KT, respectively, are the same property.  If our understanding is correct, please revise your documents for consistency.  If our understanding is not correct, please clarify.

Response:
Canyon Sands is an underground geological formation on the Soto Lease Property. The description was changed to state the geological formation is beneath the Company’s leased acreage.

Results of the 3D Analysis.  The Company’s 3D analysis was performed by our outsourced Geoscientist and trusted member of our advisory team, whose experience spans more than 35 years. He has a high level of expertise with the geology of the Permian and Val Verde Basins, where the Company holds mineral rights leases, and his expertise extends to the Strawn and Ellenburger Formations which are located beneath the Company’s leased acreage.  The results of his analysis were used to generate structural maps and seismic attributes for the Strawn and Ellenburger reservoirs, and comparable structural maps for the shallower Canyon Sands formation also located beneath the Company’s Soto Lease acreage. Premised upon the 3D seismic interpretations, the Company believes that there is significant natural gas in its current acreage position.

Page Number Reference:
Page 5 of the amended 10-KT – Business Strategy

Financial Statements

Note 6 – Convertible Promissory Notes, page F-12

Comment No. 5.
Refer to our previous comment 13.  Please revise your proposed revised disclosure to state the effective interest rate for all instruments for each period an income statement is presented. This calculation should include any beneficial conversion feature expensed during the period.

3

Response:
Note 6 – The disclosure relating to Convertible Promissory Notes has been revised to disclose the effective interest rate for all instruments. The effective interest rate was calculated taking into account the debt discount for each convertible note at June 30, 2010. The accretion of the debt discount for the six months ended June 30, 2010 has been disclosed in note 6.

NOTE 6 - CONVERTIBLE PROMISSORY NOTES

As of June 30, 2010 and 2009 the Company had outstanding $366,666 of unsecured convertible promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum), and also require the Company to issue restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  To the extent that the Company does not fulfill payments under the 2008 Convertible Notes as due, default interest at the lesser of 18% or the maximum rate allowed under applicable law is due.  During the year ended June 30, 2009, the Company recognized additional interest expense of $256,666 relating to the restricted common stock granted with the 2008 Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the 2008 Convertible Notes were issued.

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    To the extent that the Company does not fulfill payments under the 2010 Convertible Notes as due, default interest at the lesser of 36% or the maximum rate allowed under applicable law is due.  The Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  As of June 30, 2010, the unamortized amount of the beneficial conversion feature was $68,750.

The 2008 Convertible Notes and the 2010 Convertible Notes (together, the “Convertible Notes”) are pari passu in right of payment to advances under the Line of Credit and the Note Payable.

4

In May 2010, principal amount of $150,000 and accrued interest of $10,000 relating to certain 2008 Convertible Notes was converted into 1,800,000 shares of restricted common stock.  As a result of these conversions, $91,973 of beneficial conversion was expensed.

At June 30, 2010 and 2009, accrued interest payable on the outstanding Convertible Notes was $29,870 and $22,353, respectively.

Convertible promissory notes as of June 30, 2010 are as follows:

	Original	Balance	Proceeds	Principal	Debt	Balance	Interest	Interest	Current		Interest
Date of Issuance	Issuance	@ 6/30/09	(Conversions)	@ 6/30/10	Discount	@ 6/30/10	Rate	Rate	Rate		Rate
11/17/2008	100,000	100,000	-	100,000	-	100,000	6.0%	18.0%	18.0%	(1)	88.00%
11/24/2008	150,000	150,000	(150,000)	-
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
1/29/2009	50,000	50,000	-	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
5/17/2010	75,000	-	75,000	75,000	34,375	40,625	10.0%	20.0%	20.0%	(1)	75.00%
5/17/2010	75,000	-	75,000	75,000	34,375	40,625	10.0%	20.0%	20.0%	(1)	75.00%
Total		366,666	-	366,666	68,750	297,916
(1) Currently in default

Page Number Reference:
Page F-12 of the 10-KA – Note 6 – Convertible Promissory Notes

Comment No. 6.
Please revise your disclosure related to the 2008 Convertible Promissory Notes to indicate the amount originally issued and date of such issuance.

Response:
The disclosure related to the 2008 convertible promissory notes has been updated in both the Form 10-K/A and the Form 10-KT/A by adding a table indicating the amount originally issued and date of such issuance.

See also the response to Comment No. 5, above.

Page Number Reference:
Page F-10 of the 10-KT/A – Convertible Promissory Notes
Page F-12 of the 10-K/A –   Convertible Promissory Notes

Comment No. 7.
Please reconcile the difference in the amount outstanding of 2008 Convertible Promissory Notes as presented in your response ($216,666) and your draft 10-K/A ($366,666).

Response:
The 2008 convertible promissory notes have been updated in the Form 10-K/A as described in comment 5. The Company’s convertible promissory footnote note fully describes the transactions that have taken place from June 30, 2009 to June 30, 2010. The narrative describes that the opening balance was $366,666, during the six months ended June 30, 2010; $150,000 converted to equity, as shown on the statement of stockholders deficit.  The net amount shown on the table is $297,916, net of $68,750 (debt discount).

5

Page Number Reference:
Page F-12 of the 10-K/A –   Convertible Promissory Notes

Comment No. 8.
Please tell us how the conversion rate for conversion at the holder’s option will be and/or has been determined if no conversion rate is specified in the 2008 note.  Specifically address how the conversion rate for the $181,000 in 2008 Convertible Note principal and interest of $0.08 was determined, and why this appears to be different than the previously disclosed rate of $0.09 on $150,000 in 2008 Convertible Note principal, converted to 1.65 million shares.

Response:
Prior to January 23, 2009 the Company’s stock was not trading. From January 23, 2009 to February 3, 2009 the stock remained consistent at approximately $0.07. This price was used to calculate the beneficial conversion features on the 2008 convertible notes. At June 30, 2010 the BCF was calculated on the 2008 convertible notes that were still outstanding and also the notes that may have converted. Since there was no conversion rate at the time of issuance the BCF was calculated at the share price of $0.07. At December 31, 2010 the entry of the BCF for the 2008 notes was a charge to APIC and debit retained earnings.

The $150,000 convertible note was issued prior to the date as of which the Company’s stock was trading, and consequently did not have a conversion price for reference at the time of issuance. Therefore, the conversion rate for this note was calculated at the time the conversion took place. The conversion rate formula was as follows:  1-(conversion price/issuance price) multiplied by the amount converted to equity.

Comment No. 9.
Please revise the disclosure regarding the conversion of $181,000 in principal and accrued interest of 2008 Convertible Notes to indicate, if true, that this amount is comprised of $150,000 in principal and $31,000 in interest.

Response:
The amount subject to conversion was comprised of $150,000 in principal and $10,000 in interest. The footnote has been revised to disclose the separate amounts subject to conversion.

In May 2010, principal amount of $150,000 and accrued interest of $10,000 relating to certain 2008 Convertible Notes was converted into 1,800,000 shares of restricted common stock.  As a result of these conversions, $91,973 of beneficial conversion was expensed.

6

Page Number Reference:
Page F-12 of the Form 10-K/A – Convertible Promissory Notes

Comment No. 10.
As a related matter, please tell us how you determined the $91,973 balance of the beneficial conversion feature expensed in connection with the conversion of $181,000 of principal and accrued interest of 2008 Convertible Notes.

Response:
The beneficial conversion feature was first calculated by multiplying the conversion price by the share price at issuance to determine the debt discount percentage. The debt discount percentage was then multiplied by the principal amount to determine the BCF. The instruments evidencing the 2008 Convertible Notes did not state a discount rate. However it was deemed that a BCF existed because the share price at issuance was lower than the conversion price.

See also the response to Comment No. 6, above.

Page Number Reference:
Page F-12 of the Form 10-K/A – Convertible Promissory Notes

Comment No. 11.
Please tell us how you determined the beneficial conversion feature for the 2010 Convertible Notes.

Response:
From June 30, 2010 to December 31, 2010 there were three convertible notes for which a BCF was calculated.

•
A note for $50,000 was converted. However the Company had not booked a debt discount/BCF because the instrument evidencing this note did not state the terms of conversion.  Consequently, the debt discount and per share conversion price were calculated at the time of conversion. The BCF was first calculated by multiplying the conversion price by the share price at issuance to determine a debt discount percentage. The debt discount percentage was then multiplied by the $50,000 principal amount to determine the BCF.  The amount of BCF so calculated was charged to APIC with the offset to interest expense.

•
The Company received proceeds of $50,000 and $32,500 from two separate note holders. The instruments evidencing these notes specified a debt discount of 45%; accordingly, the debt discount percentage was applied to the proceeds received to determine the BCF.

Page Number Reference:
Page F-9 of the Form 10-KT/A – Convertible Promissory Notes

7

Comment No. 12.
Please revise your presentation to include a table listing the components of the outstanding balance of convertible notes as listed on the face of the balance sheet.  This table should specifically list the gross amount outstanding, unamortized discounts, and net amount for each credit facility, and should tie to the amount presented on the face of the balance sheet for each date a balance sheet is presented.

Response:
A table was added to the footnote relating to Convertible Promissory Notes, to include the components of the outstanding balances listed on the face of the balance sheet.

See the response to Comment No. 6, above.

Page Number Reference:
Page F-10 of the 10-KT/A – Convertible Promissory Notes
Page F-12 of the 10-K/A – Convertible Promissory Notes

Note 9 – Restatement, page F-15

Comment No. 13.
As there were multiple restatements, please revise your presentation here to include footnote disclosure for each restated item indicating the facts and circumstances surrounding the changes.

Response:
The disclosure and presentation in Note 9 – Restatement was updated to include appropriate footnote disclosure for each restated item indicating the facts surrounding the changes.

Page Number Reference:
Page F-15 of the 10-QA - Restatement

Item 15. Exhibits, page 41

Comment No. 14.
In view of the relative significance of your line of credit arrangement and your convertible notes payable agreements for 2008 and 2010, please file the related agreements and any amendments thereto as exhibits to your Form 10-K/A for the fiscal year ended June 30, 2010.

Response:
All related credit agreements and any amendments thereto will be filed as exhibits to the Company’s Form 10-K/A for the fiscal year ended June 30, 2010.

Comment No. 15.
As a related matter, please describe your relationship with the provider of the line of credit and with the holders of the convertible notes.  That is, please tell us whether the providers are related parties, associates, or whether they constitute parties with whom you have otherwise done business.

8

Response:
The providers of the line of credit and the holders of the convertible notes are not related parties, or parties with whom the Company has otherwise done business. All transactions made with these parties are arms length transactions.

Form 10-KT for the Six-Month Period Ended December 31, 2010

General

Comment No. 16.
Please note that transition reports, such as your Form 10-KT, must include prior year information comparable to the transition period. Comparable year information may be unaudited and may be provided on a condensed basis and in the footnotes to financial statements instead of separate statements.  Please file an amended Form 10-KT providing such comparable information for the period July 1, 2009 through December 31, 2009.

Response:
The comparable year information for the period July 1, 2009 through December 31, 2009 has been included in a supplementary information section of the Form 10-KT/A financials and footnotes. The December 31, 2010 and 2009 six months ended balance sheets and income statements are both presented.

Page Number Reference:
Page F-14 of Form 10-KT/A – Supplementary Information Unaudited)

Response:
The 2008 convertible promissory notes have been updated in the Form 10-K/A as described in comment 5. The Company’s convertible promissory footnote note fully describes the transactions that have taken place from June 30, 2009 to June 30, 2010. The narrative describes that the opening balance was $366,666, during the six months ended June 30, 2010; $150,000 converted to equity, as shown on the statement of stockholders deficit.  The net amount shown on the table is $297,916, net of $68,750 (debt discount).

Page Number Reference:
Page F-12 of the 10-K/A –   Convertible Promissory Notes

Comment No. 17.
As a related matter, you should include comparable information in your Selected Financial Data on page 22 for the six-month period ended December 31, 2009, and your discussion of operating results on page 23 should discuss specific facts and circumstances leading to variances noted when the periods are compared.

9

Response:
The December 31, 2009 Selected Financial Data was included as follows:

    Summary of Balance Sheet of Blugrass Energy Inc. as at December 31, 2010

Working Capital	$(661,401)
Total Assets	$-
Stockholders’ Equity (Deficit)	$(661,401)

Six Months Ended December 31, 2009

Sales	$	Nil
Gross Profit	$	Nil
Net Income (Loss)		$(142,328)
Net Income (Loss) Per Share, diluted	$	Nil

    Summary of Balance Sheet of Blugrass Energy Inc. as at December 31, 2009

Working Capital	$(1,339,926)
Total Assets	$558,512
Stockholders’ Equity (Deficit)	$(789,897)

Page 23 discussions were updated to include information as of December 31, 2009 and for the six months ended December 31, 2009:

General and Administrative

G&A expenses include employee-related costs, professional service fees, allocations of overhead expenses, litigation costs and corporate administrative costs, including finance and human resources. Total G&A expenses were approximately $409,880, and $64,859 for the six months ended December 31, 2010 and 2009, respectively, compared with approximately $254,201 and $35,648 for the fiscal years ended June 30, 2010 and 2009, respectively.

The significant increase in general and administrative expenses for the six-months ended December 31, 2010 was due to the issuance of 4,200,000 shares of common stock for to certain officers and directors of the Company for services performed. The Company expensed $294,000 for professional services on August 9, 2010 related to the share issuance. The remaining expenses were related to accounting and legal fees, and compensation expense.

Liquidity

At December 31, 2010, there were no assets, as compared to approximately $558,500 as December 31, 2009.  At December 31, 2010 and 2009, we had total liabilities of $661,401 including $176,127 in accounts payables, and $653,644 including $52,918 in accounts payable, respectively. The assets at December 31, 2009 primarily consisted of exploration property of approximately $550,000.

10

As of December 31, 2010, there were no cash and cash equivalents compared to $8,482, $14,665 and $6,075 as of December 31, 2009, June 30, 2010 and June 30, 2009, respectively. We didn’t have any marketable securities as of December 31, 2010. Our working capital was $(661,401), $(1,339,926), $(1,056,541) and $(608,072) as of December 31, 2010 and 2009, June 30, 2010 and June 30, 2009, respectively.

Comment No. 18.
We note that you affected a 1:5 stock split on May 17, 2011.  Please include an explanatory note in your amended Form 10-KT indicating the fact that the split occurred and disclosing the resulting impact on the number of shares outstanding.  Also disclose that the numbers of shares and per share amounts are not retroactively restated because the original document was issued prior to the date of the split.

Response:
The Company has amended the subsequent events disclosure in the 10-KT/A.

8.  Subsequent Events

On February 4, 2011, a special meeting of shareholders was held.  An amendment to our Articles of Incorporation was presented for a vote of the shareholders to increase the authorized number of shares of our common stock from 75,000,000 shares to 500,000,000 shares, par value of $0.001 per share.  The amendment was approved by the shareholders.

On February 23, 2011, the Company entered into an acquisition transaction with Petro Grande, LLC through which Petro Grande, LLC acquired a controlling interest in the Company. In conjunction with the transaction, Petro Grande, LLC replaced the executive management of the Company with its management team.  The purchase price consideration received included a $3.5 million note payable to Petro Grande, LLC and 261,471,681 shares of the Company’s restricted common stock priced at $0.02 per share. As consideration Petro Grande, LLC contributed a 4,808 acres undeveloped lease in Crockett County, Texas.

On May 16, 2011 the Company received approval from the Financial Industry Regulatory Authority (“FINRA”), clearing a 5-to-1 reverse stock split previously approved by the Board of Directors and announced on March 18, 2011. As a result of the reverse split, the number of authorized shares of the Company’s common stock has been reduced, from 500,000,000 shares to 100,000,000 shares.   The numbers of shares were not retroactively restated because the original filing was issued prior to the date of the split.

Note – Original filing date of the December 31, 2010 Form 10KT was May 16, 2011.

11

Page Number Reference:
Page F-11 of the 10-KT -- Subsequent Event Footnote

Item 1. Description of Business, page 5

Comment No. 19.
While we do not object to a discussion of your future business strategy, please begin this narrative with a description of the company and its business during the fiscal period for which this transition report has been filed.  Given the fact that the company did not hold any significant assets as of the balance sheet dates included in the filing, the current narrative is difficult to understand.

Response:
The discussion has been updated to reflect a description of the Company and its business during the fiscal period for which this transition report has been filed.

We had no operations prior to and we had no revenues during the six months ended December 31, 2010. We have minimal capital and minimal cash. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

We are an oil and gas exploration and development company focused on creating a portfolio of North American assets that exhibit consistent, predictable, and long-lived production capabilities. We plan to build value for its shareholders through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to us relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease purchase or farm-out, when available, with third parties and industry partners.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis.  We may, in any particular case, decide to participate or decline participation.  If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing.  If participation is declined, we may elect to non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

12

We will need substantial additional capital to support our proposed future energy operations.  We have no revenues.  We have no committed source for any funds as of date here.  No representation is made that any funds will be available when needed.  In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Page Number Reference:
Page 5 of the 10-KT/A – Business Strategy

Comment No. 20.
It appears that the “Acreage Acquisition” did not occur until after the transition period for the six months ended December 31, 2010.  Please revise your narrative to clarify this fact.  As a related matter, you stated in your response to our prior comment 4 that a formal and definitive agreement was required to be executed by January 12, 2011.  However, it appears that the acquisition transaction did not occur until February 23, 2011.  Please explain, in your narrative, how this came about.

Response:
The narrative surrounding the “Acreage Acquisition” has been omitted in the Form 10KT/A, as this acreage acquisition did not occur until February 23, 2011. There was never a formal and definitive agreement put into place.

Page Number Reference:
Page 5 of the Form 10-KT/A – Business Strategy

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

Comment No. 21.
Refer to our previous comment 22.  Please confirm our understanding that there was no issuance of stock compensation in the three months ended December 31, 2010.

Response:
The narrative surrounding the stock compensation has been revised under the general and administrative section of the discussion relating to results of operations. Stock was issued to certain directors and officers of the Company in August of 2010 for services rendered.

13

General and Administrative

G&A expenses include employee-related costs, professional service fees, allocations of overhead expenses, litigation costs and corporate administrative costs, including finance and human resources. Total G&A expenses were approximately $409,880, and $59,250 for the six months ended December 31, 2010 and 2009, respectively, compared with approximately $254,201 and $35,648 for the fiscal years ended June 30, 2010 and 2009, respectively.

The significant increase in general and administrative expenses for the six-months ended December 31, 2010 was due to the issuance of 4,200,000 shares of common stock to certain officers and directors of the Company for services performed. The Company expensed $294,000 for professional services on August 9, 2010 related to the share issuance. The remaining expenses were related to accounting and legal fees, and compensation expense.

Page Number Reference:
Page 23 the Form 10-KT/A -- Results of Operations

Comment No. 22.
Refer to your discussion of general and administrative expenses.  Please expand your disclosure to identify and quantify the material components of this line item for the six months ended December 31, 2010.  Explain the business reasons for the significant increase in this expense relative to prior fiscal periods.

Response:
The narrative describing the discussion of general and administrative expenses was expanded to describe the reason for the increase in expense relative to prior fiscal periods. The change in narrative appears above in the response to Comment No. 21.

Page Number Reference:
Page 23 the Form 10-KT/A -- Results of Operations

Going Concern, page 23

Comment No. 23.
Please revise your discussion here to reference December 31, 2010; your current presentation references December 31, 2011.

14

Response:
The discussion was revised to include the correct date.

Going Concern

The Company's financial statements for the six months ended December 31, 2010, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company reported a net loss of $625,344 for the six months ended December 31, 2010, and an accumulated deficit during the development stage of $2,588,524 as of December 31, 2010. At December 31, 2010, the Company had a working capital deficit of $661,401 and the Company had no revenues from its activities during the six months ended December 31, 2010.

The Company’s financial statements as of December 31, 2010, have been prepared on the assumption that the Company will continue as a going concern.  Our independent accountants have issued a report stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Page Number Reference:
Page 24 the Form 10-KT/A -- Results of Operations

Financial Statements

General

Comment No. 24.
Please label the years ended June 30, 2009 and 2010 as “restated.”

Response:
The financial statements for years ended June 30, 2009 and 2010 have been labeled as “restated.”

Page Number Reference:
Page F-1 through F-5 of the Form 10-KT/A – Financial Statements

15

Comment No. 25.
We note the change of accountants that occurred in February of 2011.  Please tell us whether Whitley Penn LLP has also served as the accountant for Petro Grande.  If so, please describe the services they provided.

Response:
Prior to their engagement in February 2011, Whitley Penn LLP, had not served as accountants or provided services for Petro Grande, LLC.

Note 2 – Summary of Significant Accounting Policies, page F-7

Revenue Recognition

Comment No. 26.
Please revise this note to include your proposed revenue recognition policy.

Response:
The summary of significant accounting policies has been updated to include the following revenue recognition policy.

Revenue Recognition - Oil, gas and natural gas liquids revenues are recognized when the products are sold and delivery to the purchaser has occurred. We use the sales method to account for gas imbalances, recognizing revenue based on gas delivered rather than our working interest share of gas produced.

Page Number Reference:
Page F-7of the Form 10-KT/A – Financial Statements Footnotes

Comment No. 27.
As a related matter, we note from your disclosure of this policy on page 25 that you recognize the cost of revenues, such as compression expenses, as a reduction of revenue.
Please tell us your basis in U.S. GAAP for such treatment, as opposed to separately stating these operating costs on the face of your financial statements.  In this regard, we assume that the “transportation” costs to which you refer constitute shipping costs.  If our assumption is not correct, please address the classification of these costs as well.

Response:
The note has been revised to exclude the sentence that refers to a reduction of revenue for transportation and compression costs.

Revenue Recognition

Oil, gas and natural gas liquids revenues are recognized when the products are sold and delivery to the purchaser has occurred. We use the sales method to account for gas imbalances, recognizing revenue based on gas delivered rather than our working interest share of gas produced. There were no revenues for the six months ended December 31, 2010.

16

Page Number Reference:
Page 25 of the Form 10-KT/A – Management’s Discussion and Analysis

Oil and Gas Properties, page F-8

Comment No. 28.
Please clarify your intended meaning of the last sentence of the first paragraph of this section, “[t]he Company did not recognized exploration, abandonment, geological and geophysical at December 31, 2010, or June 30, 2010 and 2009.”

Response:
The note has been revised to include the word “cost” to clarify the intended meaning of the last sentence.

The Company has not incurred exploration, abandonment, geological and geophysical costs for the period / years ended December 31, 2010, or June 30, 2010 and 2009.

Page Number Reference:
Page F-7 of the Form 10-KT/A – Financial Statement Footnotes

Comment No. 29.
Please revise your disclosure related to the Eddy County properties to indicate the closing date of the transaction of August 6, 2010, as disclosed on page 20 of your filing.

Response:
The note has been revised to indicate the closing date to be August 6, 2010.

The Company entered into an agreement on October 12, 2009 to purchase several oil and gas properties for $550,000. The Agreement was subsequently amended on March 4, 2010 to lower the purchase price to $200,000 plus 200,000 restricted shares of Blugrass’ common stock, with the cost of environmental remediation to be deducted from the purchase price. On August 6, 2010 the transaction closed. The Company has paid $200,000 towards this purchase, but has not issued any common stock.  Title to these oil and gas properties has not transferred to the Company as of the date of these financial statements, pending remediation work to be done by the seller. The Company capitalized $200,000, but has deemed this amount to be impaired due to the lack of a reserves analysis or projected positive cash flows. On January 24, 2011 the Company sold its interest in these oil and gas properties.

Page Number Reference:
Page F-7 of the Form 10-KT/A – Financial Statement Footnotes

17

Note 6 – Convertible Promissory Notes, page F-10

Comment No. 30.
With regard to the July 19, 2010 and September 7, 2010 Convertible Promissory Note  issuances, please tell us how you calculated the beneficial conversion feature and revise your disclosure to indicate the effective interest rate on such issuances for each period an income statement is presented and the notes are outstanding.

Response:
The beneficial conversion features were calculated at a 45% discount rate. The discount rate was stated in the note agreements for both the September 7, 2010 and July 19, 2010 notes. The debt discount and BCF were calculated at 45% of the note. The beneficial conversion feature was charged to APIC and related entry to debt discount. The discount was accreted for any interest expense during the period.  The disclosure has been revised to indicate the effective interest rate on the July 19, 2010 and September 7, 2010 Convertible Promissory Note issuances for each period an income statement is presented and the notes are outstanding.

6. Convertible Promissory Notes

As of December 31, 2010, and June 30, 2010 and 2009, the Company had outstanding $379,416, $297,916 and $366,666, respectively, of unsecured convertible promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum) and also require the Company to issue restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  The Company did not fulfill payments under the 2008 Convertible Notes as due, and recorded interest at the default rate of 18%.  During the six months ended December 31, 2010, and fiscal year ended June 30, 2010 and 2009 the Company recognized additional interest expense of $113,398, $105,723, and $256,666, respectively relating to the restricted common stock granted with the Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the Convertible Notes were issued.

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    The Company did not fulfill payments under the 2008 Convertible Notes as due, and recorded interest at the default rate of 18%. As a result of the 50% discount discussed above, the Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  For the year ended June 30, 2010 and six months period ended December 31, 2010, the interest expense related to the beneficial conversion feature was $13,750 and $68,750, respectively.

18

On July 19, 2010 and September 7, 2010, the Company issued $50,000 and $32,000 of convertible promissory notes (the “Additional Convertible Notes”) to the same note holder. On or after April 19, 2011 and June 7, 2011, the holders of  the Additional Convertible Notes had the option, at their sole discretion to convert outstanding principal and interest into shares of the Company’s common stock at a 45% discount to average Fair Market Value (as defined).   The Company recorded a note discount relating to the beneficial conversion feature of $37,125, which is amortized over the term of the Additional Convertible Notes.  As of December 31, 2010, the unamortized amount of the beneficial conversion feature was $19,750. During the six months ended December 31, 2010 the Company had recorded $17,375 of interest expense related to the beneficial conversion feature.

On July 7, 2010, principal and accrued interest of $50,000 relating to certain 2008 Convertible Notes was converted into 1,000,000 shares of restricted common stock.  As a result of these conversions, $27,273 of unrecognized beneficial conversion was expensed.

At December 31, 2010, accrued interest payable on the outstanding Convertible Notes was $33,616.

Convertible promissory notes are as follows:

		Ending	Proceeds			Ending	Stated	Default			Effective
	Original	Balance	(Paydown)	Principal	Debt	Balance	Interest	Interest	Current		Interest
Date of Issuance	Issuance	@ 6/30/10	(Conversions)	@ 12/31/10	Discount	@ 12/31/10	Rate	Rate	Rate		Rate
11/17/2008	100,000	100,000	(50,000)	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
1/29/2009	50,000	50,000	-	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
5/17/2010	75,000	75,000	-	75,000	-	75,000	10.0%	20.0%	20.0%	(1)	75.00%
5/17/2010	75,000	75,000	-	75,000	-	75,000	10.0%	20.0%	20.0%	(1)	75.00%
7/19/2010	50,000	-	50,000	50,000	10,000	40,000	8.0%		8.0%		64.25%
9/7/2010	32,500	-	32,500	32,500	9,750	22,750	8.0%		8.0%		72.29%
Total		216,666	32,500	399,166	19,750	379,416
(1) Currently in default

Page Number Reference:
Page F-9 of the Form 10-KT/A – Financial Statement Footnotes

19

Note 9 – Restatement, page F-11

Comment No. 31.
Please revise your presentation here to include footnote disclosure for each restated item indicating the facts and circumstances leading to the changes.

Response:
The disclosure and presentation in Note 9 – Restatement was updated to include a disclosure for each restated item indicating the facts and circumstances leading to the changes.

Page Number Reference:
Page F-11 of the 10-KTA – Restatement

Form 10-Q for the Quarterly Period Ended March 31, 2011

Statements of Operations, page 2

Comment No. 32.
It appears from related disclosure that you consider the Quad Energy stock, originally valued at $500,000, to be impaired on an other-than-temporary basis.  If our understanding is correct, such loss should now be considered “realized,” not “unrealized.” Your current income statement presentation appears to be appropriate with the exception of your nomenclature.  Please revise accordingly here and throughout your document to clarify.

Response:
Appropriate changes have been made to the income statements and cash flow statements to reflect that the Quad Energy Stock is considered to be a “realized” loss.

Page Number Reference:
Page 2 of the March 31, 2011 Form 10-Q/A – Financial Statements

Comment No. 33.
We have reviewed the recent stock quotations and available financial information relating to Quad Energy.  Consideration should be given to the disclosure requirements of Item 2.06 of Form 8-K.

Response:
The company has given consideration to the disclosure requirements of Item 2.06 of Form 8-K, and will make an 8-K filing to highlight the impairment to the Quad Energy shares.

20

Summary of Significant Accounting Policies

Accounts Receivable, page 5

Comment No. 34.
Please tell us to what the accounts receivable relate.  Specifically address how they were generated given that you have no revenue to date.  Identify the related party as well.

Response:
The balance of accounts receivable as of March 31, 2011 consisted of a receivable from the Company's President and Chief Executive Officer, Abe Janz, representing an expense advance to Mr. Janz for business related travel incurred during the three month period ended March 31, 2011.

Other Receivable – There was an other receivable totaling $6,296 and $0 as of March 31, 2011 and December 31, 2010, respectively.  The balance of other receivable as of March 31, 2011 consisted of a receivable from the Company’s President and Chief Executive Officer, Abe Janz, representing an expense advance to Mr. Janz for business related travel.

Page Number Reference:
Page 5 of the March 31, 2011 Form 10-Q/A – Accounts Receivable

Comment No. 35.
We note that the seller has also granted the buyer an irrevocable option to participate in wells drilled on remaining acreage held under lease by the seller in Val Verde, Texas.  Please tell us, supplementally and in detail, how that option was valued and recorded.

Response:
The option is not deemed to be financial instrument that needs to be valued. The term “option” is used to explain that the Company has the contractual right to participate in wells drilled on remaining acreage held by Petro Grande, LLC.

Acquisition of the Soto Lease also included an irrevocable option to participate as a working interest partner in drilling programs sponsored on an additional 9,850 acres (currently held by Petro Grande) located in close proximity to the Company’s Soto Lease.  This acreage also benefits from 3D seismic imaging.  Accordingly, at such time as Petro Grande offers working interests (on a wellbore basis) to third-party investors, and during the term of the respective lease, the Company may exercise its Option to participate on an equivalent economic basis.

Page Number Reference:
Page 7 of the March 31, 2011 Form 10-Q/A – Oil and Gas Properties

21

Acquisitions and Dispositions, page 7

Comment No. 36.
Refer to the asset purchase agreement with Quad Energy on January 25, 2011.  You represent that the purchase of these properties closed on August 6, 2010.  We understand that you had no further obligations to the Robinhood LLC subsequent to that date and that no formal consent was required from the seller in order for you to convey your interest in full to Quad Energy.  Please confirm, or supplementally tell us how our understanding is not correct.

Response:
Your understanding is correct.  The Company had no outstanding obligations to Robinhood LLC subsequent to August 6, 2010, which was the closing date for the acquisition of the Eddy County properties. Therefore there are no reporting requirements or notes that need to be made in the March 31, 2011 Form 10-Q.

Comment No. 37.
As a related matter, we note that you had also entered into an agreement with Doral West Corp. with respect to these properties.  You sold them a 40% interest in these properties for $10 plus other consideration.  You were to establish a joint operating agreement with them and you agreed to be responsible for $200,000 in start-up costs.  It appears that you had deposited only $100,000 of this amount with Doral.  Please tell us how this arrangement has been impacted by the sale of these properties to Quad Energy.  Explain to us whether Doral has formally released you from all of your obligations under the agreement and tell us whether you expect to recover your $100,000 deposit.

Response:
The Company paid Doral West a total of $200,000 for start-up costs. The Company did not recover any deposit from Doral West. Upon the sale of these properties to Quad Energy the Company received stock in lieu of cash.

Comment No. 38.
We have reviewed the disclosures regarding the transaction with Petro Grande as well as the related purchase and sale agreement.  We are not persuaded that this transaction has been accounted for in a manner consistent with its substance.  To facilitate our understanding of the transaction, and your method of accounting for same, please provide us with additional detailed information regarding the acquired property prior to February 23, 2011.  For example, please tell us when the property was acquired by Petro Grande and at what price.  Although the property is characterized as undeveloped, the acquired interests include working and other interests and operating rights.  It appears that exploration efforts have begun on the acquired property.  We particularly note the references to 3D seismic surveys and to a “list of the wells located on the lands.”  Please describe any exploration activities that took place on the property subsequent to its acquisition by Petro Grande and quantify any capitalized cost, if applicable.  Finally, please quantify the value of the acquired property on the books of Petro Grande on February 23, 2011.

22

Response: please see the blended response to Comment No. 39.

Comment No. 39.
We note that Blugrass Energy was, in substance, an inactive shell at the transaction date.  We also note that, as a result of the share exchange, the sellers received the largest portion of voting rights, took over management of the combined entity and took over the governing board.  Although a note receivable in the amount of $3.5 million was issued, the buyer had insufficient assets to pay the notes and the funds for payment will have to come from future operations of the transferred properties.  Finally, payment of the note is secured by “The Mortgage.”  In view of these facts, discuss the consideration given to accounting for this transfer at historical cost in a manner similar to a recapitalization.

Response to comments 38 and 39:

Since the substance of the transaction and accounting treatment is the common thread between both of these comments, they will be addressed together since they are closely linked.

The Company respectfully does not agree that the Company was, in substance, an inactive shell at the transaction date.

Rule 12b-2 under the Securities Exchange Act defines a shell company as a company that has:

(A) No or nominal operations; and

(B) Either:
(1)	No or nominal assets;
(2)	Assets consisting solely of cash and cash equivalents; or
(3)	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

Management does not consider the Company to be a shell company at the transaction date for the following reasons:

1)	The Company was a development stage company with more than just nominal operations, actively conducting its business and actively pursuing a business plan.
2)	The Company had more than nominal assets and, in fact, had acquired a 2,800-acre oil and gas lease plus all of the equipment used to produce and sell crude oil and natural gas on the lease acreage.
3)
The Company was actively looking for additional oil and gas leases to develop.  One of those leases was the 4,807-acre Soto Lease located in Crockett County, Texas – which was ultimately acquired for development.

4)
Company management had the skills and experience to carry the business plan into effect and in particular, its then-current CEO had prior experience in the acquisition, evaluation, exploration and development of oil and gas properties.

23

5)
Disposition of the Company’s 2,800-acre oil and gas lease referenced in point #2 above was a contractual pre-condition to closing of the acquisition of the 4,807 acres located in Crockett County, Texas.  In view of this contractual commitment, the short period of time between the sale of the 2,800-acre lease and the acquisition of the 4,807-acre Soto Lease and related assets, would not justify the characterization of the Company as a shell.

***

Regarding the acquired property prior to February 23, 2011:

The Soto Lease was acquired by Petro Grande on December 11, 2007, as one of a group of six oil and gas leases.  A portion of the aggregate purchase price was allocated to the Soto Lease.

A seismic survey has been undertaken on the Soto Lease, as described in more detail below.  The seismic survey and subsequent geophysical evaluation of the acquired data have identified a number of target drilling locations, but no drilling or other exploration efforts have begun on the Soto Lease.

Petro Grande had approximately $1.9 million of leasehold costs on its books, had spent approximately $1.5 million on seismic costs allocable to the Soto Lease (which were written off because Petro Grande used the tax basis of accounting for its books and seismic costs could be deducted for tax purposes), and total interest expense, general and administrative expenses and financing costs allocable to the Soto Lease incurred by Petro Grande from December 31, 2008 to December 31, 2010 were approximately $1.3 million, with Petro Grande’s cost in the Soto Lease totaling approximately $4.7 million.

Accordingly, the value of the Soto Lease on the books of Petro Grande on February 23, 2011 does not take into account the results of the thorough geophysical evaluation work previously undertaken with respect to the Soto Lease.  Petro Grande committed to the use of sophisticated 3D technology for analyzing formations, faults, and other features that would indicate the presence of hydrocarbons in commercial quantities.  Petro Grande completed 3D seismic over the entire Soto Lease acreage to specifically identify hydrocarbon reservoirs within the fields.  The Strawn and Ellenburger formations in particular are known to be highly productive formations in the area of the Soto Lease.  As a point of information, the distinct advantage of 3D seismic surveys is that 3D provides continuity of subsurface rocks and fluids (including hydrocarbons) and contributes significantly to lowering project risk and identifying potential targets with a much higher degree of accuracy.

In 2009 and 2010, the 3D analysis of the Soto Lease was performed by Dr. William J. Purves, PhD., a geoscientist with a distinguished career (including at Mobil Oil), with many years of geological work in the Val Verde basin where the Soto Lease is located.  Dr. Purvis had outside specialized evaluation processes performed on the seismic data to include relief, instantaneous frequency, and inversion interpretations.  The results then enabled Dr. Purves to identify many drilling targets on the Soto Lease as significant opportunities for successful Strawn, Ellenburger and Canyon Sands wells.

24

In 2010, Petro Grande engaged dB Petroleum Advisory Services, whose staff includes a very experienced geoscientist with a Texas Board of Professional Geoscientists license, to perform a second, independent evaluation of the Soto Lease and the seismic/geophysical data related to the Soto Lease. This geoscientist, with over 30 years of worldwide exploration experience stated, “it is our opinion that the Childress-Soto prospect represents an exceptional opportunity to develop significant conventional, long lived gas reserves through implementation of a logical and cost effective drilling program.”  Consistent with Dr. Purves’ work, the geoscientist identified 77 total locations for Strawn, Ellenburger and Canyon Sands targets, all on the Soto Lease.

Conclusion:
Based on these facts and the cost/valuation of the Soto Lease, the Company is of the view that this transaction has been accounted for in a manner consistent with its substance.

Company management believes, due to the extensive work performed to identify the hydrocarbon reserves, that the value of the transaction is reasonable and conservative.

Comment No. 40.
We note from your disclosure in your Form 10-KT for the Six-Month Period Ended December 31, 2010 in Note 8 on page F-12 that you have valued the Crocket County property using the value of the note and the market value of common stock ($0.02, pre-split) on the date the transaction closed.  Please tell us what consideration was given to evaluating this property for impairment during the quarterly period ended March 31, 2011.

Response:
The Company is mindful of the impairment rules and regulations.  In view of the information disclosed in the response to comments 38 and 39, Company management does not believe that any impairment is appropriate on the Soto Lease, which is the Crockett County, TX property.

***

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

25

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, please call the undersigned at 972.404.9995.

Sincerely,

/s/ Laurence K. Maguire
Laurence K. Maguire
Executive Vice President and Chief Financial Officer

cc:	Amy Geddes, SEC, First Reviewer
Abe Janz, President & CEO, Blugrass Energy/Rio Grande Petroleum
Roger Crabb, Scheef & Stone, LLP
Michael Bodwell, Partner, Whitley Penn LLP
Ted Madsen, Partner, Madsen & Associates CPA’s, Inc.

Enclosure:  Definitive participation agreement with Petro Grande, LLC

26

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K/A
(Amendment No. 1)

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended June 30, 2010

Or
[_]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from _____________ to _____________

Commission file number: 000-54035

BLUGRASS ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-4952339
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

13465 Midway Rd, Suite 322, LB 10, Dallas, TX 75244
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (972) 404-9995

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [_]  No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. [_]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such  shorter  period that the  registrant  was required  to file  such  reports),  and  (2) has  been  subject  to such  filing requirements for the past 90 days.
Yes [X]  No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (ss. 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer,"  "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

Large accelerated filer [_]	Accelerated filer [_]

Non-accelerated filer [_]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_]  No [X]

The aggregate market value of voting stock held by non-affiliates of the registrant was $1,580,833 as of  June 30, 2010 based upon the closing market price of the Company's stock on that date.

There were 51,616,666 shares outstanding of the registrant's Common Stock as of June 30, 2010.

EXPLANATORY NOTE

Blugrass Energy, Inc. is filing this Amendment No. 1 to Form 10-K (the “Amendment”) to amend its annual report for the fiscal year ended June 30, 2010, as filed with the Securities and Exchange Commission on November 15, 2010 (the “Annual Report”). The purpose of this Amendment is to revise the Annual Report as a result of review of the Company’s Form 10-K by the Securities and Exchange Commission in February 2011.  This Amendment contains changes to following items:

•	Cover Page
•	Part I
o	Item 1 (Business / Oil and Gas Properties)
o	Item 1A. (Risk Factors / General Business Risk Factors)
•	Part II
o	Item 5. (Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities / Recent Sales of Unregistered Securities),
o	Item 6. (Selected Financial Data)
o	Item 7. (Management’s Discussion and Analysis of Financial Condition and Results of Operations / Prospective Oil and Gas Activities, Results of Operations, Going Concern and Property and equipment)
o
Item 8. (Financial Statements and Supplementary Data / Balance Sheets, Statements of Operations, Statements of Cash Flow, Statements of Stockholders’ Equity (Deficit), Notes to the Financial Statements – Notes 1 through 9)

o	Item 9. (Changes in and Disagreements With Accountants on Accounting and Financial Disclosure / Previous Independent Registered Public Accountant)
o	Item 9A(T). (Controls and Procedures)

Except for the foregoing amended information, we have not updated the disclosures in the Annual Report to reflect events that have occurred subsequent to the November 15, 2010 initial filing of the Annual Report.

FORWARD LOOKING STATEMENTS

Our disclosure and analysis in this Form 10-K/A may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are subject to risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Form 10-K/A that address activities, events or developments that we expect or anticipate will occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, plans, references to future success, reference to intentions as to future matters, and other such matters are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Form 10-K/A are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Form 10-K/A. All forward-looking statements speak only as of the date of this Form 10-K/A. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

PART I

References in this Transition Report on Form 10-K/A to “we,” “us,” “Blugrass” or “the Company” refer to Blugrass Energy Inc., a Nevada corporation.

ITEM 1.  BUSINESS

General

Blugrass Energy Inc. “Blugrass” is a publicly held corporation quoted on the OTC under the symbol BLUG.PK. The Company was incorporated under the laws of the State of Nevada on May 19, 2006 as Coastal Media, Inc.  On September 11, 2008, the Company amended its Articles of Incorporation to change its name to Blugrass Energy Inc.

History of Blugrass Energy, Inc.

Blugrass Energy, Inc. (the Company) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media, Inc.  On October 1, 2008, the Company amended its Article of Incorporation to change its name from Coastal Media Inc. to Blugrass Energy, Inc.

Our original business plan which we commenced in June 2006 was to operate a cruising guides website and produce and sell multimedia DVD for pleasure boating.  We have been in the development stage since our inception.  Activities through June 30, 2010 include the raising of equity capital and the formation of a business plan to merge with or acquire and develop assets from a company in the oil and gas industry.

Company Overview

We had been inactive prior to 2008. We have no recent operating history and no representation is made, nor is any intended that we will be able to carry on our activities profitably.  The viability of the proposed business effort is dependent upon sufficient funds being realized from offerings, of which there is no assurance.  John Kenney Berscht, Chief Executive Officer and Director, has prior experience in the acquisition, evaluation, exploration and development of oil and gas properties.

Blugrass is an oil and gas exploration and development company focused on creating a portfolio of North American assets that exhibit consistent, predictable, and long lived production capabilities.  We plan to build value through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to the Company relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease purchase or farmout, when available, with third parties and industry   partners.   We plan to engage in the exploration, acquisition, development, production, and sale of natural gas and crude oil, although the Company expects to generate most of its initial revenue from the production and sale of natural gas.

We have no revenues at this time and anticipate that we will need additional capital to support the execution of our business plan.  Decisions regarding future participation in acquisitions or other business development activities will be made on a case-by-case basis.

Our overall growth strategy is to continue building value in our Company through the development and acquisition of gas and oil assets that exhibit consistent, predictable, and long-lived production.

We plan on acquiring properties that contain proven gas reserves, some of which are adjacent to interstate pipeline systems which provide ready access to sales markets for the gas produced. We believe our path to success will be built around a three phase growth strategy as described below:

Phase One of our business plan calls for investing in various lease holdings and properties with no current production.  This program is consistent with our principal strategy which is to acquire and farmout small land positions in major oil and natural gas basins while retaining negotiated carried interests. Surface geology will be reviewed along with seismic data, when available, which will aid in subsurface structural interpretation and lead generation for new acquisition opportunities in areas of interest.

Phase Two of our business plan calls for purchasing interests in properties which contain proven reserves.  This growth strategy is partially based on participation, as it intends to team up with outside strategic partners, and investors who will assume part or all of the costs associated with the drilling of additional wells in exchange for part of the revenues derived from the wells they finance.  We expect that implementation of this strategy will reduce the financial risk to us while retaining an overriding net royalty interest in each successful well drilled.

Phase Three of our business plan calls for originating, developing and managing balanced, low-risk, highly-focused  developmental  drilling  programs, with accredited investors and qualified  partners, in areas with low drilling costs and high success rates.  This stage further balances our approach to profitable energy asset development through low risk, highly focused, predominantly "development" drilling projects.

This business development plan is expected to be executed in multiple phases. The pace of the development will obviously depend on the availability of a viable financing program, lender restrictions, general economic conditions, and potential other factors relevant to this type of program.

The Market

Natural Gas Supply and Demand: Natural gas drillers across the United States are idling rigs setting the stage for supplies to drop faster than demand.  Approximately 45% of the rigs in the United States have been shut down since September 2008. The U.S. Energy Department expects that production will fall 5.2%, faster than the 1.9% decline in use.

Blugrass' management believes that there are strong indications that the oil and gas market has bottomed out and as it has reflected stronger market since January 2009.  Blugrass believes that the fall in gas prices, as well as, increases in the costs of acreage and drilling provides the Company with a rare opportunity to position the Company for the future.

The National Petroleum Council estimates the U.S. demand for natural gas to increase from 22 trillion cubic feet (TCF) in 1998 to over 31 TCF by 2015.  This nearly 50% increase in demand for natural gas, coupled with constrained supplies from conventional sources and storage facilities, suggests an urgent need for new gas sources.  Although conventional gas sources such as high permeability sandstones supply about 60% of the U.S. demand (13 TCF in 1998), projections indicate a flat to declining supply through year 2015.  The shortfall in conventional gas supply is expected to be taken up by production from un-conventional sources such as tight gas sandstones/shales, associated gas, and Coal Bed Methane (CBM).  CBM shows great promise as a future source of natural gas, with the US Geological Survey estimating some 700 TCF contained in 6 major CBM basins in the continental US. This constitutes an enormous reserve, almost the entire US demand for the next 25 years.

We plan to acquire leases that lie within one or more of these sub-basins.  We believe the current supply and demand fundamentals will lead to a strengthening in prices.  Consequently, we intend to continually seek out potential producing properties in these regions of the U.S.

CBM Production: CBM production is similar to conventional natural gas production in terms of the physical production facilities and the product produced. However, surface mechanics and some production characteristics of CBM wells are quite different from traditional natural gas production wells.  Methane gas is created as part of the coalification process.  Coals vary in their methane gas content which is defined by the industry as cubic feet of gas per ton of coal.  Conventional natural gas wells assume a porous and permeable reservoir, hydrocarbon migration and a natural structural or stratigraphic trap.  However, CBM is trapped in the molecular structure of the coal itself until it is released by pressure changes, resulting from water removal from the coal-bed.

Water completely permeates coal-beds and the natural fracture system or cleats as they are normally referred.  In good production areas, the cleats are pervasive throughout the coal-beds.  CBM gas, principally methane, is adsorbed onto the grain surfaces of the coal.

To produce CBM, the water must be drawn off first, lowering the pressure so that the methane gas will desorb from the coal thus allowing gas to flow from the coal into the de-watered cleats that act as high permeable conduits to the well bore, where gas can be produced at the well head

These cleats are assumed to have been formed during the coalification and uplifting processes. If cleat permeability is adequately developed, it may allow commercial quantities of methane gas to be produced from the well. The qualities of productive CBM wells include coal quality, the content of natural gas per ton of coal, thickness of the coal-beds, reservoir pressure, existence of natural fractures, and overall permeability of the coal-bed.

CBM production also differs from conventional gas production that normally starts at its highest production rate and then declines with time.  Because coal-beds have water residing within the cleats, the water needs to be withdrawn in order to promote production of the adsorbed gases. Thus, for the case of CBM, initial water production is high and diminishes with time. CBM gas production, however, starts at a relatively low rate, reaching a peak some months later and then begins to decline.

CBM production is attractive due to several geological factors:  Coal stores six or seven times as much gas as a conventional natural gas reservoir of equal rock volume due to the large internal surface area of coal; significant amounts of coal are accessible at shallow depths, making well drilling and completion relatively inexpensive; exploration costs are also low since methane occurs in coal deposits, and the location of the Nation's coal resources is well defined.

Global Oil Supply and Demand:  World demand for oil has fluctuated wildly in the past year.  While there was much growth in demand, about 40 percent from Asia, into 2008 due mainly to rapidly growing economies in China and India there has been a dramatic decline in oil demand due to the worldwide recession.  In 2004, China passed Japan as the world's second-largest consumer of oil. It used an average of 6.63 million barrels of oil every day - about twice what it produces. Its oil imports doubled between 1999 and 2004.  China's demand for oil is expected to continue to increase each year albeit much more slowly in the recession. If that happens, China will surpass the United States as the world's largest consumer of oil by 2015. Similarly, India's oil needs are expected to grow by four to seven percent a year.

Up to this point, the world's oil producers have been able to meet demand. However, should demand increase substantially, or production increase for any reason, there could be a significant spike in the price of oil and possible shortages.

The London-based Oil Depletion Analysis Centre recently released a study that predicted tight oil supplies through the rest of this decade, even if all of the new major oil recovery projects scheduled to come on stream over the next six years meet their targets.  The only way to avoid it, the study said, is for demand to drop sharply, which it did in the last half of 2008.

Increasing Supply:  There are two ways to increase oil supply:  getting more oil out of existing wells and finding new sources.  Extraction  from existing wells has been getting  steadily more  efficient;  according to The Economist,  "A few decades ago, the average oil recovery rate from  reservoirs  was 20%;  thanks to remarkable  advances  in  technology,  this has risen to about 35%," with future increases expected.  Methods for recovering oil from shale are notable for continuing to improve. Furthermore new sources, including the continental shelf, continue to be opened for exploration.

Areas of Interest and Property:  We will consider the following criteria when evaluating whether to acquire an oil and gas prospect:

     1)   Proximity to existing production;
     2)   Target zone is less than 4,000 feet in depth;
     3)   Location in a known producing region;
     4)   Whether there is well control data from nearby drill sites;
     5)   Favorable geologic evaluations by local geologists of production potential;
     6)   Reasonable cost of acquisition;
     7)   Term of lease and drilling commitment, if any; and
     8)   Reasonable drilling cost estimates.

Upon selecting a lease for purchase, a geochemical survey of the property will be initiated.

Competition, Markets, Regulation and Taxation

Competition:  There are a large number of companies and individuals engaged in the exploration for minerals and oil and gas; accordingly, there is a high degree of competition for desirable properties.  Many of the companies and individuals so engaged have substantially greater technical and financial resources than us.

Most of the domestic natural gas reserves are concentrated in larger U.S. based companies.  In 2005, the top twenty operators (Class 1-10 and 11-20) had sixty percent of the proven reserves of natural gas.  The next two size classes contain 80 and 400 companies and account for 24 and 10 percent of the U.S. natural gas proved reserves, respectively. The top 20 operators had a 23 percent increase in their reserves from 200 to 2005.  The rest of the operators had a three percent increase in their reserves during the same period.  There were 859 active gas producing fields in 2005 and approximately 15,000 domestics oil and gas operators.

Markets: The availability of a ready market for oil and gas discovered, if any, will depend on numerous factors beyond the control of us, including the proximity and capacity of refineries, pipelines, and the effect of state regulation of production and of federal regulations of products sold in interstate commerce and recent intrastate sales.  The market price of oil and gas are volatile and beyond our control.  The market for natural gas is also unsettled, and gas prices have fluctuated dramatically in the past four years with substantial fluctuation, seasonally and annually.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells.  In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is no assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas.  There presently exists an oversupply of gas in the certain areas of the marketplace due to pipeline capacity, the extent and duration of which is not known.  Such oversupply may result in restrictions of purchases by principal gas pipeline purchasers.

Governmental Regulations:  Regulation of Oil and Natural Gas Production.  Our oil and natural gas exploration, production and related operations, when developed, are subject to extensive rules and regulations promulgated by federal, state, tribal and local authorities and agencies.  For example, some states in which we may operate require permits for drilling operations, drilling bonds and reports concerning operations and impose other requirements relating to the exploration and production of oil and natural gas.  Such states may also have statutes or regulations addressing conservation matters, including provisions for the unitization or pooling of oil and natural gas properties, the establishment of maximum rates of production from wells, and the regulation of spacing, plugging and abandonment of such wells.  Failure to comply with any such rules and regulations can result in substantial penalties.  The regulatory burden on the oil and gas industry will most likely increase our cost of doing business and may affect our profitability.   Although  we  believe  we  are  currently  in substantial  compliance with all applicable laws and  regulations,  because such rules and regulations are frequently amended or reinterpreted,  we are unable to predict  the future  cost or impact of  complying  with such  laws.  Significant expenditures may be required to comply with governmental laws and regulations and may have a material adverse effect on our financial condition and results of operations.

Federal  Regulation  of Natural Gas: The Federal  Energy  Regulatory  Commission ("FERC")  regulates  interstate  natural  gas  transportation  rates and service conditions,  which may affect the marketing of natural gas produced by us, as well as the revenues that may be received by us for sales of such production. Since the mid-1980s, FERC has issued a series of orders, culminating in Order Nos. 636, 636-A and 636-B ("Order 636"),  that have significantly altered the marketing and transportation of natural gas.

Order 636 mandated a fundamental restructuring of interstate pipeline sales and transportation service, including the unbundling by interstate pipelines of the sale, transportation, storage and other components of the city-gate sales services such pipelines previously performed.  One of FERC's purposes in issuing the order was to increase competition within all phases of the natural gas industry.

The United States Court of Appeals for the District of Columbia Circuit largely upheld Order 636 and the Supreme Court have declined to hear the appeal from that decision. Generally, Order 636 has eliminated or substantially reduced the interstate pipelines' traditional role as wholesalers of natural gas in favor of providing only storage and transportation service, and has substantially increased competition and volatility in natural gas markets.

The price we may receive from the sale of oil and natural gas liquids will be affected by the cost of transporting products to markets.  Effective January 1, 1995,  FERC  implemented regulations establishing an indexing system for transportation rates for oil pipelines, which generally, would index such rates to inflation, subject to certain conditions and limitations.  We are not able to predict with certainty the effect, if any, of these regulations on our intended operations. However, the regulations may increase transportation costs or reduce well head prices for oil and natural gas liquids.

Compliance with Environmental Laws and Regulations:  Our operations are subject to local, state and federal laws and regulations governing environmental quality and pollution control.  To date our compliance with these regulations has had no material effect on our operations, capital, earnings, or competitive position, and the cost of such compliance has not been material.  We are unable to assess or predict at this time what effect additional regulations or legislation could have on our activities.

Effect of Changing Industry Conditions on Drilling Activity: Lower oil and gas prices have caused a decline in drilling activity in the U.S. from time to time. However, such reduced activity has also resulted in a decline in drilling costs, lease acquisition costs and equipment costs, and an improvement in the terms under which drilling prospects are generally available.  We cannot predict what oil and gas prices will be in the future and what effect those prices may have on drilling activities in general, or on its ability to generate economic drilling prospects and to raise the necessary funds with which to drill them.

Regulation and Pricing of Natural Gas:  Our operations may be subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC) with respect to the sale of natural gas for resale in interstate and intrastate commerce.  State regulatory agencies may exercise or attempt to exercise similar powers with respect to intrastate sales of gas.  Because of its complexity and broad scope, the price impact of future legislation on the operation of us cannot be determined at this time.

Crude Oil and Natural Gas Liquids Price and Allocation Regulation:  Pursuant to Executive Order Number 12287, issued January 28, 1981, President Reagan lifted all existing federal price and allocation controls over the sale and distribution of crude oil and natural gas liquids.  Executive Order Number 12287 was made effective as of January 28, 1981, and consequently, sales of crude oil and natural gas liquids after January 27, 1981 are free from federal regulation. The price for such sales and the supplier-purchaser relationship will be determined by private contract and prevailing market conditions.

As a result of this action, oil which may be sold by us will be sold at deregulated or free market prices.  At various times, certain groups have advocated the reestablishment of regulations and control on the sale of domestic oil and gas.

State Regulations:  Our production of oil and gas, if any, will be subject to regulation by state regulatory authorities in the states in which we may produce oil and gas. In general, these regulatory authorities are empowered to make and enforce regulations to prevent waste of oil and gas and to protect correlative rights and opportunities to produce oil and gas as between owners of a common reservoir.  Some regulatory authorities may also regulate the amount of oil and gas produced by assigning allowable rates of production.

Proposed Legislation:  A number of legislative proposals have been and probably will continue to be introduced in Congress and in the legislatures of various states, which, if enacted, would significantly affect the petroleum industries. Such proposals and executive actions involve, among other things, the imposition of land use controls such as prohibiting drilling activities on certain federal and state lands in road-less wilderness areas. At present, it is impossible to predict what proposals, if any, will actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals will have. However, President Clinton's establishment of numerous National Monuments by executive order has had the effect of precluding drilling across vast areas of the Rocky Mountain West.

Environmental Laws: Oil and gas exploration and development are specifically subject to existing   federal and state laws and regulations governing environmental quality and pollution control.  Such laws and regulations may substantially increase the costs of exploring for, developing, or producing oil and gas and may prevent or delay the commencement or continuation of a given operation.

All of our operations involving the exploration for or the production of any minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the right of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.

It may be anticipated that future legislation will significantly emphasize the protection of the environment, and that, as a consequence, our activities may be more closely regulated to further the cause of environmental protection.  Such legislation, as well as future interpretation of existing laws, may require substantial increases in equipment and operating costs to us and delays, interruptions, or a termination of operations, the extent to which cannot now be predicted.

External Growth Strategy:  Oil and gas production companies are subject to international competition, particularly as businesses in this industry becomes more global in nature.

As a result of these and other factors affecting industry today, such as deregulation, capital market intervention, and new developments in recovery technologies, small businesses and large corporations are being forced to adapt quickly to such transformations in order to thrive or even merely survive.

Many private company managers have concluded that it is timely and prudent to look at being acquired by a properly capitalized strategic partner in order to remain competitive in this type of economic environment.  This new strategic alliance could come from  a  publicly traded company or a privately held competitor with greater access to equity or debt capital, or one that possesses enhanced advertising and marketing capabilities, and has capital intensive, expansive product engineering, and sales and support capabilities.

For these and other reasons, there has been significant energy involving mergers and acquisitions in the oil and gas industries at present.  Many large firms involved in this industry have established corporate growth strategies that consistently include acquisitions. These experienced buyers search for companies that fit their well-defined acquisition criteria, often attempting to buy companies that are not actively for sale, seeking to generate exponential growth through the purchase of a complimentary businesses.

Production companies are obvious targets of interest partly because they have established revenue streams and are compatible with our core revenue generating business model.  Service related businesses, such as drillers, are also of interest because they will allow us to control our recompletion and drilling schedules on our leased acreage.  Therefore, during the coming months, in an effort to broaden our revenue generating capabilities, we plan to aggressively explore and pursue these types of strategic acquisition opportunities.

Prospective Oil and Gas Activities

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Robinhood Agreement also provided for a final closing of the transaction once title of the lease on the Eddy County Properties was transferred to the Company and upon the achievement of certain minimal oil production levels.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a result of the execution of the Robinhood Agreement, the first installment payment, and the anticipated final closing of the Robinhood Agreement the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.  This amendment also provided for a final closing under the Robinhood Agreement.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

Title to Properties

We do not hold or are the record owner of any properties, at the date of this filing.

Any future prospects may be subject to royalty, overriding royalty and other interests customary in the industry, liens incident to agreements, current taxes and other burdens, minor encumbrances, easements and restrictions.  Although we are not aware of any material title defects or disputes with respect to its undeveloped acreage, to the extent such defects or disputes exist, we would suffer title failures.

Backlog of Orders:  We currently have no orders for sales at this time.

Government Contracts:  We have no government contracts.

Company Sponsored Research and Development:  We are not conducting any research.

Number of Persons Employed:  As of November 12, 2009, we had no full-time employees.  Officers and Directors work on an as needed part-time basis up to 40 hours per week.

ITEM 1A.  RISK FACTORS

FORWARD LOOKING STATEMENTS

This document includes forward-looking statements, including, without limitation, statements relating to Blugrass Energy's plans, strategies, objectives, expectations, intentions and adequacy of resources.

These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Blugrass Energy's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These factors include, among others, the following:  ability of Blugrass Energy to implement its business strategy; ability to obtain additional financing; Blugrass Energy's limited operating history; unknown liabilities associated with future acquisitions; ability to manage growth; significant competition; ability to attract and retain talented employees; and future government regulations; and other factors described in this Annual Report on Form 10-K or in other of Blugrass Energy filings with the Securities and Exchange  Commission.  Blugrass Energy is under no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General Business Risk Factors

Our business is a development stage company and unproven and therefore risky.

We have only very recently adopted the business plan described above.  Potential investors should be made aware of the risk and difficulties encountered by a new enterprise in the energy business, especially in view of the intense competition from existing businesses in the industry.

We have a lack of revenue history and investors cannot view our past performance as determinative of our future prospects, since we are a start-up company.

We were formed in May 2006 for the purpose of engaging in any lawful business and have adopted a plan to engage the acquisition, exploration, and if warranted, development of natural resource properties.  We have had no revenues in the last five years.  We are not profitable and the business effort is considered to be in an early development stage. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, risks and difficulties to which such ventures are subject.

We can give no assurance of success or profitability to our investors.

There is no assurance that we will ever operate profitably.  There is no assurance that we will generate revenues or profits, or that the market price of our common stock will be increased thereby.

Our auditors have issued a “going concern” audit opinion.

Our financial statements as of June 30, 2010 have been prepared on the assumption that we will continue as a going concern.  Our independent accountants have issued a report dated November 15, 2010 stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

We may have a shortage of working capital in the future which could jeopardize our ability to carry out our business plan.

Our capital needs consist primarily of expenses related to geological evaluation, general and administrative and potential exploration participation and could exceed $250,000 in the next twelve months.  Such funds are not currently committed, and we have cash of as of the date of this Annual Report on Form 10-K of approximately $14,665.

Our officers and directors may have conflicts of interest which may not be resolved favorably to us.

Certain conflicts of interest may exist between us and our officers and directors.  Our Officers and Directors have other business interests to which they devote their attention and may be expected to continue to do so although management time should be devoted to our business.  As a result, conflicts of interest may arise that can be resolved only through exercise of such judgment as is consistent with fiduciary duties. See "Directors and Executive Officers" and "Conflicts of Interest."  Our officers are spending part-time in this business - up to 40 hours per week.

We will need additional financing for which we have no commitments, and this may jeopardize execution of our business plan.

We have limited funds, and such funds may not be adequate to carry out the business plan in the energy business.  Our ultimate success depends upon our ability to raise additional capital. We have not investigated the availability, source, or terms that might govern the acquisition of additional capital and will not do so until it determines a need for additional financing.  If we need additional capital, we have no assurance that funds will be available from any source or, if available, that they can be obtained on terms acceptable to us. If not available, our operations will be limited to those that can be financed with our modest capital.

We may in the future issue more shares which could cause a loss of control by our present management and current stockholders.

We may issue further shares as consideration for the cash or assets or services out of our authorized but unissued common stock that would, upon issuance, represent a majority of the voting power and equity of our Company.  The result of such an issuance would be those new stockholders and management would control our Company, and persons unknown could replace our management at this time. Such an occurrence would result in a greatly reduced percentage of ownership of our Company by our current shareholders, which could present significant risks to investors.

We have a minimal operating history, so investors have no way to gauge our long-term performance.

We were formed in May 2006, and only recently adopted a business plan in the energy industry.  As evidenced by the financial reports we have had no revenue. We must be regarded as a new or development venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. Our venture must be considered highly speculative.

We are not diversified and we will be dependent on only one business.

Because of the limited financial resources that we have, it is unlikely that we will be able to diversify our operations.  Our probable inability to diversify our activities into more than one area will subject us to economic fluctuations within the energy industry and therefore increase the risks associated with our operations due to lack of diversification.

We will depend upon management but we will have limited participation of management.

We currently have two individuals who act as our Chief Executive Officer and Chief Accounting Officer for up to 40 hours per week, each, on a part-time basis.  Mr. Berscht and Mr. Dunphy are also Directors of the Company.  We will be heavily dependent  upon their skills, talents, and abilities, as well as several consultants to us, to implement our business plan, and may, from time to time, find that the inability of the officers, directors and consultants to devote their full-time attention to our business results in a delay in progress toward  implementing our business plan.

Once we receive the proceeds from this offering, other consultants may be employed on a part-time basis under a contract to be determined.  Because investors will not be able to manage our business, they should critically assess all of the information concerning our officers and directors.

Our officers and directors are not employed full-time by us, which could be detrimental to the business.

Our directors and officer are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses.  Thus, our officers and directors may have potential conflicts including their time and efforts involved in participation with other business entities.

Each officer and director of our business is engaged in business activities outside of our business, and the amount of time they devote as Officer and Directors to our business will be up to 40 hours per week. As such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations.

We do not know of any reason other than outside business interests that would prevent them from devoting full-time to our Company, when the business may demand such full-time participation.

Our officer and directors may have conflicts of interests as to corporate opportunities which we may not be able or allowed to participate in.

Presently there is no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officer and directors do, however, have a fiduciary duty of loyalty to us to disclose to us any business opportunities which come to their attention, in their capacity as an officer and/or director or otherwise.  Excluded from this duty would be opportunities which the person learns about through his involvement as an officer and director of another company. We have no intention of merging with or acquiring any business opportunity or mineral interest from any affiliate or officer or director. (See "Conflicts of Interest.")

Risk Factors Relating To Our Company and Our Business

Any person or entity contemplating an investment in the securities offered hereby should be aware of the high risks involved and the hazards inherent therein. Specifically, the investor should consider, among others, the following risks

Our business, the oil and gas business has numerous risks which could render us unsuccessful.

The search for new oil and gas reserves frequently results in unprofitable efforts, not only from dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit on the costs incurred.  There is no assurance we will find or produce oil or gas from any of the undeveloped acreage farmed out to us or which may be acquired by us, nor are there any assurances that if we ever obtain any production it will be profitable.

We have substantial competitors who have an advantage over us in resources and management.

We are and will continue to be an insignificant participant in the oil and gas business.   Most of our competitors have significantly greater financial resources, technical expertise and managerial capabilities than us and, consequently, we will be at a competitive disadvantage in identifying and developing or exploring suitable prospects.  Competitor's resources could overwhelm our restricted efforts to acquire and explore oil and gas prospects and cause failure of our business plan.

We will be subject to all of the market forces in the energy business, many of which could pose a significant risk to our operations.

The marketing of natural gas and oil which may be produced by our prospects will be affected by a number of factors beyond our control. These factors include the extent of the supply of oil or gas in the market, the availability of competitive fuels, crude oil imports, the world-wide political situation,  price regulation, and other factors.  Recently, there have been dramatic fluctuations in oil prices.  Any significant increase in the market prices of oil and gas could materially affect our profitability of oil and gas activities.

There generally are only a limited number of gas transmission companies with existing pipelines in the vicinity of a gas well or wells.  In the event that producing gas properties are not subject to purchase contracts or that any such contracts terminate and other parties do not purchase our gas production, there is assurance that we will be able to enter into purchase contracts with any transmission companies or other purchasers of natural gas and there can be no assurance regarding the price which such purchasers would be willing to pay for such gas. There may, on occasion, be an oversupply of gas in the marketplace or in pipelines; the extent and duration may affect prices adversely.  Such oversupply may result in reductions of purchases and prices paid to producers by principal gas pipeline purchasers. (See "Our Business and Competition, Markets, Regulation and Taxation.")

Our business is subject to significant weather interruptions.

Our activities may be subject to periodic interruptions due to weather conditions.  Weather-imposed restrictions during certain times of the year on roads accessing properties could adversely affect our ability to benefit from production on such properties or could increase the costs of drilling new wells because of delays.

We will have significant additional financing requirements to fund our future activities.

If we find oil and gas reserves to exist on a prospect we will need substantial additional financing to fund the necessary exploration and development work. Furthermore, if the results of that exploration and development work are successful, we will need substantial additional funds for continued development.  We will not have sufficient proceeds from this offering to conduct such work and, therefore, we will need to obtain the necessary funds either through debt or equity financing, some form of cost-sharing arrangement with others, or the sale of all or part of the property. There is no assurance that we will be successful in obtaining any financing.  These various financing alternatives may dilute the interest of our shareholders and/or reduce our interest in the properties.

We will have working capital needs for which we have no funding commitments.

Our working capital needs of consist primarily of: lease acquisitions, geological data acquisition and interpretation, title examination activities and administration  and are  estimated to total over $250,000 in the next twelve months, none of which funds are committed.  We have only minimal cash as of the date of this Amended Annual Report on Form 10-K.

We are subject to significant operating hazards and uninsured risk in the energy industry.

Our proposed operations will be subject to all of the operating hazards and risks  normally incident to exploring, drilling for and producing oil and gas, such as encountering unusual or unexpected formations and pressures, blowouts, environmental pollution and personal injury. We will maintain general liability insurance but we have not obtained insurance against such things as blowouts and pollution risks because of the prohibitive expense.  Should we sustain an uninsured loss or liability, or a loss in excess of policy limits, our ability to operate may be materially adversely affected.

We are subject to Federal Income Tax laws and changes therein which could adversely impact us.

Federal income tax laws are of particular significance to the oil and gas industry in which we intend to engage.  Legislation has eroded various benefits of oil and gas producers and subsequent legislation could continue this trend. Congress is continually considering proposals with respect to Federal income taxation which could have a material adverse effect on our future operations and on our ability to obtain risk capital which our industry has traditionally attracted from taxpayers in high tax brackets.

We are subject to substantial government regulation in the energy industry which could adversely impact us.

The production and sale of oil and gas are subject to regulation by state and federal authorities, the spacing of wells and the prevention of waste. There are both federal and  state laws regarding environmental controls which may necessitate significant capital  outlays, resulting in extended delays, materially affect our earnings potential and cause material  changes in the in our proposed business. We cannot predict what legislation, if any, may be passed by Congress or state legislatures in the future, or the effect of such legislation, if any, on us. Such regulations may have a significant effect on our operating results.

We believe investors should consider certain negative aspects of our proposed operations.

Dry Holes:   We may expend substantial funds acquiring and potentially participating in exploring properties which we later determine not to be productive. All funds so expended will be a total loss to us.

Technical Assistance:  We will find it necessary to employ technical assistance in the operation of our business. As of the date of this Prospectus, we have not contracted for any technical assistance.  When we need it such assistance is likely to be available at compensation levels we would be able to pay.

Uncertainty of Title:  We will attempt to acquire leases or interests in leases by option, lease, farmout or by purchase.  The validity of title to oil and gas property depends upon numerous circumstances and factual matters (many of which are not discoverable of record or by other readily available means) and is subject to many uncertainties of existing law and our application.  We intend to obtain an oil and gas attorney's opinion of valid title before any significant expenditure upon a lease.

Government Regulations:  The area of exploration of natural resources has become significantly regulated by state and federal governmental agencies, and such regulation could have an adverse effect on our operations.  Compliance with statutes and regulations governing the oil and gas industry could significantly increase the capital expenditures necessary to develop our prospects.

Nature of our Business:  Our business is highly speculative, involves the commitment of high-risk capital, and exposes us to potentially substantial losses. In addition, we will be in direct competition with other organizations which are significantly better financed and staffed than we are.

General Economic and Other Conditions:  Our business may be adversely affected from time to time by such matters as changes in general economic, industrial and international conditions; changes in taxes; oil and gas prices and costs; excess supplies and other factors of a general nature.

We will experience substantial competition for supplies in the energy industry.

We will be required to compete with a large number of entities which are larger, have greater resources and more extensive operating histories than we do. Shortages of supplies may result from this competition and will lead to increased costs and delays in operations which will have a material adverse effect on us.

We will be subject to many factors beyond our control.

The acquisition, exploration, development, production and sale of oil and gas are subject to many factors which are outside our control. These factors include general economic conditions, proximities to pipelines, oil import quotas, supply and price of other fuels and the regulation of transportation by federal and state governmental authorities.

We anticipate substantial competition in our effort to explore oil and gas properties and may have difficulty in putting together drilling participants and getting prospects drilled and explored.  Established companies have an advantage over us because of substantially greater resources to devote to property acquisition and to obtain drilling rigs, equipment and personnel.  If we are unable to compete for capital, participation and drilling rigs, equipment and personnel, our business will be adversely affected.

We have agreed to indemnification of officers and directors as is provided by Nevada Revised Statutes.

Nevada Revised  Statutes  provide  for the  indemnification  of our  directors, officer, employees, and agents, under certain circumstances,  against attorney's fees and other expenses  incurred by them in any litigation to which they become a party arising from their association with or on activities our behalf. We will also bear the expenses of such  litigation for any of our  directors,  officers, employees, or agents, upon such person's promise to repay us therefore if it is ultimately determined  that any such  person  shall not have been  entitled  to indemnification.  This indemnification policy could result in substantial expenditures by us that we will be unable to recoup.

Our directors' liability to us and shareholders is limited.

Nevada Revised Statutes exclude personal liability of our directors and our stockholders for monetary damages for breach of fiduciary duty except in certain specified circumstances.  Accordingly, we will have a much more limited right of action against our directors than otherwise would be the case.  This provision does not affect the liability of any director under federal or applicable state securities laws.

We may depend upon outside advisors, who may not be available on reasonable terms and as needed.

To supplement the business experience of our officers and directors, we may be required to employ accountants, technical experts, appraisers, attorneys, or other consultants or advisors.  Our Board without any input from stockholders will make the selection of any such advisors.  Furthermore, we anticipate that such persons will be engaged on an "as needed" basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

Risk Factors Related to Our Stock

The regulation of penny stocks by SEC and FINRA may discourage the tradability of our securities.

We are a "penny stock" company,  and are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such  securities  to  persons  other  than  established customers or  accredited  investors.  For purposes of the  rule, the  phrase "accredited investors"  means, in general terms,  institutions  with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000).  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale.  Effectively, this discourages broker-dealers from executing trades in penny stocks.  Consequently, the rule will affect the ability of purchasers in this offering to sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3,  15g-4,  15g-5, 15g-6, 15g-7, and 15g-9 under the Securities and Exchange Act of 1934, as amended. Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because it imposes additional regulatory burdens on penny stock transactions.

Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or  few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after price have been manipulated to a desired consequent investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market.  Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will trive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.

We have not paid dividends on our common stock and do not ever anticipate paying such dividends in the foreseeable future.

Rule 144 sales in the future may have a depressive effect on our stock price.

All of the outstanding shares of common stock held by our present officers, directors, and affiliate stockholders are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended.  As restricted Shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws.  Rule 144 provides in essence that a person who has held restricted securities for six months, under certain conditions, may sell every three months, in brokerage transactions, a number of shares that does not exceed the greater of 1.0% of a company's outstanding common stock or the average weekly trading volume during the four calendar weeks prior to the sale. There is no limit on the amount of restricted securities that may be sold by a non-affiliate after the owner has held the restricted securities for a period of two years.  A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to subsequent registration of shares of common stock of present stockholders, may have a depressive effect upon the price of the common stock in any market that may develop.

Our investors may suffer future dilution due to issuances of shares for various considerations in the future.

There may be substantial dilution to our shareholders as a result of future decisions of the Board to issue shares without shareholder approval for cash, services, or acquisitions.

Our stock will in all likelihood be thinly traded and as a result you may be unable to sell at or near ask prices or at all if you need to liquidate your shares.

The shares of our common stock, if listed, may be thinly-traded on the OTC Bulletin Board, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent.  This situation is attributable to a number of factors, including the fact that we are a small company which is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of any of our Securities until such time as we became more seasoned and viable.

As a consequence, there may be periods of several days or more when trading activity in our Securities is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on Securities price.  We cannot give you any assurance that a broader or more active public trading market for our common Securities will develop or be sustained, or that any trading levels will be sustained.  Due to these conditions, we can give investors no assurance that they will be able to sell their shares at or near ask prices or at all if they need money or otherwise desire to liquidate their securities of our Company.

Our business is highly speculative and the investment is therefore risky.

Due to the speculative nature of our business, it is probable that the investment in shares offered hereby will result in a total loss to the investor.  Investors should be able to financially bear the loss of their entire investment.  Investment should, therefore, be limited to that portion of discretionary funds not needed for normal living purposes or for reserves for disability and retirement.

ITEM 1B.  UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2.  PROPERTIES

Blugrass Energy mailing address is: 730-1015-4th Street SW Calgary, AB T2R 1J4.

Blugrass Energy currently operates out of Mr. Berscht's offices and currently pays no monthly rent for the use of this office space.

Description of Properties/Assets/Oil and Gas Prospects

(a)	Real Estate	None.
(b)	Title to properties	None.
(c)	Oil and Gas Prospects	None.
(d)	Patents	None.

We do not own any property, real or otherwise.

ITEM 3.  LEGAL PROCEEDINGS

Blugrass Energy anticipates that it (including any future subsidiaries) will from time to time become subject to claims and legal proceedings arising in the ordinary course of business.  It is not feasible to predict the outcome of any such proceedings and Blugrass Energy cannot assure that their ultimate disposition will not have a materially adverse effect on Blugrass Energy's business, financial condition, cash flows or results of operations.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted during the period covered by this report to a vote of security holders of the Company, through the solicitation of proxies or otherwise.

PART II

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Common Stock is presently traded on the over-the-counter market on the OTC Bulletin Board maintained by the Financial Industry Regulatory Authority ("FINRA"). The OTCBB symbol for the Common Stock is "BLUG."  Prior to the Company's name change the stock traded under the symbol "CSLA." The following table sets forth the range of high and low bid quotations for the Common Stock of each full quarterly period during the fiscal year or equivalent period for the fiscal periods   indicated   below.  The quotations were obtained from information published by the FINRA and reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

2010	HIGH	LOW
June 30, 2010	$0.45	$0.11
March 31, 2010	$0.53	$0.15
December 31, 2009	$0.23	$0.03
September 30, 2009	$0.45	$0.04

Holders

On June 30, 2010, there were over 5,000 holders of record of our common stock.

Dividend Policy

Holders of Blugrass Energy's common stock are entitled to receive such dividends as may be declared by Blugrass Energy's board of directors.  Blugrass Energy has not declared or paid any dividends on Blugrass Energy's common shares and it does not plan on declaring any dividends in the near future.  Blugrass Energy currently intends to use all available funds to finance the operation and expansion of its business.

Recent Sales of Unregistered Securities

Blugrass Energy made the following unregistered sales of its securities from July 1, 2009 through June 30, 2010.

DATE OF SALE CONSIDERATION	NO. OF SHARES	TITLE OF SECURITIES CLASS	CONSIDERATION
March 29, 2010	366,666	Common	Interest - $22,000
May 17, 2010	1,650,000	Common	Debt conversion - $150,000
May 28, 2010	150,000	Common	Interest - $9,000
June 14, 2010	3,400,000	Common	Services - $204,000

Exemption from Registration Claimed

All of the sales by Blugrass Energy of its unregistered securities were made in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act").  The purchasers were existing shareholders, lenders, officers, and directors, known to the Company and its management, through pre-existing business relationships, as well as long standing business associates.  Each purchaser was provided access to all material information, which it requested, and all information necessary to verify such information and was afforded access to Blugrass Energy's management in connection with the purchases.  Each purchaser of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company.  All certificates representing such securities contained restrictive legends, prohibiting further transfer of the certificates representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

Issuer Purchases of Equity Securities

Blugrass Energy did not repurchase any shares of its common stock during the year ended June 30, 2010.

ITEM 6.  SELECTED FINANCIAL DATA

Summary of Statements of Operations of Blugrass Energy, Inc.

Years Ended June 30, 2010 and 2009

	2010	2009
Sales	Nil	Nil
Gross profit	Nil	Nil
Net loss	$(1,007,942)	$(922,689)
Net loss per share, diluted	$(0.02)	$(0.02)

     Summary of Balance Sheets of Blugrass Energy, Inc as of June 30, 2010 and 2009

	2010	2009
Working capital	$(1,056,541)	$(477,112)
Total assets	$14,665	$6,075
Stockholders' deficit	$(1,056,541)	$(608,072)

ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our unaudited financial statements and notes thereto included herein. In connection with, and because we desire to take advantage of, the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we caution readers regarding certain forward looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission.  Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by, or on our behalf.  We disclaim any obligation to update forward-looking statements.

Plan of Operations

We had no operations prior to and we had no revenues during the year ended June 30, 2010.  We have minimal capital and minimal cash.  We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

We are an oil and gas exploration and development company focused on creating a portfolio of North American assets that exhibit consistent, predictable, and long-lived production capabilities.  We plan to build value for our shareholders through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to us relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease, purchase or farmout, when available, with third parties and industry partners.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis. We may, in any particular case,   decide to participate or decline participation.   If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing.  If participation is declined, we may elect to farmout, non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

We will need substantial additional capital to support our proposed future energy operations.  We have no revenues.  We have no committed source for any funds as of date here.  No representation is made that any funds will be available when needed.  In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

In addition, the United States and the global business community over the past year has suffered  instability in the commercial and investment banking systems which is likely to  continue  to have  far-reaching  effects  on the  economic activity in the country for an indeterminable period.  The long-term impact on the United States economy and the Company's operating activities and ability to raise capital cannot be predicted at this time, but may be substantial.

Prospective Oil and Gas Activities

Eddy County, New Mexico
On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The initial purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a consequence of that first installment payment, the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.  This amendment also provided for a final closing under the Robinhood Agreement.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

Memorandum of Understanding with DeepExpro, LLC
In April 2010, the Company entered into a memorandum of understanding (MOU) with DeepExpro, LLC, a privately held oil and gas exploration and production company, to jointly identify, evaluate, acquire, explore, and develop various oil and gas prospects.  Under the MOU, the Company and DeepExpro, LLC will share equally in any revenue generated from subject leases on oil and gas properties, and will also share equally in all well commitment expenses.  While no lease interests have been acquired as part of the MOU, the Company and DeepExpro, LLC are evaluating opportunities.

Participation Agreement with Petro Grande, LLC
On April 12, 2010, the Company entered into a participation agreement (the “Participation Agreement”) with Petro Grande, LLC (PG) under which PG would assign the Company an undivided 75% of its rights, titles and interests in and to certain leases on property located in Crockett County, Texas (the “Canyon Sands Locations”).  PG has an 87.5% working interest in the Canyon Sands Location.  The Participation Agreement provides for certain wells to be drilled on the Canyon Sands Locations, with the Company bearing all Costs, as defined, associated with these wells.  Under the Participation Agreement, the Company was required to pay a location fee to PG of $48,000 on or before May 12, 2010.  The Company did not make this payment to PG, and as a result the Participation Agreement was terminated.  The Company has no further obligations to PG under the Participation Agreement.

Letter of Intent for Acquisition of Lease from Petro Grande, LLC
On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

Results of Operations

For the Year Ended June 30, 2010 Compared to the Year Ended June 30, 2009:

During the year ended June 30, 2010 and 2009, we did not recognize any revenues from our business activities.

During the year ended June 30, 2010, we incurred total operating expenses of $828,229 compared to $693,670 during the year ended June 30, 2009. The increase in operating expenses of $134,559 was a result of increases in professional fees, general and administrative expenses, and impairment of oil and gas properties, offset, in part, by a decrease in leasing expenses. The increase in total operating expenses was due primarily to an impairment of $200,000 relating to amounts paid in connection with the acquisition of certain oil and gas property leases.

Interest expense decreased by $99,306 during 2010 as compared with 2009, which was due to 2009 interest expenses associated with the issuance of convertible debt, offset in part by greater interest expenses associated with larger outstanding balances in 2010 on the Company’s line of credit.

During the year ended June 30, 2010, we incurred a net loss of $1,007,942 compared to a net loss of $922,689 during the year ended June 30, 2009.

Liquidity

At June 30, 2010, we had total assets of $14,665, consisting solely of cash. At June 30, 2010, we had total liabilities of $1,071,206 consisting of $137,696 in accounts payable, $65,344 in accrued interest payable, $20,250 in notes payable, a $550,000 line of credit and $297,916 in convertible notes payable.

During the year ended June 30, 2010, we used net cash of $339,450 in operational activities.  During the year ended June 30, 2010, we recognized a net loss of $1,007,942.

During the year ended June 30, 2009, we used net cash of $597,028 in operational activities.  During the year ended June 30, 2009, we incurred a net loss of $922,689.

During the year ended June 30, 2010 cash used in investing activities was $200,000 for the purchase of certain oil and gas property leases.  We did not receive any cash from our investing activities.

During the year ended June 30, 2010, we received $548,040 from our financing activities, which included $419,040 under a line of credit as discussed below.

During the year ended June 30, 2010, we entered in an Amended Line of Credit Agreement to provide up to $550,000.  The Line of Credit has an interest rate of 10% per annum and a maturity date of December 21, 2010.  At June 30, 2010, the Company had received advances of $550,000 under the Line of Credit.  The Company has accrued interest of $35,474 during the year ended June 30, 2010 in connection with these funds.  At June 30, 2010, the Company had not made any payments on the Line of Credit.

We have minimal cash at June 30, 2010 and no other assets, and we will be reliant upon shareholder loans or private placements of equity to fund any kind of operations. We have secured no sources of loans or private placements at this time.

Going Concern

The Company's financial statements for the year ended June 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company reported a net loss of $1,007,942 for the year ended June 30, 2010, and an accumulated deficit during the development stage of $1,963,180 as of June 30, 2010. At June 30, 2010, the Company had a working capital deficit of $1,056,541 and the Company had no revenues from its activities during the year ended June 30, 2010.

The Company’s financial statements as of June 30, 2010 have been prepared on the assumption that the Company will continue as a going concern.  Our independent accountants have issued a report dated November 15, 2010 stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Capital Resources

We have only common stock as our capital resource.

We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

Need for Additional Financing

We do not have capital sufficient to meet our cash needs.  We will have to seek loans or equity placements to cover such cash needs. Once exploration commences, our needs for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by our management or other stockholders.  Accordingly, there can be no assurance that any additional funds will be available to us to allow it to cover our expenses as they may be incurred.

Critical Accounting Policies

Blugrass Energy has identified the policies below as critical to its business operations and the understanding of Blugrass Energy's results from operations. The impact and any associated  risks related to these policies on the Company's business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect Blugrass Energy's reported and expected financial results.  For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Financial Statements for the years ended June 30, 2010 and 2009. Note that Blugrass Energy's preparation of this document requires Blugrass Energy to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of Blugrass’ financial statements, and the reported amounts of expenses during the reporting periods. There can be no assurance that actual results will not differ from those estimates.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and payables, approximate fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Property and Equipment

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment.  The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.

At June 30, 2010, the Company had no property and equipment.

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards.  Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

Index to Financial Statements

1.	Reports of Independent Registered Public Accounting Firm

2.	Balance Sheets - June 30, 2010 and 2009

3.	Statements of Operations For the Years Ended June 30, 2010 and 2009 and the Period From Inception (May 19, 2006) to June 30, 2010

4.	Statements of Cash Flows For the Years Ended June 30, 2010 and 2009 and the Period From Inception (May 19, 2006) to June 30, 2010

5.	Statements of Stockholders’ Equity (Deficit) For the Period from Inception (May 19, 2006) Through June 30, 2010

6.	Notes to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Blugrass Energy, Inc.

We have audited the accompanying balance sheets of Blugrass Energy, Inc. (the “Company”), as of December 31, 2010 and June 30, 2009, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the six month period ended December 31, 2010 and for the year ended June 30, 2009. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2010 and June 30, 2009, and the results of its operations and its cash flows for the six month period ended December 31, 2010 and for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, as of December 31, 2010, the Company has an accumulated deficit of $2,588,524 and negative working capital of $661,401, both of which raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the financial statements, certain errors occurred resulting in the misstatement of previously reported financial statements by Blugrass Energy, Inc. for the year ended June 30, 2009, previously reported on by other accountants. Accordingly, the 2009 financial statements have been restated and adjustments have been made to correct the errors.

/s/ Whitley Penn LLP
Dallas, Texas
May 16, 2011

www.wpcpa.com	Dallas: 5420 LBJ Freeway, Suite 1440 | Dallas, Texas 75240 | main 214.393.9300 | fax 214.393.9301
Fort Worth: 1400 West 7th Street, Suite 400 | Fort Worth, Texas 76102 | main 817.259.9100 | fax 817.259.9102

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Blugrass Energy, Inc. (a Development Stage Company)

We have audited the accompanying balance sheet of Blugrass Energy, Inc. (the Company) (a Development Stage Company), as of June 30, 2010, and the related statements of operations, stockholders’ equity(deficit), and cash flows for the year ended June 30, 2010.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Blugrass Energy, Inc. as of June 30, 2009 and for the year then ended and for the period from the date of inception on May 19, 2006 to June 30, 2009 were audited by other auditors whose report dated October 13, 2009 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Blugrass Energy, Inc. (a Development Stage Company) as of June 30, 2010 and the results of its operations and its cash flows for each of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  The Company has not generated any revenues since inception, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans in regard to these matters are described in Note 2 to the financial statements.  These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Madsen & Associates CPA’s, Inc.
Madsen & Associates CPA’s, Inc.
Salt Lake City, Utah
November 15, 2010

BLUGRASS ENERGY, INC.
(A Development Stage Company)
BALANCE SHEETS

	June 30, 2010	June 30, 2009
	(restated)	(restated)
Assets
Current assets:
cash	$14,665	$6,075
Total current assets	14,665	6,075

Total assets	$14,665	$6,075

Liabilities and Stockholders' Deficit
Current liabilities:
Accounts payable	$137,696	$52,918
Notes payable	20,250	41,250
Line of credit	550,000	-
Convertible notes payable, net	297,916	366,666
Accrued interest	65,344	22,353
Total current liabilities	1,071,206	483,187

Long-term liabilities:
Line of Credit	-	130,960
Total long-tem liabilities	-	130,960

Stockholders' deficit:
Common stock par value $.001, 75,000,000 shares authorized, 51,616,666 and 50,050,000 shares issued and outstanding, respectively	51,617	50,050
Additional paid-in-capital	855,022	297,116
Deficit accumulated during the development stage	(1,963,180)	(955,238)
Total stockholders' deficit	(1,056,541)	(608,072)

Total liabilities and stockholders' deficit	$14,665	$6,075

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	Year ended	Year ended	(Inception) to
	June 30, 2010	June 30, 2009	June 30, 2010
	(restated)	(restated)	(unaudited)

Revenue	$-	$-	$-

Operating expenses:
Leasing expense	2,434	451,036	453,470
Depreciation expense	-	-	747
Professional fees	371,594	203,562	586,656
Impairment of oil and gas properties	200,000	3,424	310,151
General and administrative expenses	254,201	35,648	203,424
Total operating expenses	828,229	693,670	1,554,448

Other income:
Gain on forgiveness of debt	-	50,000	50,000
Total other income	-	50,000	50,000

Other expense:
Interest expense	(179,713)	(279,019)	(458,732)
Total other expense	(179,713)	(279,019)	(458,732)
Net Income	$(1,007,942)	$(922,689)	$(1,963,180)

Per share information:
Basic earnings per common share	$(0.02)	$(0.02)
Diluted earnings per common share	$(0.02)	$(0.02)

Weighted average shares outstanding	48,544,840	50,050,000

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
From Inception (May 19, 2006) through June 30, 2010

				Deficit Accumulated
				During	Total
	Common Stock		Additional	Development	Stockholders'
	Shares	Amount	Paid-in-Capital	Stage	Equity (Deficit)

Balance at May 19, 2006 (unaudited)	-	$-	$-	$-	$-
Stock issued for cash $0.00167 per share	30,000,000	30,000	(20,000)	-	10,000
Net loss	-	-	-	(551)	(551)
Balances at June 30, 2006 (unaudited)	30,000,000	30,000	(20,000)	(551)	9,449
Stock issued for cash $0.00167 per share	24,000,000	24,000	16,000	-	40,000
Net loss	-	-	-	(18,131)	(18,131)
Balances at June 30, 2007 (unaudited)	54,000,000	54,000	(4,000)	(18,682)	31,318
Net loss	-	-	-	(13,867)	(13,867)
Balances at June 30, 2008 (unaudited)	54,000,000	54,000	(4,000)	(32,549)	17,451
Shares issued for director services	50,000	50	40,450	-	40,500
Cancelled shares	(4,000,000)	(4,000)	4,000	-	-
Rights to stock issued for convertible notes			256,666		256,666
Net loss	-	-	-	(922,689)	(922,689)
Balances at June 30, 2009 (restated)	50,050,000	50,050	297,116	(955,238)	(608,072)
Canceled shares - December 28, 2009	(3,500,000)	(3,500)	3,500	-	-
Cancelled shares - February 4, 2010	(500,000)	(500)	500	-	-
Shares issued to holders of promissory notes March 29, 2010	366,666	367	21,633		22,000
Conversion of debentures - May 17, 2010	1,650,000	1,650	148,350	-	150,000
Shares issued to holders of promissory notes - May 28, 2010	150,000	150	8,850	-	9,000
Shares issued for service - June 14, 2010	3,400,000	3,400	200,600		204,000
Cash received for share subscriptions - June 17, 2010	-	-	-	-	-
Beneficial conversion features	-	-	174,473	-	174,473
Net loss	-	-	-	(1,007,942)	(1,007,942)
Balances at June 30, 2010 (restated)	51,616,666	$51,617	$855,022	$(1,963,180)	$(1,056,541)

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

			19-May-06
	Year ended	Year ended	(Inception) to
	June 30, 2010	June 30, 2009	June 30, 2010
	(restated)	(restated)	(unaudited)

Cash Flows from Operating Activities
Net loss	$(1,007,942)	$(922,689)	$(1,963,180)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	-	-	747
Gain on forgiveness of debt	-	(50,000)	(50,000)
Beneficial conversion features amortization	105,723	-	203,424
Interest related to shares granted with debt	-	256,666	105,723
Impairment of assets	200,000	3,424	256,666
Common stock issued for services and interest expense	204,000	40,500	252,150
Changes in operating assets and liabilities:
Accounts payable	84,778	52,718	136,902
Accrued interest payable	73,991	22,353	96,344
Net cash provided by used in operating activities	(339,450)	(597,028)	(961,224)

Cash Flows from Investing Activities:
Purchases of office equipment	-	-	(4,171)
Purchase of oil and gas lease	(200,000)	-	(200,000)
Net cash used in investing activities	(200,000)	-	(204,171)

Cash Flows from Financing Activities:
Proceeds from convertible promissory notes	150,000	457,916	559,810
Proceeds from promissory notes	-	-	41,250
Payment of promissory note	(21,000)	-	(21,000)
Proceeds from line of credit	419,040	130,960	550,000
Proceeds from issuance of common stock	-	-	50,000
Net cash provided by financing activities	548,040	588,876	1,180,060

Net increase (decrease) in cash and cash equivalents	8,590	(8,152)	14,665
Cash and cash equivalents at the beginning of the year/period	6,075	14,227	-
Cash and cash equivalents at the end of the year/period	$14,665	$6,075	$14,665

Supplemental Disclosure of Cash Flow Information:
Cash Paid for interest expense	$-	$-	$-
Cash Paid for income taxes	$-	$-	$-
Debt and interest converted to equity	$181,000	$-	$181,000

See accompanying notes to the financial statements

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
JUNE 30, 2010 and 2009

NOTE 1 - BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

BluGrass Energy, Inc. (the Company) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media, Inc.  On October 1, 2008, the Company amended its Articles of Incorporation to change its name from Coastal Media Inc. to BluGrass Energy, Inc., to reflect the change in direction of the Company’s business to the Oil and Gas Industry. As a result of the name of the change, the Company’s trading symbol was changed to “BLUG”.  The Company was originally formed to engage in the business of manufacturing, marketing, distributing and selling its marine DVDs.

On October 1, 2008, the Company affected a forward stock split of the issued and outstanding shares of common stock on a fifteen for one basis. Authorized capital remained at 75,000,000 common shares and par value remained at $.001 per share.  After the forward split the Company had 54,000,000 shares issued and outstanding.

The Company is in the development stage. Its activities to date have been limited to capital formation, organization and development of its business plan.  The Company has commenced limited start up operations.

Basis of Presentation

Development Stage Company

The Company has not earned significant revenues from planned operations.  Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Company”.  Among the disclosures required are that the Company’s financial statements of operations, stockholders’ equity and cash flows disclose activity since the date of the Company’s inception.

Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results could differ from those estimates.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Fair Value of Financial Instruments

The Company's financial instruments, including cash and payables, approximate fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Loss Per Share

Earnings per share requires dual presentation of basic and diluted earnings or loss per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Basic EPS excludes dilution.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Income Taxes

A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting and net operating loss carry-forwards.  Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of all of the deferred tax assets will be realized.  Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 105, “Generally Accepted Accounting Principles” (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”). ASC 105 establishes the FASB ASC as the single source of authoritative nongovernmental U.S. GAAP. The standard is effective for interim and annual periods ending after September 15, 2009. We adopted the provisions of the standard on June 30, 2010, which did not have a material impact on our financial statements.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

NOTE 2 - GOING CONCERN AND MANAGEMENT’S PLAN

The Company’s financial statements for the year ended June 30, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $1,007,942 for the year ended June 30, 2010, and an accumulated deficit during the development stage of $1,963,180 as of June 30, 2010.  The Company had no revenues from its activities during the year ended June 30, 2010.

The Company’s ability to continue as a going concern may be dependent on the success of management’s plan discussed below. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the 2011 fiscal year, the Company intends to continue its efforts to acquire, either by lease, farmout, or purchase, an interest in oil or gas prospects or properties for exploration, when available, with third parties. The Company intends to continue to raise funds to support the efforts through the sale of its equity securities. To the extent the Company’s operations are not sufficient to fund the Company’s capital requirements, The Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

NOTE 3 - OIL AND GAS PROPERTIES

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company contracted to purchase Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Robinhood Agreement also provided for a final closing of the transaction once title of the lease on the Eddy County Properties was transferred to the Company and upon the achievement of certain minimal oil production levels.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a result of the execution of the Robinhood Agreement, the first installment payment, and the anticipated final closing of the Robinhood Agreement the Company recorded a $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ interest in the leases to be acquired on the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet.

After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the final closing under the Robinhood Agreement had not yet occurred.  The Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and agreed upon a revised purchase price, which is described in Note 8 below.

The Company and Doral are evaluating the options available in regards to the Eddy County Properties, given the extensive costs anticipated for the repair of the existing wells, including necessary remediation.  As of June 30, 2010, all amounts previously recorded relating to the purchase of the lease on Eddy County Properties have been reclassified to deposits for exploration property.  Due to the uncertainty associated with recovering such amounts, as of June 30, 2010 the Company has recorded an impairment of assets for the entire carrying amount of $200,000.

NOTE 4 - NOTES PAYABLE

As of June 30, 2010 and 2009 the Company had outstanding $20,520 and $41,250, respectively, of unsecured notes payable.  The balance of unsecured notes payable outstanding as of June 30, 2009 consisted of two tranches.  The first tranche, totaling $21,000, was issued to the Company’s then Chief Executive Officer and Director for owed compensation in connection with her services.  This note was paid in full on July 9, 2009.  The second tranche, totaling $20,250 (the “Note Payable”), was issued on May 6, 2009 and had a maturity date of May 6, 2010.  As of June 30, 2010, the Note Payable was still outstanding and in payment default. During the fiscal year ended June 30, 2010, the interest rate was increased to 12% (previously 5%) per annum in accordance with the terms of the note payable agreement.  During the years ended June 30, 2010 and 2009, the Company accrued interest under the Note Payable of $1,297 and $233, respectively. The Note Payable is pari passu in right of payment to the Line of Credit and the Convertible Notes, both defined below.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

NOTE 5 - LINE OF CREDIT

As of June 30, 2010 and 2009 the Company had outstanding advances of $550,000 and $130,960, respectively, under an unsecured line of credit (the “Line of Credit”).  On April 15, 2010, the Company amended its existing Line of Credit agreement (as amended, the “Amended Line of Credit Agreement”) with a third party increasing the committed amount (the “Committed Amount”) under the Line of Credit from $250,000 to $550,000.  Obligations under the Line of Credit are pari passu in right of payment to the Note Payable and the Promissory Notes (discussed in Note 6).  Advances under the Amended Line of Credit bear interest at a rate of 10% per annum and are payable in cash (or may accrue at the election of the Company) in monthly installments on the 15th of each month beginning May 15, 2010 through December 21, 2010 (the “Maturity Date”).  The balance of any unpaid principal and interest under the Line of Credit is due on the Maturity Date.  During the fiscal years ended June 30, 2010 and 2009, interest accrued under the Line of Credit was $35,474 and $350, respectively.  As of June 30, 2010, the Company had not made any payments of principal or interest on the Line of Credit.

NOTE 6 - CONVERTIBLE PROMISSORY NOTES

As of June 30, 2010 and 2009 the Company had outstanding $366,666 of unsecured convertible promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum), and also require the Company to issue restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  To the extent that the Company does not fulfill payments under the 2008 Convertible Notes as due, default interest at the lesser of 18% or the maximum rate allowed under applicable law is due.  During the year ended June 30, 2009, the Company recognized additional interest expense of $256,666 relating to the restricted common stock granted with the 2008 Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the 2008 Convertible Notes were issued.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    To the extent that the Company does not fulfill payments under the 2010 Convertible Notes as due, default interest at the lesser of 36% or the maximum rate allowed under applicable law is due.  The Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  As of June 30, 2010, the unamortized amount of the beneficial conversion feature was $68,750.

The 2008 Convertible Notes and the 2010 Convertible Notes (together, the “Convertible Notes”) are pari passu in right of payment to advances under the Line of Credit and the Note Payable.

In May 2010, principal amount of $150,000 and accrued interest of $10,000 relating to certain 2008 Convertible Notes was converted into 1,800,000 shares of restricted common stock.  As a result of these conversions, $91,973 of beneficial conversion was expensed.

At June 30, 2010 and 2009, accrued interest payable on the outstanding Convertible Notes was $29,870 and $22,353, respectively.

Convertible promissory notes as of June 30, 2010 are as follows:

		Ending				Ending	Stated	Default			Effective
	Original	Balance	Proceeds	Principal	Debt	Balance	Interest	Interest	Current		Interest
Date of Issuance	Issuance	@ 6/30/09	(Conversions)	@ 6/30/10	Discount	@ 6/30/10	Rate	Rate	Rate		Rate
11/17/2008	100,000	100,000	-	100,000	-	100,000	6.0%	18.0%	18.0%	(1)	88.00%
11/24/2008	150,000	150,000	(150,000)	-
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
1/29/2009	50,000	50,000	-	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
5/17/2010	75,000	-	75,000	75,000	34,375	40,625	10.0%	20.0%	20.0%	(1)	75.00%
5/17/2010	75,000	-	75,000	75,000	34,375	40,625	10.0%	20.0%	20.0%	(1)	75.00%
Total		366,666	-	366,666	68,750	297,916
(1) Currently in default

NOTE 7 – INCOME TAXES

No provision for federal income taxes has been recognized for the twelve months ended June 30, 2010 and 2009 as the Company has a net operating loss carry forward for income tax purposes available in each period.  Additionally, it is uncertain if the Company will have taxable income in the future so a valuation allowance has been established for the full value of net tax assets. The deferred tax asset consists of net operating loss carry forwards and the Company has no deferred tax liabilities.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

At June 30, 2010, the Company has net operating loss carry forwards of approximately $2.0 million for federal income tax purposes. These net operating loss carry forwards may be carried forward in varying amounts until 2030 and may be limited in their use due to significant changes in the Company's ownership.

	2010	2009
Deferred tax asset	$667,481	$324,781
Less: valuation allowance	(667,481)	(324,781)
Net deferred tax asset	$-	$-

The Company has valued our net deferred tax asset at zero with a valuation allowance due to the substantial doubt taxable income will be generated in the future to utilize the deferred tax asset.

NOTE 8 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through November 15, 2010, which is the date the financial statements were issued.

On August 6, 2010, the Company’s purchase of the lease on the Eddy County Properties under the Robinhood Agreement closed.  The Robinhood Agreement was amended and the final closing purchase price was for $100,000, the amount of which had already been paid to Robinhood, LLC in October, 2009.  As discussed in Note 3 above, as of June 30, 2010, the Company realized impairment for the $200,000 which had been incurred thus far in connection with the Eddy County Properties due to the substantial doubt associated with realizing any future benefit from the leased oil and gas properties.

On October 15, 2010, the Company entered into a letter of intent (“LOI”), to acquire all of PG’s right, title and interest (representing an 87.5% working interest) in the Canyon Sands Locations.  Under the LOI, the Company would increase its authorized share capital to 500,000,000 common shares and then issue PG (a) shares of its common stock representing 75% of the Company’s issued and outstanding capital plus (b) a note payable in the amount of $3.5 million, secured by the lease on the Canyon Sands Locations.

Upon completion of the transaction contemplated by the LOI, PG would then grant the Company an irrevocable option to participate as a working interest owner in future activities on acreage held by PG in Val Verde County, Texas.  The LOI also provided for a change in the Company’s management, with PG’s management replacing the Company’s current management, along with a change in the Company’s name to Rio Grande Petroleum, Inc.  The issuance of the Company’s shares would be subject to approval by the Company’s board of directors and the transaction proposed by the LOI was subject to approval by the Company’s shareholders.  Additional requirements under the LOI include satisfaction of due diligence by both parties, settlement of the Eddy Country Properties and settlement of the Company’s $550,000 line of credit and other debentures through the issuance of stock.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

The LOI required that a formal and definitive agreement be executed by January 12, 2011, otherwise the LOI would terminate.  The transaction proposed by the LOI would be accounted for as an asset purchase by the Company, with the value of the transaction being determined based upon the quoted market price for the Company’s stock the day that the proposed transaction closes.

On May 16, 2011 the Company received approval from the Financial Industry Regulatory Authority (“FINRA”), clearing a 5-to-1 reverse stock split previously approved by the Board of Directors and announced on March 18, 2011. As a result of the reverse split, the number of authorized shares of the Company’s common stock has been reduced, from 500,000,000 shares to 100,000,000 shares.   The numbers of shares were not retroactively restated because the original filing was issued prior to the date of the split.

NOTE 9 – RESTATEMENT

In connection with certain review requirements, the U.S. Securities and Exchange Commission (SEC) reviewed the Company’s public filings and requested that the Company file an amended annual report on form 10-K for the year ended June 30, 2010.  The SEC specifically noted that the Company’s financial statements for the years ended June 30, 2010 and 2009 contained certain mathematical errors and there were insufficient disclosures relating to certain of the Company’s activities.  As a result of this request from the SEC, the Company had to retain new independent accountants to re-audit the 2009 financial statements, as the independent accountants who previously performed the audit of the Company’s financial statements for the year ended June 30, 2009 had their registration revoked by the Public Company Accounting Oversight Board (PCAOB).  The accompanying financial statements for the years ended June 30, 2010 and 2009 contain various restatements, which primarily relate to convertible debt issuances, interest expense, common stock issued and certain mathematical errors.  The effects of the restatements are summarized as follows:

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Balance Sheets as of:

June 30, 2010
	As Previously Reported	Adjustment		Restated Balance

Cash	$14,620	$45	(1)	$14,665
Total assets	14,620	45	(1)	14,665
Accounts payable	136,959	737	(2)	137,696
Accrued interest	124,815	(59,471)	(3)	65,344
Convertible notes payable	366,666	(68,750)	(4)	297,916
Total current liabilities	1,198,190	(126,984)		1,071,206
Treasury shares	4,000	(4,000)	(5)	-
Share subscriptions	50,000	(50,000)	(5)	-
Additional paid-in-capital	423,483	431,539	(6)	855,022
Deficit accumulated during the development stage	(1,708,670)	(254,510)	(7)	(1,963,180)
Total stockholders' equity	(1,183,570)	127,029	(8)	(1,056,541)
Total liabilities and stockholders' equity	14,620	45	(9)	14,665
(1) To reconcile cash to bank statement at December 31, 2007
(2) To record additional accounts payable related to unrecorded expenses incurred during period.
(3) To adjust accrued interest expense to actual.
(4) To record beneficial conversion feature and related debt discount.
(5) To reclass of treasury shares and share subscriptions to common stock.
(6) To record impact of adjustments on additional paid-in-capital.
(7) To record impact of adjustments to deficit accumulated during the development stage.
(8) To record impact of adjustments on total stockholder's equity.
(9) To record impact of adjustments on total liabilities and stockholders' equity.

June 30, 2009
	As Previously Reported	Adjustment		Restated Balance

Accrued interest	$11,850	$10,503	(1)	$22,353
Convertible notes payable	416,666	(50,000)	(2)	366,666
Total current liabilities	653,644	(39,497)	(3)	614,147
Additional paid-in-capital	40,450	256,666	(4)	297,116
Deficit accumulated during the development stage	(738,069)	(217,169)	(5)	(955,238)
Total stockholders' equity	(647,569)	39,497	(6)	(608,072)
(1) To record additional accrued interest expense and adjust accrued interest to actual.
(2) To write-off convertible notes payable deemed uncollectible by management.
(3) To record impact of adjsutments to total current liabilities.
(4) To record impact of adjustments to accumulated paid-in-capital
(5) To record impact of adjustments to deficit accumulated during the development stage.
(6) To record impact of adjustments on total stockholder's equity.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Statements of Operations and Stockholders' Deficit for:

The Year Ended June 30, 2010
	As Previously Reported	Adjustment		Restated Balance

Professional fees	$371,499	$95	(1)	$371,594
General and administrative expenses	253,204	997	(2)	254,201
Total operating expenses	827,137	1,092	(3)	828,229
Interest expense	(143,464)	(36,249)	(4)	(179,713)
Net loss	(970,601)	(37,341)	(5)	(1,007,942)
(1) To record additional professional fee expense not recorded but incurred during the year ended June 30, 2010.
(2) To record additional general and administrative expense not recorded but incurred during the year ended June 30, 2010.
(3) To record impact of adjsutments to total operating expense.
(4) To adjust under accrued interest expense.
(5) To record impact of adjustments to net loss.

The Year Ended June 30, 2009
	As Previously Reported	Adjustment		Restated Balance

Gain on forgiveness of debt	$-	$50,000	(1)	$50,000
Interest expense	(11,850)	(267,169)	(2)	(279,019)
Net loss	(705,520)	(217,169)	(3)	(922,689)
(1) To write-off convertible notes payable deemed uncollectible by management.
(2) To adjust under accrued interest expense.
(3) To record impact of adjustments to net loss.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

ITEM  9.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

(a)	Previous Independent Registered Public Accountant

(i)   On February 12, 2010, Larry O’Donnell CPA, P.C. was dismissed as the Company’s independent registered public accounting firm.

(ii)  Larry O’Donnell CPA, P.C.’s  report on the Company’s financial statements for the fiscal year ended June 30, 2009 contained an opinion on the uncertainty of the Company to continue as a going concern because of the Company’s need to raise additional working capital to service its debt and for its planned activity.

(iii)  The Company’s Board of Directors approved the decision to change its independent registered public accounting firm.

(iv)  During the last fiscal year ended June 30, 2009, and further through the date of dismissal of, there have been no disagreements with Larry O’Donnell CPA, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to the satisfaction of, would have caused them to make reference to the subject matter of the disagreement(s) in connection with their report on the Company’s financial statements for such years; and there were no reportable events, as listed in Item 304(a)(1)(iv) of Regulation S-K.

(v)  During the last fiscal year ended June 30, 2009, and further through the date of dismissal of Larry O’Donnell CPA, P.C., Larry O’Donnell CPA, P.C. did not advise the Company on any matter set forth in Item 304(a)(1)(v)(A) through (D) of Regulation S-K.

(vi) The Company requested that Larry O’Donnell CPA, P.C. furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated February 12, 2010, was filed as Exhibit 16.1 to Form 8-K on February 16, 2010.

(vii) On December 14, 2010, Larry O’Donnell CPA, P.C.’s registration with the Public Company Accounting Oversight Board (PCAOB), was revoked.

(viii) In connection with the Company’s filing of this Amended Form 10-K, the Company engaged Whitley Penn LLP to re-audit the 2009 financial statements since Larry O’Donnell CPA, P.C’s previous issued audit opinion on these financial statements is no longer acceptable in any filing with the SEC

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

(b)  Engagement of New Independent Registered Public Accounting Firm

On February 12, 2010 the Company engaged Madsen & Associates CPA’S, Inc. as our new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending June 30, 2010. During the most recent fiscal year and the interim periods preceding the engagement, the Company did not consult with Madsen & Associates CPA’S, Inc. regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and no written report or oral advice was provided to the Company by Madsen & Associates CPA’S, Inc. concluding there was an important factor to be considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 304 (a)(1)(iv) of Regulation S-K or a reportable event, as that term is described in Item 304 (a)(1)(v) of Regulation S-K.

ITEM 9A(T).  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is required to maintain a system of disclosure controls and procedures that are designed for the purposes of ensuring that information required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure.

On February 23, 2011, the Company acquired a significant oil and gas lease covering acreage located in Crockett County, Texas.  At closing, the Company issued shares of its common stock to Petro Grande, LLC, which comprise approximately 77% of the Company’s outstanding shares, plus a promissory note in the amount of $3.5 million.  On the closing date of this transaction (the “PG Transaction”), a change in control of the Company took place and senior management and directors resigned, with Petro Grande, LLC’s management assuming control of the Company.

As a result of the PG Transaction, the Company’s incoming management had to rely on any documentation and other support received from Company’s management in place as of June 30, 2010 to evaluate the effectiveness of the Company's disclosure controls and  procedures as defined in Exchange Act Rules 13a-14(c) as of June 30, 2010 (the "Evaluation Date").  In connection with the management transition resulting from the PG Transaction, the Company’s incoming management was not provided any documentation or support relating to the Company’s disclosure controls and procedures, and have, therefore, determined that the Company’s disclosure controls and procedures on the Evaluation Date were ineffective in ensuring that material information relating to the Company would be made known to them by individuals within those entities, particularly during the period in which this annual report was being prepared and that  information required to be disclosed in our SEC reports is recorded,  processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting should be designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles,  and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has undertaken an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based upon this evaluation, and as a result in the recent change in management resulting from the PG Transaction, management concluded that our internal control over financial reporting was ineffective as of June 30, 2010.

For 2011, the Company’s management will ensure that internal controls over financial reporting are designed such that requirements under the COSO framework, which summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring will be met.  Using the COSO framework, a Sarbanes-Oxley Act of 2002 (“SOX Act”) Section 404 evaluation will be performed to evaluate the disclosure controls and procedures over financial reporting and the results of the assessment will be used as the basis for reporting on the effectiveness of the internal controls and the required certifications pursuit to sections 302 and 906 of the SOX Act.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control Over Financial Reporting

Except as disclosed, there was no change in our internal control over financial reporting that occurred during the fiscal year ended June 30, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B.  OTHER INFORMATION

Not applicable.

PART III

ITEM 10.  DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth information as to persons who currently serve as Blugrass Energy's directors or executive officers, as of June 30, 2010.

Name	Position	Term
John Kenney Berscht	Chief Executive Officer, President and Director	Annual
Jeffrey Dunphy	Chief Financial Officer Secretary, Treasurer and Director	Annual
Edward W. Karasek	Director
Grace Sutherin (1)	Former Chief Financial Officer and Secretary	Annual
Elizabeth Sawyer (2)	Former Chief Financial Officer and Secretary	Annual
David Krauza (4)	Former Director	Annual
Leslie Schaefer (5)	Former Chief Executive Officer and President	Annual

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

(1)	Ms. Grace Sutherin resigned as Chief Financial Officer and Secretary April 30, 2010.
(2)	Ms. Sawyer resigned as the Chief Financial Officer and Secretary on July 16, 2009.
(3)	Mr. Lamkin resigned as a Director on March 13, 2009.
(4)	Mr. Krauza resigned as a Director on July 16, 2009.
(5)	Ms. Schaefer resigned as President, Chief Executive Officer and Director on July 16, 2009.

Blugrass Energy officers are elected by the board of directors at the first meeting after each annual meeting of Blugrass Energy shareholders and hold office until their successors are duly elected and qualified under Blugrass Energy's bylaws.  The directors named above will serve until the next annual meeting of Blugrass Energy's stockholders.  Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting.  Officers will hold their positions at the pleasure of the board of directors absent any employment agreement.  There is no arrangement or understanding between the directors and officers of Blugrass Energy and any other person pursuant to which any director or officer was or is to be selected as a director or officer.

Biographical Information

Our officers are spending up to 40 hours per week on our business at this time. At such time as the Company is financially capable of paying salaries, it is anticipated that management will assume full time roles in the Company's operations and be paid accordingly.

CURRENT OFFICERS AND DIRECTORS

John Kenney Berscht, 72, President and Director

On July 16, 2009, Mr. John Kenney Berscht was appointed the President and a Director of the Company.  Mr. Berscht has worked in the investment banking and financing industry, specializing in the resource field.  For the last 5 years, Mr. Berscht has worked as a Vice President of International Enerplus, a Canadian income trust, managing their offshore branch in Europe.  He has served as the President of Odyssey Management in the Cayman Islands and is registered as a Mutual Fund administrator in Cayman. Most recently, he has served till January 2009 as the Interim President and a director for Sterling Mining Company, a silver mining company.

Mr. Berscht has a degree in Honors Business Administration from the University of Western Ontario.  During his years in the investment business, he qualified with the Investment Dealers Association (IDA) in Canada and as a general principal with the New York Stock Exchange (NYSE).  Mr. Berscht is currently a member of the SME and, in Europe, is registered as an Independent Financial Advisor (IFA).

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

Jeffrey Dunphy, Chief Financial Officer, Treasurer, Secretary and Director

On April 30, 2010 Mr. Jeffrey was appointed as a director and officer of the Company.

For the last 5 years Mr. Dunphy has worked for Viatao Capital Corp. a Strategic, Financial Advisory firm providing corporate finance expertise to a variety of corporate clients. Mr. Dunphy Also worked for Salman Partners, Octagon Capital in these firms corporate finance Departments. MR. Dunphy Also lectures to Graduate and Undergraduate student at the University of Calgary and the Haskayne School of Business

Edward W. Karasek, 62, Director

On July 16, 2009, Mr.Edward W. Karasek was appointed as a director of the Company.

Mr. Karasek, has worked with Peak Consulting Group, Inc. of New Albany, Indiana, a consulting firm specializing in management and organizational  development and training, since 2000.  He a founder and has served as the President of Peak Consulting Group since 1984.

Mr. Karasek holds a BS in Business, with an emphasis in Personal and Industrial Relations.  He received an Associate Degree in Computer Science from Purdue University Fort Wayne Extension.  Mr. Karasek holds a Master of Science from Indiana University, majoring in Counseling Psychology.

Committees of the Board of Directors

Blugrass Energy is managed under the direction of its board of directors.

Executive Committee

The Company does not have a separate executive committee.  The Board as a whole functions as the Executive Committee for Blugrass Energy.

Audit Committee

At this time, Blugrass Energy does not have an audit committee.  The independent directors of the Board of Directors serve as an informal audit committee, as required by the Securities Exchange Act of 1934, as amended, which Blugrass Energy refers to as the Securities Exchange Act.

Conflicts of Interest - General

Our directors and officers are, or may become, in their individual capacities, officers, directors, controlling shareholder and/or partners of other entities engaged in a variety of businesses.  Thus, there exist potential conflicts of interest   including, among other things, time, efforts and corporation opportunity, involved in participation with such other business entities.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

While each officer and director of our business is engaged in business activities outside of our business, the amount of time they devote to our business will be up to approximately 40 hours per week.

Conflicts of Interest - Corporate Opportunities

Presently no requirement contained in our Articles of Incorporation, Bylaws, or minutes which requires officers and directors of our business to disclose to us business opportunities which come to their attention. Our officers and directors do,  however,  have a  fiduciary  duty of  loyalty to us to  disclose  to us any business  opportunities  which come to their attention,  in their capacity as an officer and/or director  or  otherwise.  Excluded from  this  duty  would  be opportunities  which the person  learns  about  through  his  involvement  as an officer and director of another company. We have no intention of merging with or acquiring an affiliate, associate person or business opportunity from any affiliate or any client of any such person.

ITEM 11.  EXECUTIVE COMPENSATION

The following table sets forth the compensation paid to officers and board members during the fiscal years ended June 30, 2010 and 2009.  The table sets forth this information for Blugrass Energy, including salary, bonus, and certain other compensation to the Board members and named executive officers for the past two fiscal years and includes all Board Members and Officers as of June 30, 2010.

		Annual Compensation				Long Term Compensation
Name	Title	Year Ended	Salary	Bonus	Other Annual Compen- sation	Restricted Stock Awarded	Options/ SARs (#)	LTIP payouts ($)	All Other Compen-sation

John Kenney Berscht	Chief Executive Officer, Officer, President, & Director	2010 2009	90,000 nil	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil

Jeffrey Dunphy	Secretary Treasurer Chief Financial and Director	2010 2009	8,000 nil	nil nil	nil nil	nil nil	nil nil	nil nil	nil nil

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

(1) Mr. Berscht was appointed President and Director on July 16, 2009.

(2) Ms. Sawyer resigned as the Chief Financial Officer on July 16, 2009.

(3) Ms. Schaefer resigned as President, Chief Executive Officer, Chief Financial Officer and Director on July 16, 2009.  Of the $61,750 of Ms. Shaefer's compensation, $40,750 was paid in cash and the remaining $21,000 is a 4% promissory note, dated May 26, 2009. The promissory note was paid in full in July 2009.

(4) Mr. Jeffrey Dunphy was appointed Chief Financial Officer on April 30, 2010.

Employment Agreements and Termination of Employment and Change-In-Control Arrangements

Mr. Berscht serves as the Company's Chief Executive Officer without benefit of an employment agreement.

On June 4, 2010 the Company filed an Option plan on Form S-8 registering 9,000,000 common shares for the future issuance and granting of options to employees, consultants and officers and directors. At June 30, 2010 there were no Stock Awards or the granting of any Stock Options under the plan for officers and directors.

The Company has no pension, health, annuity, bonus, insurance,   profit sharing or similar benefit plans; however, the Company may adopt such plans in the future.

Limitation on Liability and Indemnification

The Nevada Revised Statutes require us to indemnify officers and directors for any expenses  incurred by any officer or director in connection with any actions or proceedings,  whether civil,  criminal,  administrative,  or  investigative, brought against  such  officer or  director  because of his or her status as an officer or  director,  to the extent  that the  director  or  officer  has been successful on the merits or otherwise  in defense of the action or  proceeding.

The Nevada Revised Statutes  permit a  corporation  to indemnify an officer or director, even in the absence of an agreement to do so, for expenses incurred in connection  with any action or proceeding  if such officer or director  acted in good faith and in a manner in which he or she  reasonably  believed  to be in or not opposed to the best interests of us and such  indemnification  is authorized by the  stockholders,  by a quorum of disinterested directors, by independent legal counsel in a written opinion authorized by a majority vote of a quorum of directors consisting of disinterested directors, or by independent legal counsel in a written opinion if a quorum of disinterested directors cannot be obtained.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

The Nevada Revised Statutes prohibit indemnification of a director or officer if a final adjudication establishes that the officers' or directors' acts or omissions involved intentional misconduct, fraud, or a knowing violation of the law and were material to the cause of action.  Despite the foregoing limitations on indemnification, the Nevada Revised Statutes may permit an officer or director to apply to the court for approval of indemnification even if the officer or director is adjudged to have committed intentional misconduct, fraud, or a knowing violation of the law.

The Nevada Revised Statutes also provide that indemnification of directors is not permitted for the unlawful payment of distributions, except for those directors registering their dissent to the payment of the distribution.

According to our bylaws, we are authorized to indemnify our directors to the fullest extent authorized under Nevada Law subject to certain specified limitations.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and persons controlling us pursuant to the foregoing  provisions  or otherwise,  we are advised that, in the opinion of the Securities and Exchange  Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information with respect to the beneficial ownership of Blugrass Energy's outstanding common stock by:

a.	each person who is known by Blugrass Energy to be the beneficial owner of five percent (5%) or more of Blugrass Energy's common stock;

b.	Blugrass Energy's chief executive officer, its other executive officers, and each director as identified in the "Management -- Executive Compensation" section; and

c.	all of the Company's directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities.  Shares of common stock and options,  warrants and convertible  securities that are currently exercisable or convertible within 60 days of the date of this document into shares of Blugrass Energy common stock are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership of the person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

The information below is based on the number of shares of Blugrass Energy's common stock that Blugrass Energy believes was beneficially owned by each person or entity as of June 30, 2010.  At June 30, 2010, the Company had 51,616,666 shares of its common stock issued and outstanding.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Common Stock(1)
DIRECTORS AND OFFICERS
Common Stock	John Kenney Berscht, President Chief Executive Officer, & Director	0 Direct	0%
	Jeffrey Dunphy, Chief Financial Officer, Secretary, Treasurer, Director	0 Direct	0%
Common Stock	All Officers and Directors as a Group (2 people)	0 Direct	0%
5% Shareholders	Bluefin Financial Group, HLB Productions, Inc.	10,000,000 10,000,000	19,37% 19.37%
Common Stock	All 5% Shareholders as a Group (2 people)	20,000,000 Direct	31.36%

(1) At June 30, 2010, the Company had 51,616,666 shares of common stock issued and outstanding.

(2) Mr. Berscht was appointed President and Director on July 16, 2009.

(3)  Former Officer and Director Ms. Sawyer resigned as the Chief Financial Officer on July 16, 2009.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

(4) Former Officer and Director Ms. Schaefer resigned as President, Chief Executive Officer, Chief Financial Officer and Director on July 16, 2009.

(5) Former Officer and Director Mr. Krauza resigned as a Director on July 16, 2009.

(6) Mr. Edward Karasek was appointed a director of the Company on July 16, 2009.

(7) Mr. Jeffrey Dunphy was appointed to the board of directors on April 30, 2010

(8) This is the ownership of Messrs. Berscht, Dunphy and Karasek, the current officer and directors of the Company.

Rule 13d-3 under the Securities Exchange Act of 1934 governs the determination of beneficial ownership of securities.  That rule provides that a beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security.  Rule 13d-3 also provides that a beneficial owner of a security  includes any person who has the right to acquire  beneficial  ownership of such security  within sixty days, including through  the  exercise  of any  option,  warrant or  conversion  of a security.  Any  securities  not  outstanding  which are subject to such options, warrants or conversion  privileges are deemed to be outstanding  for the purpose of computing the percentage of outstanding securities of the class owned by such person.  Those securities are not deemed to be outstanding for the purpose of computing the percentage of the class owned by any other person.  Included in this table are only those derivative securities with exercise prices that Blugrass Energy believes have a reasonable likelihood of being "in the money" within the next sixty days.

Security Ownership of Management

We are not aware of any arrangement that might result in a change in control in the future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information concerning all equity compensation plans previously approved by stockholders and all previous equity compensation plans not previously approved by stockholders, as of the most recently completed fiscal year.

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

EQUITY COMPENSATION PLAN INFORMATION AS OF JUNE 30, 2010
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans approved by security holders	Nil	N/A	N/A
Equity Compensation Plans not approved by security holders	9,000,000 S-8 Registration Statement	N/A	N/A
Total	9,000,000	N/A	N/A

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except as disclosed below, none of the following parties has, during the last two years, had any material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

• `	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Any of our promoters; and

Any relative or spouse of any of the foregoing persons who has the same house as such person

ITEM 14.  PRINCIPAL ACCOUNTING FEES AND SERVICES

General
The aggregate fees billed for the two most recently completed fiscal years ended June 30, 2010 and June 30, 2009 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included our Quarterly Reports on Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

BLUGRASS ENERGY, INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS - Continued
JUNE 30, 2010 and 2009

	Year Ended June 30,
	2010	2009

Audit Fees	$10,000	$4,600

Audit-related Fees	$-0-	$-0-

Tax Fees	$-0-	$-0-

All Other Fees	$-0-	$-0-

Total Fees	$10,000	$4,600

All audit work was performed by the auditors' full time employees.

PART IV

ITEM 15.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following is a complete list of exhibits filed as part of this Form 10K.Exhibit number corresponds to the numbers in the Exhibit table of Item 601 of Regulation S-K.

(a) Audited financial statements for years ended June 30, 2010 and 2009

(b) Exhibit No.	Description

3.1	Articles of Incorporation (1)

3.2	Bylaws (1)

10.1	Participation Agreement with Petro Grande, LLC dated April 12, 2010

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act (2)

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act (2)

32.1	Certification of Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act (2)

32.2	Certification of Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act (2)

(1)	Incorporated by reference from the exhibits included in the Company's SB-2 Registration Statement filed with the Securities and Exchange Commission (www.sec.gov), on July 19, 2006.
(2)	Incorporated by reference from the exhibits included in the Company’s 10-K filed with the Securities and Exchange Commission on November 16, 2010.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Blugrass Energy, Inc.

Dated: June 8, 2011

By:	/s/ Abram Janz
Abram Janz, President and Chief Executive Officer (Principal Executive Officer)

By:	/s/ Laurence K. Maguire
Laurence K. Maguire Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Blugrass Energy, Inc.

Dated: June 8, 2011

By:	/s/ Abram Janz
Abram Janz, President and Chief Executive Officer, Director

Dated: June 8, 2011

By:	/s/ Laurence K. Maguire
Laurence K. Maguire Executive Vice President and Chief Financial Officer, Director

PARTICIPATION AGREEMENT
SOTO RANCH – CANYON SANDS PROSPECTS
CROCKETT COUNTY, TEXAS

THIS AGREEMENT (this “Agreement”) is made and entered into effective as of April 12, 2010 (the “Effective Date”), by and between Petro Grande, LLC (“Petro Grande”) and BluGrass Energy, Inc. (“BluGrass”).  Petro Grande and BluGrass are sometimes referred to herein individually as a “Party” or collectively as “Parties”.

NOW THEREFORE, for the sum of ten dollars ($10.00) and other good and valuable consideration paid to each of the undersigned the receipt and sufficiency of which are hereby acknowledged, and the mutual covenants and benefits hereinafter set forth, the undersigned Parties have agreed as follows.

I - Introduction

1.01
Petro Grande represents that it is vested with title to an undivided eighty seven and one-half percent (87.5%) working interest the oil and gas lease described on the schedule attached hereto as Exhibit A (“Subject Lease”), subject to a proportionate part of royalties and overriding royalties equal to twenty five percent (25%) of production, insofar as such lease covers each of the 40-acre tracts described on Exhibit A from the surface of the earth to 100 feet below the base of the Canyon Sands formation under such lands located in Crockett County, Texas.  Each such 40-acre tract to said depth is hereinafter referred to as a “Canyon Sands Location” or “CSL” and are collectively referred to as the “Subject Lands.”

1.02
The CSLs set forth on Exhibit B are numbered 1-6, respectively and shall be referred to herein by such numbers.  The CSLs are grouped together into Block CS-S-A consisting of CSL 1-3 and Block CS-S-B consisting of CSL 4-6.  A CSL may sometimes be referred to as a “Location” or collectively as “Locations.”

1.03
The “Location Fee” to be paid by BluGrass to Petro Grande in connection with any designated CSL as hereinafter set forth shall be equal to the geological and seismic costs of $300/acre and lease acquisition costs of $300/acre for a Canyon Sands Location for a total of $600/acre for a Canyon Sands Location. If a new Location for which a Location Fee is due overlaps in whole or in part with a prior Location for which the Location Fee has already been paid, then credit shall be given and there shall be deducted from the total new Location Fee the per acre Location Fee previously paid for each acre in the overlap.

1.06
The Parties desire hereby to provide for the sale by Petro Grande and the purchase by BluGrass of the following described percentages of Petro Grande’s undivided interests in and to the Subject Lease insofar as such lease covers the hereinafter designated Locations for the Location Fee and for the participation by BluGrass in the Initial Well (as defined below) to be drilled on such Location and for the further development of such Locations.

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II - Canyon Sands Locations

2.01
On or before May 12, 2010, BluGrass shall pay to Petro Grande the sum of $48,000 as the total Location Fee for two Canyon Sands Locations and upon such payment Petro Grande shall assign to BluGrass an undivided 75% of its rights, titles and interests in and to the Subject Lease insofar as the same covers the two Canyon Sands Locations designated by Petro Grande, one on Block CS-S-A and one on Block CS-S-B.

2.02
On or before the date set forth in Section 2.01, BluGrass shall make an advance payment to the Operator (as defined below) of an amount equal to the total estimated AFE Costs as set forth on Exhibit B with respect to the Initial Wells to be drilled on each of the said two Canyon Sands Locations (“CSL AFE Costs”).  Such advance payments of the estimated CSL AFE Costs shall be accounted for in the manner set forth in the JOA, as defined below.

2.03
Assuming the payments described in Section 2.01 and Section 2.02 are timely made, Petro Grande shall, on or before May 31, 2010, commence or cause to be commenced the drilling of the “Initial Well” (being the first well to be drilled on a given Location under the terms and provisions of this Agreement) on one of the two said Canyon Sands Locations selected by it with a drilling rig sufficient to drill to such formation and thereafter drill the same with due diligence to a depth sufficient to test such formation or to a depth at which there is encountered a formation or condition rendering further drilling by ordinary methods impractical, whichever is the lesser depth (“Target Depth”).

BluGrass shall assume, bear and pay all of the risks, costs, expenses and liabilities (collectively “Costs”) of the drilling such well to its Target Depth and either (a) completing and equipping such well and connecting the same to the tanks or pipeline tap where the production is to be sold to a third party or (b) plugging and abandoning of the same as a dry hole, including, without limitation, the restoration and remediation of the said Location and any other lands used in connection with such Location such as for ingress and egress (“Completion Point”).  The drilling of a well to its Target Depth and the completion or plugging operations set forth in (a) and (b) next above, are hereinafter referred to as the drilling of such well to its Completion Point.

2.04
Assuming BluGrass pays (a) all of the sums due hereunder with respect to the Location Fee for the Canyon Sands Location and the Costs of drilling of the Initial Well described in Section 2.03 on such Location to its Completion Point and (b) the required fees and Costs applicable to any other Initial Well in which BluGrass elects to participate hereunder, then subject to the terms and provisions of this Agreement, BluGrass shall have the option to participate in any subsequent Initial Well proposed by or on behalf of Petro Grande to be drilled on the remaining Canyon Sands Locations in the same Block as such Initial Well described in Section 2.03 and to be assigned its undivided 75% of Petro Grande’s interests in the Subject Leases only insofar as such leases cover the lands and depths included in such Location, for the payment to Petro Grande of the applicable Location Fee, the advance payment of the estimated CSL AFE Costs and the assumption of all of the Costs of drilling the Initial Well on such Location to its Completion Point.

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2.05
Petro Grande shall, on or before thirty (30) days after the date the drilling rig used to drill the well specified in Section 2.03 above is released, commence or cause to be commenced the drilling of an Initial Well on the remaining of said Canyon Sands Location and thereafter such well shall be drilled by Petro Grande in the same manner and on the same basis as set forth in Section 2.03 to its Completion Point.  BluGrass shall assume, bear and pay all of the Costs of drilling such well to its Completion Point.

2.06
Assuming BluGrass pays (a) all of the sums due hereunder with respect to the Location Fee for the Canyon Sands Location and the Costs of drilling of the Initial Well described in Section 2.05 on such Location to its Completion Point and (b) the required fees and Costs applicable to any other Initial Well in which BluGrass elects to participate hereunder, then subject to the terms and provisions of this Agreement, BluGrass shall have the option to participate in any subsequent Initial Well proposed by or on behalf of Petro Grande to be drilled on the remaining Canyon Sands Locations in the same Block as such Initial Well described in Section 2.05 and to be assigned its undivided 75% of Petro Grande’s interests in the Subject Leases only insofar as such leases cover the lands and depths included in such Location, for the payment to Petro Grande of the applicable Location Fee, the advance payment of the estimated CSL AFE Costs and the assumption of all of the Costs of drilling the Initial Well on such Location to its Completion Point.

III - General Provisions for Exercising Options,
Assignments and Operations

3.01
For so long as BluGrass has the option to participate in the drilling of an Initial Well as set forth in Section 2.04 and Section 2.06, then Petro Grande shall submit to BluGrass a written proposal to drill an Initial Well on the appropriate Location (“Option Notice”).  Such Option Notice shall contain the approximate location, anticipated spud date and target depth of such Initial Well, a description of the designated Location for Initial Well, and the estimated CSL AFE Costs for drilling such Initial Well to its Completion Point.

3.02
BluGrass shall have a period expiring at 5:00 p.m. of the tenth (10th) business day (a day upon which banks are open for business in the State of Texas) occurring after the receipt of the Option Notice (“Election Time”) within which to elect to participate in the drilling of the Initial Well on such Location.  It may exercise such option by delivering to Petro Grande at the address hereinafter set forth on or before the Election Time, written notice of such election together with a check payable to Petro Grande in the amount of the appropriate Location Fee and a check payable to Operator in the amount of all of BluGrass’ share of the CSL AFE Costs for the proposed Initial Well.

3.03
Upon the proper and timely election by BluGrass to participate in the drilling of an Initial Well, BluGrass shall have agreed to assume, bear and pay all of the Costs of drilling such well to its Completion Point and Petro Grande shall within fifteen (15) business days of the receipt of such written notice and payment, assign BluGrass an undivided seventy five percent (75%) interest in the Subject Lease only insofar as the same covers the designated Location for such Initial Well.

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3.04
If, as and when BluGrass fails to timely and properly elect (or is deemed to have failed to timely elect) to participate in a proposed subsequent Initial Well on a Block and operations for the drilling of such well are commenced, then BluGrass’ option to participate in any future Initial Wells on such Block shall terminate and be of no further force and effect.  Petro Grande shall have no further obligation to offer BluGrass the option to participate in any future Initial Wells on such Block.

If after such options and rights to participate in future Initial Wells have terminated, Petro Grande should offer BluGrass the opportunity to participate in an Initial Well on a Block, such offer shall not be (nor shall it be deemed to be nor shall it be asserted as) a waiver by Petro Grande of the termination of BluGrass’ options and rights hereunder or a reinstatement of such options and rights.

3.05
Upon the execution of this Agreement by BluGrass, any interests in the Subject Lease and/or Subject Lands assigned it hereunder shall be subject to the terms and provisions of the Operating Agreement attached hereto as Exhibit C (“JOA”), naming PG Operating, LLC (“PGO”), or its designee as the “Operator”.  Notwithstanding the maintenance of uniform interest provisions of the JOA, the JOA shall cover the Parties’ interests in any and all Locations in which BluGrass has an interest, but shall not apply to Locations in which BluGrass has no interest.  In the event of a conflict between the terms and provisions of this Agreement and the JOA, the terms and provisions of this Agreement shall prevail and control.

3.06
All interests assigned BluGrass pursuant to the terms of this Agreement shall be made subject to the terms and provisions of this Agreement (including, without limitation, the reversionary interests hereinafter set forth), the Subject Leases, the JOA and any other assignment, contract or agreement which is filed in or referred to in the real property records of the county in which the Subject Lands are located.  Further, by BluGrass’ acceptance of the assignment of such interests, BluGrass shall have agreed to assume and bear its proportionate part of all of Petro Grande’s covenants and obligations arising under and by virtue of such leases contracts, assignments and agreements.

3.07
All assignments made to BluGrass pursuant to the terms and provisions of this Agreement shall be made with a “special warranty” that is without representations or warranties of any kind or character, except for claims arising by, through or under the Petro Grande, but not otherwise.  ANY INTERESTS IN ANY WELL AND/OR PERSONAL PROPERTY AND EQUIPMENT ASSIGNED BLUGRASS SHALL BE MADE ON AN “AS IS WHERE IS” BASIS WITH ALL FAULTS AND DEFECTS AND WITH THE WAIVERS OF THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT AS WELL AS THE WAIVER OF THE APPLICABILITY OF THE PROVISIONS OF THE TEXAS DECEPTIVE TRADE PRACTICES ACT, IF APPLICABLE.

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  IV - FUTURE DEVELOPMENT OF LOCATIONS

4.01
As set forth above, by BluGrass’ execution of this Agreement, BluGrass shall have ratified, adopted and confirmed the JOA and shall to the extent of BluGrass’ working interest be a Non-Operator under the terms and provisions of such agreement.

4.02
From time to time Petro Grande may, in accordance with the terms and provisions of the JOA, propose to BluGrass the drilling of a subsequent well on a Location in which the BluGrass and Petro Grande have an interest (“Subsequent Well”).  If BluGrass does not timely elect to participate in the drilling of such Subsequent Well under the terms and provisions of the JOA, then notwithstanding the non-consent provisions of the JOA, BluGrass shall have relinquished all of its interests in the Location and the Subject Lease insofar as it covers such Location, LESS and EXCEPT and there shall be retained by BluGrass all of its interests in and to any wells theretofore drilled and completed in such Location, including the wellbore of such wells and the property and equipment used exclusively in connection with such well and in and to the Subject Leases only insofar as the such leases cover the oil, gas and other minerals in the Location which are produced from or through the wellbore of any such wells.

4.03
Upon the occurrence of the reversion to Petro Grande of interests in the Subject Leases pursuant to Section 4.02 above, Petro Grande shall prepare an assignment from BluGrass to Petro Grande of all of the interests in the Subject Leases to be assigned to Petro Grande and submit the same to BluGrass.  Within fifteen (15) business days of the receipt of such assignment, BluGrass shall execute, acknowledge and deliver to Petro Grande such assignment or provide it with any proposed revisions to the same.

4.04
By BluGrass’ execution hereof, BluGrass authorizes Petro Grande to manage the properties and interests covered by this Agreement, including, without limitation, the Subject Lease, in same manner that it manages its own interests in such properties and interests.  Whether and the manner in which the Subject Lease is to be perpetuated shall be at the sole and unfettered discretion of Petro Grande and it shall owe BluGrass no duty or obligation to maintain or perpetuate the Subject Lease as to any or all of the lands or depths covered thereby.  Further, notwithstanding the JOA, BluGrass shall not have the authority to propose the drilling of any Initial or Subsequent Well.  Upon ninety (90) days written notice to Petro Grande, BluGrass may withdraw from the future development to the same extent as if BluGrass had failed to elect to participate a Subsequent Well under Section 4.02.

4.05
The ability of operations on or production from a particular Location to maintain the Subject Leases covering such Location as to any lands and depths covered thereby is subject to and determined by the terms and provisions of the particular Subject Lease and Petro Grande makes no representations or warranties with respect to the same.

V - General Terms

5.01
This Agreement and all operations conducted on the Subject Lands shall be subject to all valid and applicable laws, orders, rules and regulations of any governmental body having jurisdiction over such operations.  The obligations of the Parties hereunder are intended to be separate and not joint or collective, and nothing in this Agreement nor any act by Petro Grande or BluGrass shall ever be construed or implied as creating a mining partnership, commercial partnership, or other partnership relation; it being the intention of the parties hereto not to create, and this Agreement shall never be construed to create, a mining or other partnership or joint venture.  Each Party shall be individually responsible for its own obligations as set out in this Agreement and in the JOA.

5

5.02
This Agreement shall be governed by and construed in accordance with the laws of the State of Texas, without giving effect to the conflict of laws rules of such state.  Each Party agrees that any action or proceeding arising out of or related in any way to this Agreement shall be brought solely in a court of competent jurisdiction sitting in Dallas, County, Texas.  Each party hereby irrevocably and unconditionally consents to the jurisdiction of any such court and hereby irrevocably and unconditionally waives any defense of an inconvenient forum to the maintenance of any action or proceeding in any such court, any objection to venue with respect to any such action or proceeding and any right of jurisdiction on account of the place of residence or domicile of any party thereto. It is further understood and agreed between the parties hereto that all sums due and payable to Petro Grande hereunder, are due and payable to Petro Grande at Petro Grande’s office in Dallas, Texas.

5.03
BluGrass and Petro Grande shall execute and deliver any and all such other and additional instruments and do any and all further action as may be reasonably necessary to fully and effectively carry out the purposes of this Agreement and the JOA.

5.04	It is expressly provided that there is no area of mutual interest or similar arrangement between the Parties hereto.

5.05
Petro Grande makes no warranty, either expressed or implied with respect to its ownership of the leasehold mineral estates or net revenue interests contributed hereto, except to claims made by, through and under Petro Grande, but not otherwise.

5.06	The Parties hereto stipulate and agree that time is of the essence of the performance of all terms, duties, obligations and provisions of this Agreement.

5.07
The terms and provisions of this Agreement shall be covenants running with the land affected hereby and shall inure to the benefit of and be binding upon the Parties hereto, their respective heirs, devisees, personal representatives, successors, and assigns.

5.08
This Agreement and the interest in the Subject Leases and property and equipment assigned and conveyed to BluGrass pursuant to this Agreement may not be assigned in whole or in part without the prior written consent of Petro Grande, which consent shall not be unreasonably withheld.  Any attempted assignment without such prior written consent shall be void ab initio.  Any such assignment shall be made expressly subject to this Agreement and the JOA and Petro Grande may impose as a condition to such consent that BluGrass shall remain jointly and severally liable with respect to the interests assigned.

5.09
BLUGRASS REPRESENTS AND ACKNOWLEDGES THAT BLUGRASS IS KNOWLEDGEABLE OF THE OIL AND GAS BUSINESS AND OF THE USUAL AND CUSTOMARY PRACTICES OF PRODUCERS SUCH AS PETRO GRANDE AND THAT BLUGRASS HAS HAD ACCESS TO THE SUBJECT LEASES AND LANDS, THE OFFICERS AND EMPLOYEES OF PETRO GRANDE, AND THE BOOKS, RECORDS, AND FILES OF PETRO GRANDE RELATING TO THE SUBJECT LEASES AND LANDS IN MAKING THE DECISION TO ENTER INTO THIS AGREEMENT AND CONSUMMATE THE TRANSACTIONS CONTEMPLATED HEREBY.  BLUGRASS HAS RELIED SOLELY ON THE BASIS OF BLUGRASS’S OWN INDEPENDENT DUE DILIGENCE INVESTIGATION OF THE SUBJECT LEASES AND LANDS AND EXISTING WELLS AND, ACCORDINGLY, BLUGRASS ACKNOWLEDGES THAT PETRO GRANDE HAS NOT MADE, AND HEREBY EXPRESSLY DISCLAIMS AND NEGATES ANY REPRESENTATION OR WARRANTY, EXPRESS, IMPLIED, OR ARISING AT COMMON LAW, BY STATUTE OR OTHERWISE, RELATING TO THE SUBJECT LEASES AND LANDS, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY WITH RESPECT TO TITLE TO THE SUBJECT LEASES OR THE OR THE QUALITY, QUANTITY OR VALUE OF THE RESERVES OF OIL, GAS OR OTHER HYDROCARBONS IN OR UNDER THE SUBJECT LANDS OR THE ABILITY OF ANY WELLS TO PRODUCE THE SAME.

6

5.10
BluGrass represents and acknowledges that prior to entering into this Agreement; BluGrass was advised by and has relied solely on its own legal, tax, and other professional counsel concerning this Agreement, the JOA, the Subject Leases and the value thereof.  BluGrass represents and acknowledges that it is able to bear the economic risk of any oil and gas investment BluGrass is obligated to or might choose to make under the terms of this Agreement and that BluGrass is capable of evaluating the merits and risks of investments in the Subject Leases and well(s) to be drilled thereon.  BluGrass represents and acknowledges that it is acquiring an interest in the Subject Leases for its own account and not for distribution or resale in any manner that would violate any state or federal securities law, rule, regulation or order.  BluGrass hereby makes the representations and warranties contained on the attached Exhibit D, and acknowledges that Petro Grande and its affiliates are relying on such representations and warranties in entering into this Agreement with BluGrass.

5.11
This Agreement contains the entire understanding of the Parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions among the parties with respect to such subject matter.  No representations, inducements, promises, or agreements, oral or otherwise, which are not embodied in this Agreement, shall be of any force or effect.

5.12
If any one or more of the provisions of this Agreement shall be determined to be invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired, and the offending provision or provisions shall be reformed, and the remaining provisions interpreted so as to give effect, to the maximum extent possible, to the agreement of the Parties as set out herein.

5.13
BluGrass agrees to hold strictly confidential and not to reveal to any third party without the prior written consent of Petro Grande, the terms and provisions of this Agreement, the JOA or any Proposal submitted under this Agreement or the JOA and any information, data or other material provided to or examined by BluGrass related to the land covered by the Subject Leases.  Further, notwithstanding the terms and provisions of the JOA to the contrary, any geological or geophysical information, including without limitation logs, tests, well information, production information, ownership and title information or other data and information pertaining to any well and drilling unit located on the Subject Leases, except that which is required to be filed with any regulatory authority or becomes public without a breach of this Agreement, shall be held strictly confidential and not be revealed to any third party by BluGrass without Petro Grande’s prior written consent.  Petro Grande’s consent may be conditioned upon the execution by such third party of a confidentiality agreement and may be limited in scope.  The confidentiality obligations set forth in this Section shall be for a period of five (5) years from the date hereof or for one (1) year after the last well drilled on the Subject Leases under this Agreement is plugged and abandoned, whichever is the later date.

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5.14
If any proceeding is brought by a one Party against another Party to enforce, or for breach of, any of the provisions in this Agreement, the prevailing Party shall be entitled in such proceeding to recover reasonable attorneys’ fees together with the costs of such proceeding therein incurred.

5.15
All proposals, exercises of options, notices, demands, consents and reports provided for in this Agreement shall be in writing and shall be given to the parties at the addresses OR fax numbers set forth on the signature page hereof or at such other addresses or numbers as such parties may hereafter deliver thirty (30) days written notice to all other Parties.  Such notices may be hand delivered by a delivery service or delivered by facsimile or telecopy, or may be mailed, postage prepaid, by certified or registered mail, by a deposit in a depository for the receipt of mail regularly maintained by the United States Postal Service.  All notices which are hand delivered or given by facsimile or telecopy shall be deemed given on the date of delivery.  Except as otherwise provided herein, all notices which are mailed in the manner provided above shall be deemed given three (3) days after being mailed.

5.16
BluGrass shall indicate BluGrass’ approval and acceptance of the terms and conditions herein set forth by signing this Agreement in the space provided below, and returning one (1) fully executed original of this Agreement to Petro Grande at its offices in Dallas, Texas offices at which time this Agreement shall become effective and binding upon the Parties hereto.  Facsimile signatures or electronic to this Agreement shall be deemed to have the same binding effect as original signatures.

Signature page to follow.

8

IN WITNESS WHEREOF, this Agreement is executed as of the Effective Date.

PETRO GRANDE Petro Grande, LLC Abram Janz, Manager	ADDRESS AND CONTACT INFORMATION Petro Grande, LLC Attn: Mr. Abram Janz, Manager 13465 Midway Rd, Ste. 114, LB 10 Dallas, Texas 75244 Facsimile: (972) 404-9997
BLUGRASS BluGrass Energy, Inc. By: Name: Its:	ADDRESS AND CONTACT INFORMATION BluGrass Energy, Inc. Attn: Mr. John Kenny Berscht, President 7609 Ralston Road Arvada, Colorado 8002 Facsimile:

9

EXHIBIT A

Subject Lease and Subject Lands

SOTO LEASE DESCRIPTION
(see attached)

Block CS-S-A

Designate CSL 1-3 or refer to designations on plat attached as Exhibit A-1

Block CS-S-B

Designate CSL 4-6 or refer to designations on plat attached as Exhibit A-1.

10

EXHIBIT B

Estimated AFE Costs

(see attached)

11

EXHIBIT C

Joint Operating Agreement

(see attached)

12

EXHIBIT D

To induce Petro Grande to enter into the Agreement, BluGrass represents and warrants as follows:

1. BluGrass understands the offering and sale of the Interests is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), as well as under any state securities laws, rules or regulations, and, in accordance therewith and in furtherance thereof, BluGrass represents and warrants to and agrees with Petro Grande as follows:

a. BluGrass has received the Executive Summary (the “Summary”), has carefully reviewed it and understands the information contained therein and information otherwise provided to BluGrass in writing by Petro Grande relating to this investment and has had the opportunity to show to, and discuss with, BluGrass’ attorney, accountant and financial advisor, all such information;

b. BluGrass understands that all other documents, records and books pertaining to this investment have been made available for inspection by BluGrass and BluGrass’ attorney, accountant and financial advisor;

c. BluGrass and/or BluGrass’ advisor(s) have had a reasonable opportunity to ask questions of and receive information and answers from a person or persons acting on behalf of Petro Grande concerning the offering of the Interests and, as the undersigned may deem necessary, to verify the information contained in the Summary; and all such questions have been answered and all such information has been provided to the full satisfaction of the BluGrass;

d. No oral or written representations have been made or oral or written information furnished to BluGrass or BluGrass’ advisor(s) in connection with the offering of the Interests that were in any way inconsistent with or in addition to the information stated in the Summary;

e. BluGrass is not purchasing the Interests as a result of or subsequent to any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio, or presented at any seminar or meeting, or any solicitation of a subscription by a person not previously known to BluGrass in connection with investments in securities generally;

f. BluGrass is able to bear the substantial economic risks of an investment in the Interests for an indefinite period of time, has no need for liquidity in such investment and could afford a complete loss of such investment;

g. BluGrass has such knowledge and experience in financial, tax and business matters so as to enable BluGrass to utilize the information made available to BluGrass in connection with the offering of the Interests in order to evaluate the merits and risks of an investment in the Interests and to make an informed investment decision with respect thereto and, therefore, BluGrass is not relying upon the advice of a BluGrass representative in making a final investment decision to purchase the Interests;

h. BluGrass is not relying on Petro Grande or the references to any legal opinion in the Summary with respect to the tax and other economic considerations of the undersigned relating to this investment.  In regard to such considerations, the BluGrass has relied on the advice of, or has consulted with, only BluGrass’ own professional advisors who are unaffiliated with and who are not directly or indirectly compensated by Petro Grande;

i. BluGrass is acquiring the Interests solely for BluGrass’ own account as principal, for investment purposes only and not with a view to the resale or distribution thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in such Interests; and

j. BluGrass will not sell or otherwise transfer the Interests without registration under the Securities Act or an exemption therefrom, and fully understands and agrees: that BluGrass must bear the economic risk of his purchase for an indefinite period of time because, among other reasons, the Interests have not been registered under the Securities Act or under the securities laws of certain states; that the Interests are subject to additional restrictions on transfer; and that Petro Grande is not under any obligation to register the Interests on BluGrass’ behalf or to assist BluGrass in complying with any exemption from registration.

13

2. BluGrass understands the material contained in the Summary.  BluGrass realizes that (a) the purchase of the Interests is a speculative investment involving a high degree of risk; (b) the economic benefits that may be derived therefrom are uncertain; and (c) the total amount of the BluGrass’ investment could be lost.

3. If BluGrass is a corporation, partnership, trust or other entity, it is authorized and qualified to purchase the BluGrass, and the person signing the Agreement on behalf of such entity has been duly authorized by such entity to do so.

4. If BluGrass is purchasing the Interests subscribed for hereby in a representative or fiduciary capacity, the representations and warranties contained herein (and in any other written statement or document delivered to Petro Grande in connection herewith) shall be deemed to have been made on behalf of the person or persons for whom such Interests are being purchased.

5. All information BluGrass has heretofore furnished and furnishes herewith to Petro Grande and any other information with respect to his financial position and business experience is correct and complete as of the date of this Agreement.

6. The foregoing representations, warranties and agreements, together with all other representations and warranties made or given by BluGrass to Petro Grande in any other written statement or document delivered in connection with the transactions contemplated hereby, is true and correct in all respects on and as of the date hereof and shall survive such date.

7. BluGrass acknowledges and understands that neither the United States Securities and Exchange Commission (the “SEC”) nor any securities administrator of any state has made any finding or determination relating to the fairness of an investment in the Interests and that neither the SEC nor any securities administrator of any state has or will recommend or endorse any offering of securities.

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
___________________

FORM 10-KT/A

[_]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Or

[X]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the transition period from June 30, 2010 to December 31, 2010

Commission file number: 000-54035

BLUGRASS ENERGY INC.

(Exact name of registrant as specified in its charter)

Nevada	20-4952339
State or other jurisdiction of	I.R.S. Employer
incorporation or organization	Identification No.

13465 Midway Road, Suite 322, LB 10, Dallas, TX 75244
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (972) 404-9995

Securities registered pursuant to Section 12(b) of the Act:

Title of each class registered	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

1

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [_]  No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  [_]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such  shorter  period that the  registrant  was required  to file such  reports),  and  (2) has  been  subject  to such  filing requirements for the past 90 days.
Yes [X]  No [_]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of  registrant's  knowledge,  in definitive proxy or information statements  incorporated  by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and “smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One).

Large accelerated filer [_]	Accelerated filer [_]

Non-accelerated filer [_]	Smaller reporting company [X]
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [_]  No [X]

Aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of December 31, 2010:  $1,471,760.

As of December 31, 2010, the registrant had 69,058,666 shares of common stock issued and outstanding.

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BLUGRASS ENERGY INC.

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FORWARD-LOOKING STATEMENTS

Our disclosure and analysis in this Form 10-KT may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are subject to risks and uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “projects,” “predicts,” “potential” and similar expressions intended to identify forward-looking statements. All statements, other than statements of historical facts, included in this Form 10-KT that address activities, events or developments that we expect or anticipate will occur in the future, including such things as estimated future net revenues from oil and gas reserves and the present value thereof, future capital expenditures (including the amount and nature thereof), business strategy and measures to implement strategy, competitive strength, goals, expansion and growth of our business and operations, plans, references to future success, reference to intentions as to future matters, and other such matters are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control.

Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Form 10-KT are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and elsewhere in this Form 10-KT. All forward-looking statements speak only as of the date of this Form 10-KT. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

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PART I

References in this Transition Report on Form 10-KT to “we,” “us,” “Blugrass” or “the Company” refer to Blugrass  Energy Inc., a Nevada corporation.

ITEM 1.  DESCRIPTION OF BUSINESS

General

Blugrass Energy Inc. “Blugrass” is a publicly held corporation quoted on the OTC under the symbol BLUG.PK. The Company was incorporated under the laws of the State of Nevada on May 19, 2006 as Coastal Media, Inc.  On September 11, 2008, the Company amended its Articles of Incorporation to change its name to Blugrass Energy Inc.

Business Strategy

We had no operations prior to and we had no revenues during the six months ended December 31, 2010.  We have minimal capital and minimal cash. We are illiquid and need cash infusions from investors or shareholders to provide capital, or loans from any sources.

We are an oil and gas exploration and development company focused on creating a portfolio of North American assets that exhibit consistent, predictable, and long-lived production capabilities. We plan to build value for its shareholders through the acquisition and development of gas and oil assets that contain proven reserves in domestic areas where reserves can be economically produced at a low risk to us relying on joint venture partners to supply most of the funds needed to explore or develop these properties.

Our main emphasis will be to acquire production or revenue generating opportunities either by lease purchase or farm-out, when available, with third parties and industry partners.

Decisions regarding future participation in exploration wells or geophysical studies or other activities will be made on a case-by-case basis.  We may, in any particular case, decide to participate or decline participation.  If participating, we may pay our proportionate share of costs to maintain our proportionate interest through cash flow or debt or equity financing.  If participation is declined, we may elect to non-consent, sell or otherwise negotiate a method of cost sharing in order to maintain some continuing interest in the prospect.

We will need substantial additional capital to support our proposed future energy operations.  We have no revenues.  We have no committed source for any funds as of date here.  No representation is made that any funds will be available when needed.  In the event funds cannot be raised when needed, we may not be able to carry out our business plan, may never achieve sales or royalty income, and could fail in business as a result of these uncertainties.

Industry Operating Environment

The oil and gas industry is affected by many factors that we generally cannot control.  Government regulations, particularly in the areas of taxation, energy, climate change and the environment, can have a significant impact on operations and profitability.  For several years preceding the 2008 worldwide economic decline, the oil and gas industry had been characterized by volatile but upward trending oil, NGL, and gas natural gas commodity prices.  However, since mid-year 2008, we have experienced declines in commodity prices, especially with regard to gas prices.  Natural gas prices are generally determined by North American supply and demand and are also affected by imports of liquefied natural gas.  In addition, weather has a significant impact on demand for natural gas since natural gas is a primary heating source.

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Plans for 2011

During calendar 2011, Blugrass plans to drill an Ellenburger formation natural gas well and a Strawn formation natural gas well, each on the Company’s Childress Soto acreage in Crockett County, Texas. Also during 2011, and in concert with Petro Grande, LLC, an affiliate of the Company, we plan to drill a Strawn formation well on acreage held by Petro Grande, LLC. All of the Company’s acreage, and all of Petro Grande, LLC’s acreage, has complete 3D seismic surveys, with processing of the resultant seismic data, all of which reduces some of the risk in locating targeted formations. The 3D seismic has been analyzed and evaluated using inversion, relief, and instantaneous frequency interpretations.

In addition to its drilling plans, Blugrass is reviewing favorable producing oil and gas acquisitions.

Headquarters

As of February 23, 2011, Blugrass leases approximately 1370 square feet in an office building at 13465 Midway Road, Suite 322, LB 10, Dallas, Texas  75244 that serves as corporate headquarters.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and other documents with the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934. The public may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including the Company, that file electronically with the SEC. The public can obtain any document we file with the SEC at http://www.sec.gov. Information contained on or connected to our website is not incorporated by reference into this Form 10-K and should not be considered part of this report or any other filing that we make with the SEC.

Competition

There is substantial competition in developing and acquiring oil and gas properties, securing and retaining personnel, conducting drilling and field operations and marketing production. Competitors in exploration, development, acquisitions and production include the major oil companies as well as numerous independent oil and gas companies, individual proprietors and others. Although our sizable acreage position and core area concentration provide some competitive advantages, many competitors have financial and other resources substantially exceeding ours. Therefore, competitors may be able to pay more for desirable leases and evaluate, bid for and purchase a greater number of properties or prospects than our financial or personnel resources allow. Our ability to grow depends on our ability to attract and retain quality personnel and identify and acquire suitable producing properties and prospects for future drilling. See “Item 1A. Risk Factors.”

Marketing and Customers

Once we have production, we will market our natural gas and oil from the properties we operate for both our interest and that of the other working interest owners and royalty owners.  We plan to sell our natural gas pursuant to a variety of contractual arrangements, generally month-to-month and in longer term contracts that appear appropriate.  Sales will be based on the New York Mercantile Exchange (“NYMEX”) pricing, published regional index pricing or percentage of proceeds sales based on local indices.  Our natural gas will be sold to utilities, marketing companies and industrial users.  Proximity to local markets, availability of competitive fuels and overall supply and demand are factors affecting the prices for which our production will be sold.  Market volatility due to international political developments, overall energy supply and demand, fluctuating weather conditions, economic growth rates and other factors in the United States and wordwide have had, and will continue to have a significant effect on energy prices.

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We will incur gathering and transaction expenses to move our natural gas from the wellhead to purchaser specified delivery points.  These expenses vary base on volume, distance shipped and the fees charged by third-party transporters.  Transportation capacity on these gathering systems and pipelines is occasionally constrained.  For additional information, see “Risk Factors – Our business depends on oil and gas transportation facilities, many of which are owned by others,” in Item 1A of this report.

Regulation

Regulation of Gas and Oil Production

Oil and natural gas operations such as ours are subject to various types of legislation, regulation and other legal requirements enacted by governmental authorities. This legislation and regulation affecting the oil and natural gas industry is under constant review for amendment or expansion. Some of these requirements carry substantial penalties for failure to comply. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability.

We own oil and gas leasehold interests in West Texas. The State of Texas regulates the production and sale of oil and natural gas, including requirements for obtaining drilling permits, the method of developing new fields and the spacing and operation of wells. In addition, regulations governing conservation matters aimed at preventing the waste of oil and natural gas resources could affect the rate of production and may include maximum daily production allowable for wells on a market demand or conservation basis.

Environmental Regulation

Oil and natural gas exploration, development and production operations are subject to stringent laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. Numerous governmental agencies, such as the U.S. Environmental Protection Agency, or EPA, issue regulations which often require difficult and costly compliance measures that carry substantial administrative, civil and criminal penalties and may result in injunctive obligations for failure to comply. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentrations of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit construction or drilling activities on certain lands lying within wilderness, wetlands, ecologically sensitive and other protected areas, require action to prevent or remediate pollution from current or former operations, such as plugging abandoned wells or closing pits, and impose substantial liabilities for pollution resulting from operations or relate to owned or operated facilities. The strict liability nature of such laws and regulations could impose liability upon us regardless of fault. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly pollution control or waste handling, storage, transport, disposal or cleanup requirements could materially adversely affect our operations and financial position, as well as the oil and natural gas industry in general. Our management believes that we are in substantial compliance with applicable environmental laws and regulations and we have not experienced any material adverse effect from compliance with these environmental requirements.

Waste Handling

The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes and regulations promulgated thereunder, affect oil and natural gas exploration, development and production activities by imposing requirements regarding the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With federal approval, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Although most wastes associated with the exploration, development and production of crude oil and natural gas are exempt from regulation as hazardous wastes under RCRA, such wastes may constitute “solid wastes” that are subject to the less stringent requirements of non-hazardous waste provisions. However, there can be no assurance that the EPA or the state or local governments will not adopt more stringent requirements for the handling of non-hazardous wastes or categorize some non-hazardous wastes as hazardous for future regulation. Indeed, legislation has been proposed from time to time to re-categorize certain oil and natural gas exploration, development and production wastes as “hazardous wastes.”
Administrative, civil and criminal penalties can be imposed for failure to comply with waste handling requirements. We believe that we are in substantial compliance with applicable requirements related to waste handling, and that we hold all necessary and up-to-date permits, registrations and other authorizations to the extent that our operations require them under such laws and regulations. Although we do not believe that the current costs of managing our wastes as they are presently classified to be significant, any legislative or regulatory reclassification of oil and natural gas exploration and production wastes could increase our costs to manage and dispose of such wastes.

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Comprehensive Environmental Response, Compensation and Liability Act

The Comprehensive Environmental Response, Compensation and Liability Act, also known as CERCLA or the “Superfund” law, generally imposes joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include the current owner or operator of a contaminated facility, a former owner or operator of the facility at the time of contamination and those persons that disposed or arranged for the disposal of the hazardous substance. Under CERCLA and comparable state statutes, such persons may be subject to strict joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the environment. In the course of our operations, we anticipate the use of materials that, if released, would be subject to CERCLA and comparable state statutes. Therefore, governmental agencies or third parties may seek to hold us responsible under CERCLA and comparable state statutes for all or part of the costs to clean up sites at which such “hazardous substances” have been released.

Water Discharges

The Federal Water Pollution Control Act of 1972, as amended, also known as the Clean Water Act, the Oil Pollution Act and analogous state laws and regulations promulgated hereunder impose restrictions and strict controls regarding the discharge of pollutants, including produced waters and other gas and oil wastes, into state waters or waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or the state. These laws and regulations also prohibit certain activity in wetlands unless authorized by a permit issued by the U.S. Army Corps of Engineers. The EPA has also adopted regulations requiring certain oil and natural gas exploration and production facilities to obtain permits for storm water discharges. Costs may be associated with the treatment of wastewater or developing and implementing storm water pollution prevention plans. We believe that we have obtained or applied for and are in substantial compliance with all permits required under the Clean Water Act. Sanctions for failure to comply with Clean Water Act requirements include administrative, civil and criminal penalties, as well as injunctive obligations.

Air Emissions

The federal Clean Air Act, and comparable state laws and regulations, regulate emissions of various air pollutants through the issuance of permits and the imposition of other requirements. The EPA has developed, and continues to develop, stringent regulations governing emissions of air pollutants at specified sources. Some of our new facilities will be required to obtain permits before work can begin, permits may be required for our facilities’ operations, and existing facilities may be required to incur capital costs to remain in compliance. These laws and regulations may increase the costs of compliance for some facilities and federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the federal Clean Air Act and associated state laws and regulations. We believe that we are in substantial compliance with all applicable air emissions regulations and that we hold all necessary and valid construction and operating permits for our operations. Obtaining or renewing permits has the potential to delay the development of oil and natural gas projects.  Air emissions may also soon be affected by rapidly emerging regulation of “green house gases,” such as carbon dioxide and methane, which are emitted in the course of oil and natural gas exploration and production.

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Intellectual Property and Other Proprietary Rights

We believe that our success depends in part on our ability to protect our proprietary rights. We rely on a combination of trade secret laws and confidentiality agreements and processes to protect our proprietary rights.

We generally require our employees, customers, and potential distribution participants to enter into confidentiality and non-disclosure agreements, often with non-circumvention provisions, before we disclose any confidential aspect of our technology, services, or business. In addition, our employees are required to assign to us any proprietary information, inventions, or other technology created during the term of their employment with us. However, these precautions may not be sufficient to protect us from misappropriation or infringement of our intellectual property.

Employees

As of December 31, 2010, there were no full-time employees of the Company.  As of February 23, 2011, the Company had two full-time employees.

ITEM 1A. RISK FACTORS

We are subject to various risks and uncertainties in the course of our business. The following summarizes some, but not all, of the risks and uncertainties which may adversely affect our business, financial condition or results of operations. Our business could also be impacted by additional risks and uncertainties not currently known to us or that we currently deem to be immaterial. Any of these risks could harm our business. The trading price of our common stock could decline significantly due to any of these risks, and investors may lose all or part of their investment. In assessing these risks, investors should also refer to the other information contained or incorporated by reference in this transition report on Form 10-K, including our consolidated financial statements and related notes.

Risks Related to Our Business

Volatility of oil and gas prices significantly affects our cash flow and capital resources and could hamper our ability to produce oil and gas economically

Oil and gas prices are volatile, and a decline in prices adversely affects our profitability and financial condition. The oil and gas industry is typically cyclical, and prices for oil and gas have been volatile. Historically, the industry has experienced downturns characterized by oversupply and/or weak demand. Long-term supply and demand for oil and gas is uncertain and subject to a myriad of factors such as:

•	the domestic and foreign supply of oil and gas;

•	the price and availability of alternative fuels;

•	weather conditions;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the level of consumer demand;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the price of foreign imports;

•	worldwide economic conditions;

•	the availability, proximity and capacity of transportation facilities and processing facilities;

•	the effect of worldwide energy conservation efforts;

•	risks associated with operating drilling rigs;

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•	technical advances affecting energy consumption;

•	political conditions in oil and gas producing regions; and

•	domestic and foreign governmental regulations and taxes.

If oil and gas prices decrease or drilling efforts are unsuccessful, we may be required to record write downs of oil and gas properties

Write-downs may occur when oil and gas prices are low, or if we have downward adjustments to our estimated proved reserves, increases in our estimates of operating or development costs, deterioration in our drilling results or mechanical problems with wells where the cost to redrill or repair is not supported by the economics.
Accounting rules require that the carrying value of oil and gas properties be periodically reviewed for possible impairment. Impairment is recognized when the book value of a proven property is greater than the expected undiscounted future net cash flows from that property, and impairment is recognized on acreage when conditions indicate the carrying value is not recoverable. We may be required to write down the carrying value of a property based on oil and gas prices at the time of the impairment review, or as a result of continuing evaluation of drilling results, production data, economics and other factors. While an impairment charge reflects our long-term ability to recover an investment, it does not impact cash or cash flow from operating activities, but it does reduce our reported earnings and increases our leverage ratios.

Development and exploratory drilling and production activities are subject to many risks, including the risk that no commercially productive reservoirs will be discovered.  There can be no assurance that any unproved property acquired by us or undeveloped acreage leased by us will be profitably developed, that new wells drilled by us in prospects that we pursue will be productive, or that we will recover all or any portion of our investment in such unproved property or wells.

Our future success depends on our ability to find and produce reserves

Because the rate of production from oil and gas properties generally declines as reserves are depleted, our future success depends upon our ability to economically find or acquire and produce oil and gas reserves. Except to the extent that we acquire additional properties containing proved reserves, conduct successful exploration and development activities or, through engineering studies, identify additional behind-pipe zones or secondary recovery reserves, our proved reserves will decline as reserves are produced. Future oil and gas production, therefore, is highly dependent upon our level of success in acquiring or finding additional reserves that are economically recoverable. We cannot assure you that we will be able to find or acquire and develop additional reserves at an acceptable cost.

We have a minimal operating history, so investors have no way to gauge our long-term performance

We were formed in May 2006, and only recently adopted a business plan in the energy industry.  As evidenced by the financial reports, we have had no revenue. We must be regarded as a new or development-stage venture with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject.

Our indebtedness could limit our ability to successfully operate our business

We are leveraged and our exploration and development program will require substantial capital resources depending on the level of drilling and the expected cost of services. Our existing plans will also require ongoing capital expenditures. In addition, if we decide to pursue additional acquisitions, our capital expenditures will increase, both to complete such acquisitions and to explore and develop any newly acquired properties.

The degree to which we are leveraged could have other important consequences, including the following:

•	we may be more highly leveraged than some of our competitors, which could place us at a competitive disadvantage;

•	our degree of leverage may make us more vulnerable to a downturn in our business or the general economy;

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•	our debt level could limit our flexibility to grow the business and in planning for, or reacting to, changes in our business and the industry in which we operate; and

•	we may have difficulties borrowing money in the future.

Despite our current levels of indebtedness, we still may be able to incur substantially more debt. This could further increase the risks described above. In addition to those risks above, we may not be able to obtain funding on acceptable terms because of the deterioration of the credit and capital markets. This may hinder or prevent us from meeting our future capital needs. In particular, the cost of raising money in the debt and equity capital markets has increased substantially while the availability of funds from those markets generally has diminished significantly.

Our business is subject to operating hazards that could result in substantial losses or liabilities that may not be fully covered under our insurance policies

Oil and gas operations are subject to many risks, including well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic natural gas and other environmental hazards and risks. If any of these hazards occur, we could sustain substantial losses as a result of:

•	injury or loss of life;

•	severe damage to or destruction of property, natural resources and equipment;

•	pollution or other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties; or

•	suspension of operations.

We maintain insurance against some, but not all, of these potential risks and losses. We may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the risks presented.   We do not maintain any business interruption insurance. In addition, pollution and environmental risks generally are not fully insurable. If a significant accident or other event occurs that is not fully covered by insurance, it could have a material adverse affect on our financial condition and results of operations.

Information concerning reserves and future net cash flow estimates is uncertain

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and their values, including many factors beyond our control. Estimates of proved reserves are by their nature uncertain.  Actual production, revenues and costs to develop will likely vary from estimates and these variances could be material.

Reserve estimation is a subjective process that involves estimating volumes to be recovered from underground accumulations of oil and gas that cannot be directly measured. As a result, different petroleum engineers, each using industry-accepted geologic and engineering practices and scientific methods, may calculate different estimates of reserves and future net cash flows based on the same available data. Because of the subjective nature of oil and gas reserve estimates, each of the following items may differ materially from the amounts or other factors estimated:

•	the amount and timing of oil and gas production;

•	the revenues and costs associated with that production; and

•	the amount and timing of future development expenditures.

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For discounted future net cash flows, proved reserves included should not be considered as the market value of the reserves attributable to our properties.  As required by generally accepted accounting principles, the estimated discounted future net revenues from proved reserves are based on a twelve month average price (beginning of month) while cost estimates are as of the end of the year. Actual future prices and costs may be materially higher or lower. In addition, the 10 percent discount factor that is required to be used to calculate discounted future net revenues for reporting purposes under generally accepted accounting principles is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with our business and the oil and gas industry in general.

We are subject to financing and interest rate exposure risks

Our business and operating results can be harmed by factors such as the availability, terms of and cost of capital and increases in interest rates. These changes could cause our cost of doing business to increase, limit our ability to pursue acquisition opportunities, reduce cash flow used for drilling and place us at a competitive disadvantage. Recent and continuing disruptions and volatility in the global finance markets may lead to a contraction in credit availability, impacting our ability to finance our operations. We require continued access to capital, and accordingly, a significant reduction in cash flows from operations or the availability of credit could materially and adversely affect our ability to achieve our planned growth and operating results.

Difficult conditions in the global capital markets and the economy generally may materially adversely affect our business and results of operations

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The debt and equity capital markets have been exceedingly distressed. These issues will likely continue to make it difficult to obtain financing. In addition, as a result of concerns about the stability of financial markets generally, the cost of accessing the credit markets generally has increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards and limited the amount of funding available to borrowers.

As a result, we may be unable to obtain adequate funding, we may be unable to implement our business plans or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our results of operations.

Many of our current and potential competitors have greater resources than we have and we may not be able to successfully compete in acquiring, exploring and developing new properties

We face competition in every aspect of our business, including, but not limited to, acquiring reserves and leases, obtaining goods, services and employees needed to operate and manage our business and marketing oil and gas. Competitors include multinational oil companies, independent production companies and individual producers and operators. Many of our competitors have greater financial and other resources than we do. As a result, these competitors may be able to address these competitive factors more effectively than we can or weather industry downturns more easily than we can.

Shortage of rigs, equipment, supplies or personnel may restrict our operations

The oil and natural gas industry is cyclical, which can result in a shortage of drilling rigs, equipment, supplies and personnel. As a result, the costs and delivery times of rigs, equipment and supplies increase and demand for, and wage rates of qualified drilling rig crews also rise with increases in the number of active rigs in service. In accordance with customary industry practice, we rely on independent third party service providers to provide most of the services necessary to drill new wells. Shortages of drilling rigs, equipment, supplies, personnel, trucking services, tubulars, hydraulic fracturing and completion services and production equipment could delay or restrict our exploration and development operations, which in turn could impair our financial condition and results of operations.

The oil and gas industry is subject to extensive regulation

The oil and gas industry is subject to various types of regulations in the United States by local, state and federal agencies. Legislation affecting the industry is under constant review for amendment or expansion, frequently increasing our regulatory burden. Numerous departments and agencies, both state and federal, are authorized by statute to issue rules and regulations binding on participants in the oil and gas industry. Compliance with such rules and regulations often increases our cost of doing business, delays our operations and, in turn, decreases our profitability.

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Our operations are subject to numerous and increasingly strict federal, state and local laws, regulations and enforcement policies relating to the environment. We may incur significant costs and liabilities in complying with existing or future environmental laws, regulations and enforcement policies and may incur costs arising out of property damage or injuries to employees and other persons. These costs may result from our current and former operations and even may be caused by previous owners of property we own or lease. Any past, present or future failure by us to completely comply with environmental laws, regulations and enforcement policies could cause us to incur substantial fines, sanctions or liabilities from cleanup costs or other damages. Those costs or damages could reduce or eliminate funds available for exploration, development or acquisitions or cause us to incur losses.
Climate change is receiving increasing attention from scientists and legislators alike. The debate is ongoing as to the extent to which our climate is changing, the potential causes of this change and its potential impacts. Some attribute global warming to increased levels of greenhouse gases, including carbon dioxide, which has led to significant legislative and regulatory efforts to limit greenhouse gas emissions.

There are a number of legislative and regulatory proposals to address greenhouse gas emissions, which are in various phase of discussion or implementation. The outcome of federal and state actions to address global climate change could result in a variety of regulatory programs including potential new regulations, additional charges to fund energy efficiency activities, or other regulatory actions. These actions could:

•	result in increased costs associated with our operations;

•	increase other costs to our business

•	affect the demand for natural gas, and

•	impact the prices we charge our customers

Any adoption of new laws or regulations by federal or state governments mandating a substantial reduction in greenhouse gas emissions could have far-reaching and significant impacts on the energy industry and the U.S. economy. We cannot predict the potential impact of such laws or regulations on our future consolidated financial condition, results of operations or cash flows.

Certain federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation

Among the changes contained in President Obama’s budget proposal for fiscal year 2011, is the elimination of certain U.S. federal income tax provisions currently available to oil and gas exploration and production companies. Proposed changes include (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear, however, whether any such changes will be enacted or how soon such changes could be effective.

The passage of any legislation as a result of the budget proposal or any other similar change in U.S. federal income tax law could eliminate certain tax deductions that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect our financial condition and results of operation.

Acquisitions are subject to the risks and uncertainties of evaluating reserves and potential liabilities and may be disruptive and difficult to integrate into our business

We could be subject to significant liabilities related to acquisitions. It generally is not feasible to review in detail every individual property included in an acquisition. Ordinarily, a review is focused on higher valued properties. However, even a detailed review of all properties and records may not reveal existing or potential problems in all of the properties, nor will it permit us to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities.

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In addition, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our ability to successfully complete any acquisition is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our acquisition strategy may be hindered if we are unable to obtain financing on terms acceptable to us or regulatory approvals.

Acquisitions often pose integration risks and difficulties. The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Acquisitions could result in our incurring additional debt, contingent liabilities, expenses and diversion of resources, all of which could have a material adverse effect on our financial condition and operating results.

Our success depends on key members of our management and our ability to attract and retain experienced technical and other professional personnel

Our success is highly dependent on our management and outsourced personnel. The loss of one or more of these individuals could have a material adverse effect on our business. Furthermore, competition for experienced technical and other professional personnel can be intense. If we cannot retain our business partner personnel or attract additional outsourced experienced personnel, our ability to compete could be adversely affected. Also, the loss of experienced personnel could lead to a loss of technical expertise.

Drilling is a high-risk activity

The cost of drilling, completing, and operating a well is often uncertain, and many factors can adversely affect the economics of a well. Our efforts will be uneconomical if we drill dry holes or wells that are productive but do not produce enough oil and gas to be commercially viable after drilling, operating and other costs. Furthermore, our drilling and producing operations may be curtailed, delayed, or canceled as a result of other factors, including:

•	high costs, shortages or delivery delays of drilling rigs, equipment, labor, or other services

•	unexpected operational events and drilling conditions

•	reductions in oil and gas prices

•	limitations in the market for oil and gas

•	adverse weather conditions;

•	facility or equipment malfunctions;

•	equipment failures or accidents;

•	title problems;

•	pipe or cement failures;

•	casing collapses;

•	compliance with environmental and other governmental requirements;

•	environmental hazards, such as natural gas leaks, oil spills, pipelines ruptures, and discharges of toxic gases;

•	lost or damaged oilfield drilling and service tools;

•	pressure or irregularities in formations;

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•	fires;

•	natural disasters;

•	surface craterings and explosions; and

•	uncontrollable flows of oil, natural gas or well fluid

If any of these factors were to occur with respect to a particular well, we could lose all or a part of our investment in the well, or we could fail to realize the expected benefits from the well, either of which could materially and adversely affect our revenue and profitability.

New technologies may cause our current exploration and drilling methods to become obsolete

The oil and gas industry is subject to rapid and significant advancements in technology, including the introduction of new products and services using new technologies. As competitors use or develop new technologies, we may be placed at a competitive disadvantage, and competitive pressures may force us to implement new technologies at a substantial cost. In addition, our competitors have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. One or more of the technologies that we currently use or that we may implement in the future may become obsolete. We cannot be certain that we will be able to implement technologies on a timely basis or at a cost that is acceptable to us. If we are unable to maintain technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.

Legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays

Federal, State, and Local regulatory bodies are currently considering legislation to strengthen legislation to regulate safe drinking water to eliminate an existing exemption for hydraulic fracturing activities. Hydraulic fracturing involves the injection of water, sand and additives under pressure into rock formation to stimulate natural gas production. The use of hydraulic fracturing is necessary to produce commercial quantities of natural gas and oil from many reservoirs.  If adopted, this legislation could establish an additional level of regulation and permitting at the federal level. This additional regulation and permitting could lead to operational delays or increased operating costs and could result in additional burdens that could increase our costs of compliance and doing business as well as delay the development of gas resources which are not commercial without the use of hydraulic fracturing.

Our business depends on oil and gas transportation facilities, most of which are owned by others

The marketability of our oil and gas production depends in part on the availability, proximity and capacity of pipeline systems owned by third parties. The lack of available capacity on these systems and facilities could result in the shut-in of producing wells or the delay or discontinuance of development plans for properties. Federal and state regulation of oil and gas production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, damage to or destruction of pipelines and general economic conditions could adversely affect our ability to produce, gather and transport oil and gas. If any of these third party pipelines and other facilities become partially or fully unavailable to transport our product, or if the natural gas quality specifications for a natural gas pipeline or facility changes so as to restrict our ability to transport natural gas on those pipelines or facilities, our revenues could be adversely affected.

The disruption of third-party facilities due to maintenance and/or weather could negatively impact our ability to market and deliver our products. We have no control over when or if such facilities are restored or what prices will be charged. A shut-in of production could materially affect us due to a lack of cash flow.

Any failure to meet our debt obligations could harm our business, financial condition and results of operations

If our cash flow and capital resources are insufficient to fund our debt obligations, we may be forced to sell assets, seek additional equity or restructure our debt. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness could harm our ability to incur additional indebtedness on acceptable terms. Our cash flow and capital resources may be insufficient for payment of interest on and principal of our debt in the future and any such alternative measures may be unsuccessful or may not permit us to meet scheduled debt service obligations, which could cause us to default on our obligations and impair our liquidity.

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We exist in a litigious environment

Any constituent could bring suit regarding our existing or planned operations or allege a violation of an existing contract. Any such action could delay when planned operations can actually commence or could cause a halt to existing production until such alleged violations are resolved by the courts. Not only could we incur significant legal and support expenses in defending our rights, but halting existing production or delaying planned operations could impact our future operations and financial condition. Such legal disputes could also distract management and other personnel from their primary responsibilities.

Interruptions to our business could adversely affect our operations

As with any company, our operations are at risk of being interrupted by earthquake, fire, flood, and other natural and human-caused disasters, including disease and terrorist attacks. Our operations are also at risk of power loss, telecommunications failure, and other infrastructure and technology based problems.

A terrorist attack or armed conflict could harm our business

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Conflicts of Interest

The management teams for Blugrass and Petro Grande, LLC are the same.  Consequently, it is possible that a conflict of interest could arise between these two companies, for resources, as well as management time and attention.

Risks Related to Our Common Stock

Common stockholders will be diluted if additional shares are issued

If we issue additional shares of our common stock in the future, it may have a dilutive effect on our current outstanding stockholders.

The regulation of penny stocks by the SEC and FINRA may discourage the tradability of our securities

We are a "penny stock" company,  and are subject to an SEC rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors.  For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Effectively, this discourages broker-dealers from executing trades in penny stocks. Consequently, the rule will affect the ability of our stockholders sell their securities in any market that might develop therefore because it imposes additional regulatory burdens on penny stock transactions.

In addition, the SEC has adopted a number of rules to regulate "penny stocks." Because our securities constitute "penny stocks" within the meaning of the rules, the rules would apply to us and to our securities. The rules will further affect the ability of owners of shares to sell our securities in any market that might develop for them because these rules impose additional regulatory burdens on penny stock transactions.

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Shareholders should be aware that, according to Securities and Exchange Commission, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired consequent investor losses.

We do not currently pay dividends on our common stock and do not anticipate doing so in the future

We have paid no cash dividends on our common stock, and we may not pay cash dividends on our common stock in the future. We intend to retain any earnings to fund our operations. Therefore, we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our stock price may be volatile and you may not be able to resell shares of our common stock at or above the price you paid

The price of our common stock fluctuates significantly, which may result in losses for investors. We expect our stock to be subject to fluctuations as a result of a variety of factors, including factors beyond our control. These factors include:

•	changes in oil and gas prices;

•	variations in drilling, recompletions, acquisitions and operating results;

•	changes in governmental regulation;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of comparable companies;

•	additions or departures of key personnel;

•	future sales of our stock;

•	statement changes in opinions, ratings, or earnings estimates made;

•	disparity between our reported results and any projections;

•	technological innovations by us or our competitors;

•	ability to maintain profitable relationships with our customers;

•	ability to report financial information in a timely manner; or

•	the markets in which our stock is traded

We may fail to meet expectations of our stockholders or of securities analysts at some time in the future and our stock price could decline as a result.

The issuance of options or other derivative securities to acquire our common stock could result in dilution to other holders of our common stock.

Sales of additional shares of our common stock could have a negative effect on the market price of our common stock.

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Sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices and could impair our ability to raise capital through the sale of our equity securities. Most shares of common stock currently outstanding are eligible for sale in the public market, subject in certain cases to compliance with the requirements of Rule 144 under the securities laws. We also have the authority to issue additional shares of common stock. The issuance of such shares could dilute the voting power of the currently outstanding shares of our common stock and could dilute earnings per share.

Our common stock could be delisted, and, as a result, become more volatile and less liquid.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 2. PROPERTIES

Acreage

On October 12, 2009, Blugrass entered into an agreement with Robinhood, LLC (the “Robinhood Agreement”) to purchase oil and gas lease rights, title and interests on properties located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Robinhood Agreement, the Company purchased Robinhood, LLC’s 100% working interest in the Eddy County Properties, which consists of approximately 2,800 acres, as well as all existing equipment used to produce and sell crude oil and natural gas on the Eddy County Properties.  The initial purchase price under the Robinhood Agreement was $550,000, payable in installments between October 2009 and February 2010.  The Company made the first installment payment of $100,000 in October 2009, in conjunction with its execution of the Robinhood Agreement.  As a consequence of that first installment payment, the Company recorded its $550,000 investment in the Eddy County Properties as Exploration Property and simultaneously recognized the remaining obligation of $450,000 to Robinhood, LLC.

On October 12, 2009, Blugrass also entered into an agreement with Doral West Corp., a subsidiary of Doral Energy Corp. (“Doral”), to sell Doral 40% of Blugrass’ newly-acquired  interest in the Eddy County Properties for $10, plus other consideration (the “Doral Agreement”).   Under the Doral Agreement, the Company assigned Operatorship (as defined) for the Eddy County Properties to Doral.  The Doral Agreement also provided for establishment of a joint operating agreement, under which Doral would exempt Blugrass from paying monthly producing well overhead charges that would normally be payable.  Pursuant to the Doral Agreement, the Company was responsible for the first $200,000 of costs incurred in the initial start-up well repair jobs, well workovers, and facilities repairs on the Eddy County Properties.  In connection with this payment obligation, the Company deposited $100,000 with Doral in June 2010, and this amount was initially capitalized to Exploration Property on the Company’s balance sheet. After executing the Robinhood Agreement and the Doral Agreement, the Company and Doral commenced their initial activities on the Eddy County Properties, and upon further investigation, estimated that the costs associated with well repairs, workover of existing wells and necessary remediation on the Eddy County Properties would exceed $700,000, which was in excess of the amounts represented by Robinhood, LLC.  As a result, the Company engaged in discussions with Robinhood, LLC to adjust the purchase price under the Robinhood Agreement.  On March 4, 2010, the Robinhood Agreement was amended to adjust the $550,000 purchase price to $400,000 in cash plus 200,000 restricted shares of the Company’s common stock.  Thereafter, Doral continued its Operatorship activities and determined that the costs associated with repairing the existing wells and the necessary remediation on the Eddy County Properties would exceed $1,000,000.  The Company once again contacted Robinhood, LLC and discussed the need to adjust the purchase price, and the Robinhood Agreement was further amended on August 6, 2010 to provide for a purchase price of $100,000, which was the amount that had been paid by the Company to Robinhood, LLC as the first installment payment.

On August 6, 2010, the Company’s purchase of several oil and gas properties under the Robinhood Agreement closed.  The Robinhood Agreement was amended and the final closing purchase price was for $100,000, the amount of which had already been paid in connection with the execution of the Robinhood Agreement in October, 2009.  As of June 30, 2010, the Company realized an impairment for the $200,000 that had already been paid for these oil and gas properties due to the substantial doubt associated with realizing any future benefit from these oil and gas properties.

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On January 24, 2011, the Company sold its interest in the Eddy County Properties to Quad Energy, Inc.  The purchase price consideration was 5,000,000 shares of common stock at $0.10 a share.

Pursuant to a Purchase and Sale Agreement dated February 22, 2011 (the “Purchase Agreement”), by and between Petro Grande, LLC and the Company, the Company acquired an oil and gas lease covering 4,807 acres located in the Permian Basin in Crockett County, Texas.  Acquisition of the lease, representing an 87.5% working interest, includes full access to complete three-dimensional (3D) seismic imaging of the lands under lease.  Acquisition of the lease also includes an option to participate as a working interest partner in drilling programs sponsored on an additional 9,850 acres.  Located in close proximity to the Company’s lease, this acreage has also benefited from complete 3D seismic imaging underwritten by Petro Grande, LLC, which holds the additional acreage.  Closing of the transaction contemplated by the Purchase Agreement was completed as of February 23, 2011. The purchase price consideration received included a $3.5 million note payable to Petro Grande, LLC and 261,471,681 shares of the Company’s restricted common stock priced at $0.02 per share.

Title to Properties

We believe that we have satisfactory title to all of our properties in accordance with generally accepted industry standards. As is customary in the industry, in the case of undeveloped properties, often minimal investigation of record title is made at the time of lease acquisition. Investigations are made before the consummation of an acquisition of producing properties and before commencement of drilling operations on undeveloped properties. Individual properties may be subject to burdens that we believe do not materially interfere with the use or affect the value of the properties. Burdens on properties may include:

•	customary royalty interests;
•	liens incident to operating agreements and for current taxes;
•	obligations or duties under applicable laws;
•	development obligations under oil and gas leases; or
•	net profit interests.

ITEM 3. LEGAL PROCEEDINGS

None

ITEM 4. [Reserved]

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PART II

ITEM 5. MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The Company’s common stock is presently traded on the over-the-counter market on the OTC Bulletin Board maintained by the Financial Industry Regulatory Authority ("FINRA"). The OTCBB symbol for the Company’s common stock is BLUG.PK. The following table sets forth the range of high and low bid quotations for the Company’s common stock of each full quarterly period during the two most recent fiscal years and any subsequent interim period for which financial statements are included. The quotations were obtained from information published by FINRA and reflect interdealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Quarter Ended	HIGH	LOW
December 31, 2010	$0.07	$0.02
September 30, 2010	$0.12	$0.05
June 30, 2010	$0.45	$0.11
March 31, 2010	$0.53	$0.15
December 31, 2009	$0.23	$0.03
September 30, 2009	$0.45	$0.04
June 30, 2009	$0.93	$0.86
March 31, 2009	$0.74	$0.74

Holders

On December 31, 2010, there were over 5,000 holders of record of our common stock.

Dividend Policy

Holders of the Company’s common stock are entitled to receive such dividends as may be declared by the Company’s Board of Directors.  The Company has not declared or paid any dividends on the Company’s common stock and it does not plan on declaring any dividends in the near future.  The Company currently intends to use all available funds to finance the operation and expansion of its business.

Recent Sales of Unregistered Securities

Blugrass made the following unregistered sales of its securities from July 1, 2010 through December 31, 2010:

DATE OF SALE	TITLE OF SECURITIES CLASS	NO. OF SHARES	CONSIDERATION
July 7, 2010	Common Stock	1,000,000	$50,000
August 9, 2010	Common Stock	4,200,000	$294,000
December 14, 2010	Common Stock	12,242,000	$612,086

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Exemption from Registration Claimed

All of the unregistered sales by Blugrass Energy of its securities were made in reliance upon Section 4(2) of the Securities Act of 1933.  The purchasers were existing shareholders, officers, and directors, known to the Company and its management, through pre-existing business relationships, as long standing business associates.  Each purchaser was provided access to all material information which it requested, and all information necessary to verify such information and was afforded access to Company management in connection with the purchases.  Each purchaser of the unregistered securities acquired such securities for investment and not with a view toward distribution, acknowledging such intent to the Company. All certificates representing such securities contained restrictive legends, prohibiting further transfer of the certificates representing such securities, without such securities either being first registered or otherwise exempt from registration in any further resale or disposition.

Issuer Purchases of Equity Securities

The Company did not repurchase any shares of its common stock during the six months ended December 31, 2010.

ITEM 6. SELECTED FINANCIAL DATA

Summary of Statements of Operations of Blugrass Energy, Inc.

Six Months Ended December 31, 2010

Sales	$	Nil
Gross Profit	$	Nil
Net Income (Loss)		$(625,344)
Net Income (Loss) Per Share, diluted	$	Nil

Summary of Balance Sheet of Blugrass Energy Inc. as at December 31, 2009

Working Capital	$(661,401)
Total Assets	$-
Stockholders’ Equity (Deficit)	$(661,401)

Six Months Ended December 31, 2009

Sales	$	Nil
Gross Profit	$	Nil
Net Income (Loss)		$(142,328)
Net Income (Loss) Per Share, diluted	$	Nil

Summary of Balance Sheet of Blugrass Energy Inc. as at December 31, 2009

Working Capital	$(1,339,926)
Total Assets	$558,512
Stockholders’ Equity (Deficit)	$(789,897)

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ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and related notes included in this report, as well as our other filings with the SEC. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and the cautionary note regarding “Forward-Looking Statements” appearing elsewhere in this Form 10-KT.

Overview of our Business

We are an independent oil and natural gas exploration and production company with undeveloped acreage in West Texas.  We had no revenues during the period July 1, 2010 and December 31, 2010.  We have minimal capital and minimal cash.  We are illiquid and need cash infusions from investors or shareholders or loans from any sources to provide capital.

During calendar 2011, Blugrass plans to drill a Strawn formation well and an Ellenburger formation well on its Childress Soto acreage in Crockett County, Texas.  All of the Company’s acreage has complete 3D seismic surveys, with processing of the resultant seismic data, all of which reduces some of the risk in locating targeted formations. The 3D seismic has been analyzed and evaluated using inversion, relief, and instantaneous frequency interpretations.  In additional, Blugrass intends to looks at its energy program this year and identify possible acquisition oil plays with existing production to diversify its exploration and production program and lower risk. Acquisition opportunities would most likely be shallow to medium depth oil properties.
We use the successful efforts method of accounting for our oil and gas activities.  As of February 23, 2011, our corporate headquarters is located in Dallas, Texas.

For a more detailed discussion on risks related to our business and industry, see Item 1A, Risk Factors.

Results of Operations

For the 10-KT period July 1, 2010 through December 31, 2010, we did not recognize any revenues from our business activities.  For the period July 1, 2010 through December 31, 2010, we incurred operating expenses of $449,656.  For the period July 1, 2010 through December 31, 2010, we incurred a net loss of $625,344.

General and Administrative

G&A expenses include employee-related costs, professional service fees, allocations of overhead expenses, litigation costs and corporate administrative costs, including finance and human resources. Total G&A expenses were approximately $409,880, and $64,859 for the six months ended December 31, 2010 and 2009, respectively, compared with approximately $254,201 and $35,648 for the fiscal years ended June 30, 2010 and 2009, respectively.

The significant increase in general and administrative expenses for the six-months ended December 31, 2010 was due to the issuance of 4,200,000 shares of common stock to certain officers and directors of the Company for services performed. The Company expensed $294,000 for professional services on August 9, 2010 related to the share issuance. The remaining expenses were related to accounting and legal fees, and compensation expense.

Liquidity

At December 31, 2010, there were no assets, as compared to approximately $558,500 as December 31, 2009.  At December 31, 2010 and 2009, we had total liabilities of $661,401 including $176,127 in accounts payables, and $653,644 including $52,918 in accounts payable, respectively. The assets at December 31, 2009 primarily consisted of exploration property of approximately $550,000.

As of December 31, 2010, there were no cash and cash equivalents compared to $8,482, $14,665 and $6,075 as of December 31, 2009, June 30, 2010 and June 30, 2009, respectively. We didn’t have any marketable securities as of December 31, 2010. Our working capital was $(661,401), $(1,339,926), $(1,056,541) and $(608,072) as of December 31, 2010 and 2009, June 30, 2010 and June 30, 2009, respectively.

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Capital Resources

We have only common stock as our capital resource.  We have no material commitments for capital expenditures within the next year; however, if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

Going Concern

The Company's financial statements for the six months ended December 31, 2010, have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company reported a net loss of $625,344 for the six months ended December 31, 2010, and an accumulated deficit during the development stage of $2,588,524 as of December 31, 2010. At December 31, 2010, the Company had a working capital deficit of $661,401 and the Company had no revenues from its activities during the six months ended December 31, 2010.

The Company’s financial statements as of December 31, 2010, have been prepared on the assumption that the Company will continue as a going concern.  Our independent accountants have issued a report stating that our lack of revenue, significant losses accumulated during the development stage, and our net capital deficiency raise substantial doubt as to our ability to continue as a going concern.  There can be no assurance that we will be able to continue as a going concern.

The Company's ability to continue as a going concern may be dependent on the success of management's plan discussed below.  The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

 Critical Accounting Policies

We have identified certain of these policies as being of particular importance to the portrayal of our financial position and results of operations and which require the application of significant judgment by our management.  We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our financial statements.

Accounting Estimates

Some accounting policies involve judgments and uncertainties to such an extent there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. We evaluate our estimates and assumptions on a regular basis. We base our estimates on historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Certain accounting estimates are considered to be critical if (a) the nature of the estimates and assumptions is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to changes; and (b) the impact of the estimates and assumptions on financial condition or operating performance is material.

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Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less and money market instruments to be cash equivalents.

Oil and Gas Properties and Method of Accounting

We follow the successful efforts method of accounting for oil and gas producing activities. Unsuccessful exploration drilling costs are expensed and can have a significant effect on reported operating results. Successful exploration drilling costs and all development costs are capitalized and systematically charged to expense using the units of production method based on proved developed oil and gas reserves as estimated by our engineers and reviewed by independent engineers. Costs incurred for exploratory wells that find reserves that cannot yet be classified as proved are capitalized if (a) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (b) there is sufficient progress being made in assessing the reserves and the economic and operating viability of the project. Proven property leasehold costs are amortized to expense using the units of production method based on total proved reserves. Properties are assessed for impairment as circumstances warrant and impairments to value are charged to expense. The successful efforts method inherently relies upon the estimation of proved reserves, which includes proved developed and proved undeveloped volumes.

Proved reserves are defined by the SEC as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Although engineers are knowledgeable of and follow the guidelines for reserves established by the SEC, including the rule revisions designed to modernize the oil and gas company reserves reporting requirements, the estimation of reserves requires engineers to make a significant number of assumptions based on professional judgment. Reserve estimates are updated periodically and consider recent production levels and other technical information. Estimated reserves are often subject to future revisions, which could be substantial, based on the availability of additional information, including: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price and cost changes and other economic factors. Changes in oil and gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities.  It is difficult to predict what reserve revisions may be required in future periods.

Depletion rates are determined based on reserve quantity estimates and the capitalized costs of producing properties. As the estimated reserves are adjusted, the depletion expense for a property will change, assuming no change in production volumes or the capitalized costs. While total depletion expense for the life of a property is limited to the property’s total cost, proved reserve revisions result in a change in timing when depletion expense is recognized. Downward revisions of proved reserves result in an acceleration of depletion expense, while upward revisions tend to lower the rate of depletion expense recognition   Estimated reserves are used as the basis for calculating the expected future cash flows from a property, which are used to determine whether that property may be impaired. Reserves are also used to estimate the supplemental disclosure of the standardized measure of discounted future net cash flows relating to oil and gas producing activities and reserve quantities. Changes in the estimated reserves are considered a change in estimate for accounting purposes and are reflected on a prospective basis.

Revenue Recognition

Oil, gas and natural gas liquids revenues are recognized when the products are sold and delivery to the purchaser has occurred. We use the sales method to account for gas imbalances, recognizing revenue based on gas delivered rather than our working interest share of gas produced.

Earnings (loss) Per Share

Earnings (loss) per share require dual presentation of basic and diluted earnings or loss per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation. Basic EPS excludes dilution. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

24

Impairment of Long-Lived Assets

We assess the impairment of long-lived assets, such as property and equipment and definite-lived intangibles subject to amortization, annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or asset group to estimated future undiscounted net cash flows of the related asset or group of assets over their remaining lives. If the carrying amount of an asset exceeds its estimated future undiscounted cash flows, an impairment charge is recognized for the amount by which the carrying amount exceeds the estimated fair value of the asset. Impairment of long-lived assets is assessed at the lowest levels for which there are identifiable cash flows that are independent of other groups of assets. The impairment of long-lived assets requires judgments and estimates.  If circumstances change, such estimates could also change. Assets held for sale are reported at the lower of the carrying amount or fair value, less the estimated costs to sell.

Income Taxes

We estimate our current tax position together with our future tax consequences attributable to temporary differences resulting from differing treatment of items, such as deferred revenue, depreciation, and other reserves for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, prior year carryback, or future reversals of existing taxable temporary differences. To the extent we believe that recovery is not more likely than not, we establish a valuation allowance against these deferred tax assets. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets.

ITEM 7A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

None.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The response to this item is submitted as a separate section of this Form 10-KT beginning on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.  CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management is required to maintain a system of disclosure controls and procedures that are designed for the purposes of ensuring that information required to be disclosed in our SEC reports is recorded, processed, summarized, and reported within the time periods specified in the SEC rules and forms, and that such information is accumulated and communicated to our management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate to allow timely decisions regarding required disclosure.

On February 23, 2011, the Company acquired a significant oil and gas lease covering acreage located in Crockett County, Texas.  At closing, the Company issued shares of its common stock to Petro Grande, LLC, which comprised approximately 77% of the Company’s outstanding shares, plus a promissory note in the amount of $3.5 million.  On the closing date of this transaction (the “PG Transaction”), a change in control of the Company took place and senior management and directors resigned, with Petro Grande, LLC’s management assuming control of the Company.

25

As a result of the PG Transaction, the Company’s incoming management had to rely on any documentation and other support received from Company’s management in place as of December 31, 2010 to evaluate the effectiveness of the Company's disclosure controls and  procedures as defined in Exchange Act Rules 13a-14(c) as of December 31, 2010 (the "Evaluation Date").  In connection with the management transition resulting from the PG Transaction, the Company’s incoming management was not provided any documentation or support relating to the Company’s disclosure controls and procedures.  Therefore, the Company’s incoming management has determined that the Company’s disclosure controls and procedures on the Evaluation Date were ineffective in ensuring that material information relating to the Company would be made known to the Company’s incoming management by individuals comprising Company management in place as of December 31, 2010, particularly during the period in which this annual report on Form 10-KT was being prepared, and that  information required to be disclosed in our SEC reports is recorded,  processed, summarized, and reported within the time periods specified in the SEC's rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting should be designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(2)
provide reasonable assurance that transactions are recorded a necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(3)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has undertaken an assessment of the effectiveness of our internal control over financial reporting based on the framework and criteria established in the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).  Based upon this evaluation, and as a result in the recent change in management resulting from the PG Transaction, management concluded that our internal control over financial reporting was ineffective as of December 31, 2010.

For 2011, the Company’s management will ensure that internal controls over financial reporting are designed such that requirements under the COSO framework, which summarizes each of the components of a company’s internal control system, including (i) the control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring will be met.  Using the COSO framework, a Sarbanes-Oxley Act of 2002 (“SOX Act”) Section 404 evaluation will be performed to evaluate the disclosure controls and procedures over financial reporting and the results of the assessment will be used as the basis for reporting on the effectiveness of the internal controls and the required certifications pursuit to sections 302 and 906 of the SOX Act.

This annual report on Form 10-KT does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by our registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report on Form 10-KT.

26

Changes in Internal Control over Financial Reporting

Except as disclosed, there was no change in our internal control over financial reporting that occurred during the six months ended December 31, 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART III

ITEM  10. Directors, Executive Officers and Corporate Governance

The following table set forth certain information regarding our directors and executive officers, effective February 23, 2011.

	Age	Tenure	Position

Abram Janz	59	2011	Director, President & CEO
Laurence K. Maguire	67	2011	Director, Executive Vice President & CFO

Abram Janz was first elected director in 2011.  Mr Janz is President and CEO of Blugrass Energy Inc. Mr. Janz has been an Independent Consultant and Partner in numerous projects since 1985, mainly in the natural resource industry.  He is also President & CEO of Petro Grande, LLC, a privately owned company, and President and CEO of PG Operating, LLC, the operating company for Blugrass and Petro Grande.  He has acquired an in-depth knowledge of how small businesses develop and grow, as well as how the financing of small businesses is achieved.  This expertise has been developed through hands on involvement in a range of complex projects in international markets.  Mr. Janz has raising equity capital,  structured and developed natural resource exploration projects, engaged professional advisors and industry experts, and negotiated/contracted for seismic and processing services.  Mr. Janz has been actively involved in creating oil and gas and other resources opportunities with investors, including securing leases and working with operators to complete seismic, exploration and pipelines.  He has initiated projects in the US, Canada, and South America.

Laurence K Maguire was first elected director in 2011.  Mr. Maguire is Executive Vice President & CFO of Blugrass Energy Inc., and has approximately 30 years of oil and gas experience.  He is also the Senior Vice President & CFO of Petro Grande, LLC, a privately held company and Senior Vice President & CFO of PG Operating, LLC, the operating company for Blugrass and Petro Grande.  He was employed with Delhi Gas Pipeline Corp, Texas Oil and Gas Corp, and Getty Oil Company.  His work experience includes positions of CFO, VP of Finance & Administration, VP Land Administration, Assistant Controller, Director of Financial Services, and Director of Internal Audit.  He has performed many contract compliance audits of contractors and vendors in the oil and gas industry as well as revenue audits including reviews of the gas measurement controls at the wellhead and gas settlement meters.  Mr. Maguire has a B.S. in Industrial Engineering and Management and an MBA from Oklahoma State University and has certifications as a Certified Public Accountant, Certified Internal Auditor, and Certification in Control Self-Assessment.

Committees of the Board of Directors

Blugrass Energy does not have a separate executive committee.  The Board as a whole functions as the Executive Committee for Blugrass.

Audit Committee and Financial Expert

The Company does not have a separate audit committee.   Although Mr. Maguire (a member of the Board) has the qualifications of an “audit committee financial expert” as defined in Item 407(d)(5), Mr. Maguire would not be deemed independent since he is an employee of the Company.  At this point, we do intend to add independent directors to our Board of Directors, and to establish a separate audit committee whose members are independent directors

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Compensation Committee

As all our executive officers are currently at-will employees, we do not have a separate compensation committee. At this point, we do not intend to establish a separate compensation committee as this function will be performed by our full Board of Directors.

Nominating Committee

We do not currently have a separate nominating committee as this function is performed by our full Board of Directors.

Shareholder Communication

We communicate regularly with shareholders through press releases, as well as annual, quarterly, and current (Form 8-K) reports.  Our Chief Executive Officer addresses investor concerns on an on-going basis.  Interested parties, including shareholders and other security holders, may communicate directly with our Board of Directors or with individual directors by writing to our Chief Executive Officer at the Company’s executive offices.

Code of Conduct

We have adopted a Code of Conduct that applies to our principal executive officer, principal financial officer, principal accounting officer, or persons performing similar functions (as well as directors and all other employees).  Company employees annually sign an acknowledgement to confirm that they have read and understand the Code of Conduct.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires the Company’s officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC.  Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the best of the Company's knowledge, based solely on review of the copies of such forms furnished to it, or written representations that no other forms were required, the Company believes that all Section 16(a) filing requirements applicable to its officers, directors and greater than 10% stockholders were complied with during 2010.

Corporate Governance

Family Relationships

There are no family relationships between or among the directors, executive officers or persons nominated or charged by us to become directors or executive officers.

Involvement in Legal Proceedings

To the best of our knowledge, during the past five years, none of the following occurred with respect to a present or former director or executive officer of the Company:

(1) any bankruptcy petition filed by or against such person or any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

(2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

28

(3) being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of any competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

(4) being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

ITEM 11.  Executive Compensation

The following table shows all the cash compensation paid by the Company, as well as certain other compensation paid or accrued, during the six months ended December 31, 2010 and for the fiscal years ended June 30, 2010 and 2009, to our highest paid executive officers and employees, who were employed by us during the six months ended December 31, 2010.  No restricted stock awards, long-term incentive plan payouts or other types of compensation, other than the compensation identified in the chart below, were paid to these executive officers during these fiscal periods.

SUMMARY COMPENSATION TABLE

The below table shows compensation of the named officers for the six months ended December 31, 2010 and for the fiscal years ended June 30, 2010 and 2009:

	Annual Compensation				Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Restricted Stock Award(s)	Options/ SARs	LTIP Payouts	All Other Compen- sation
		($)	($)	($)	($)	(#)	($)	($)

John Kenney Berscht (1) President and Chief Executive Officer	2010 (last 6 months)	-	-	-	$245,000	-	-	-
	2010	$90,000	-	-	-	-	-	-
	2009		-	-	-	-	-	-
			-	-		-	-	-
Jeffrey Dunphy (2) Chief Financial Officer, Secretary & Treasurer	2010 (last 6 months)	-	-	-	$35,000	-	-	-
	2010	$8,000	-	-	-	-	-	-
	2009	-	-	-	-	-	-	-

(1) Mr. Berscht was elected President and Director on July 16, 2009.

(2) Mr. Jeffrey Dunphy was elected Chief Financial Officer on April 30, 2010.

29

  Outstanding Equity Awards

  The below table shows information of outstanding equity awards of the named officers at December 31, 2010:

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2010
Option Awards						Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) non-exercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
John Kenney Berscht President and Chief Executive Officer	-	-	-	-	-	-	-	-	-
Jeffrey Dunphy Chief Financial Officer, Secretary & Treasurer	-	-	-	-	-	-	-	-	-

Compensation of Directors

For the six months ended December 31, 2010 and for the fiscal years ended June 30, 2010 and 2009, the Company’s directors received no compensation for their services as directors. The Company has not established any standard arrangements pursuant to which directors have been compensated for their services, although all directors are reimbursed for out-of-pocket expenses, including those incurred in connection with attendance at Board of Directors meetings.  The Company may establish a compensation plan for its directors in the future.

Employment Contracts, Termination of Employment, Change-in-Control Arrangements

There are no employment agreements or other contracts or arrangements with officers or directors. There are no compensation plans or arrangements, including payments to be made by us, with respect to our officers, directors or consultants that would result from the resignation, retirement or any other termination of service in respect of such directors, officers or consultants. There are no arrangements for directors, officers, employees or consultants that would result from a change-in-control.

30

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholders Matters

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information with respect to the beneficial ownership, as of December 31, 2010 of the Company’s common stock, which is the Company’s only outstanding class of voting securities, and the voting power resulting from such beneficial ownership, by:

•	each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding common stock;
•	each director of the Company;
•	each executive officer of the Company; and
•	all directors and executive officers of the Company as a group.

Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Class (3)
John Kenney Berscht (2)	2,500,000	3.6%
Jeffrey Dunphy (2)	500,000	*
Edward Karasek (2)	200,000	*
Directors and executive officers as a group (three persons)	3,200,000	4.5%
Bluefin Financial Group [address]	10,000,000	14.4%
HLB Productions, Inc. [address]	10,000,000	14.4%

(1)     We understand that each beneficial owner has sole voting and investment power with respect to all shares attributable to that owner.

(2)     The address for each such beneficial owner is 730-1015-4th Street SW Calgary, AB T2R 1J4.

(3)     Asterisk indicates that the percentage is less than one percent.

ITEM 13. Certain Relationships and Related Transactions and Director Independence

Transactions with Related Persons, Promoters and Certain Control Persons

For the period from June 30, 2010 to December 31, 2010, none of the following persons has had any direct or indirect material interest in any transaction to which the Company was or is a party, or in any proposed transaction to which the Company proposes to be a party:

31

•	any director or officer of the Company;
•	any proposed director of officer of the Company;
•	any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to the Company’s common stock; or
•	any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

Director Independence

The Company’s common stock is quoted through the OTC Bulletin Board System.  For purposes of determining whether members of the Company’s Board of Directors are “independent,” the Company’s Board utilizes the standards set forth in the NASDAQ Stock Market Marketplace Rules.  At present, the Company’s entire Board serves as its Audit, Compensation and Nominating Committees.  The Company’s Board of Directors has determined that, of the Company’s present directors, none is an “independent director,” as defined under NASDAQ’s Marketplace Rules, for purposes of qualifying as independent members of the board and an Audit, Compensation and Nominating Committee of the board, since they serve as executive officers of the Company.

Since February 23, 2011, the Company has not changed the structure of its Board of Directors and currently, Mr. Abram Janz serve as both director, and as Chief Executive Officer.  It is anticipated that independent directors will be added to the Board, however, the Company’s Board of Directors has not set a timetable for such action.

ITEM 14. Principal Accounting Fees and Services

The aggregate fees billed for the two most recently completed six month ended transition period ended December 31, 2010 and fiscal years ended June 30, 2010 and June 30, 2009 for professional services rendered by the principal accountant for the audit of our annual financial statements and review of the financial statements included our Quarterly Reports on Form 10-Q and services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for these fiscal periods were as follows:

	6 Months-Ended December 31,	Year Ended June 30,
	2010	2010	2009

Audit Fees	$12,500	$20,000	$4,600

Audit-related Fees	$-0-	$-0-	$-0-

Tax Fees	$-0-	$-0-	$-0-

All Other Fees	$-0-	$-0-	$-0-

Total Fees	$12,500	$20,000	$4,600

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PART IV

ITEM 15. Financial Statements and Supplementary Data Financial Statements

Report of Independent Registered Public Accounting Firm – Whitley Penn, LLP
Report of Independent Registered Public Accounting Firm – Madsen & Associates CPA’s, Inc.
Balance Sheets as of December 31, 2010, June 30, 2010, and June 30, 2009
Statements of Operations for six month period ended December 31, 2010, fiscal years ended June 30, 2010 and 2009
Statements of Shareholders’ Equity for six month period ended December 31, 2010, fiscal years ended June 30, 2010 and 2009
Statements of Cash Flows for six months ended December 31, 2010, fiscal years ended June 30, 2010 and 2009
Notes to Financial Statements

EXHIBIT INDEX

Exhibits. The following is a complete list of exhibits filed as part of this Form 10-KT/A. Exhibit numbers correspond to the numbers in the Exhibit Table of Item 601 of Regulation S-K

Exhibit
Number

Exhibit 3.1 Articles of Incorporation

Exhibit 3.2 Certificate of Amendment to Articles of Incorporation

Exhibit 3.3 Certificate of Change

Exhibit 31.1 Certification of Chief Executive and Principal Accounting Officer pursuant to Section 302 of the Sarbanes-Oxley Act

Exhibit 32.1 Certification of Principal Executive and Accounting Officer pursuant to Section 906 of the Sarbanes-Oxley Act

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May __, 2011

Blugrass Energy Inc. (Registrant)
/s/ Abram Janz	/s/ Laurence K. Maguire
Abram Janz	Laurence K. Maguire
Chief Executive Officer	Executive Vice President
and President	and Chief Financial Officer

33

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Blugrass Energy, Inc.

We have audited the accompanying balance sheets of Blugrass Energy, Inc. (the “Company”), as of December 31, 2010 and June 30, 2009, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the six month period ended December 31, 2010 and for the year ended June 30, 2009.  The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company, as of December 31, 2010 and June 30, 2009, and the results of its operations and its cash flows for the six month period ended December 31, 2010 and for the year ended June 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 3 to the financial statements, as of December 31, 2010, the Company has an accumulated deficit of $2,588,524 and negative working capital of $661,401, both of which raise substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note 3.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 9 to the financial statements, certain errors occurred resulting in the misstatement of previously reported financial statements by Blugrass Energy, Inc. for the year ended June 30, 2009 previously reported on by other accountants.  Accordingly, the 2009 financial statements have been restated and adjustments have been made to correct the errors.

/s/ Whitley Penn LLP

Dallas, Texas
May 16, 2011

F-1

BLUGRASS ENERGY INC.
(A Development Stage Company)
BALANCE SHEETS

		(restated)	(restated)
	December 31, 2010	June 30, 2010	June 30, 2009
ASSETS
Current assets:
Cash	$-	$14,665	$6,075
Total current assets	-	14,665	6,075

Total assets	$-	$14,665	$6,075

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$176,127	$137,696	$52,918
Notes payable	20,250	20,250	41,250
Line of credit	-	550,000	130,960
Convertible notes payable, net	379,416	297,916	366,666
Accrued interest	85,608	65,344	22,353
Total Current Liabilities	661,401	1,071,206	614,147

Shareholders' deficit:
Common stock par value $.001, 75,000,000 shares authorized,
69,058,666, 51,616,666 and 50,050,000 shares issued and
outstanding, respectively	69,059	51,617	50,050
Additional paid-in-capital	1,858,064	855,022	297,116
Deficit accumulated during the development stage	(2,588,524)	(1,963,180)	(955,238)
Total shareholders' deficit	(661,401)	(1,056,541)	(608,072)
Total liabilities and shareholders' deficit	$-	$14,665	$6,075

See accompanying notes to the financial statements

F-2

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
				(Unaudited)
		(restated)	(restated)	May 19, 2006
	Six Months Ended	Year ended	Year ended	(Inception) to
	December 31, 2010	June 30, 2010	June 30, 2009	December 31, 2010

Operating expenses:
Leasing expense	$-	$2,434	$451,036	$453,470
Depreciation expense	-	-	-	747
Professional fees	39,776	371,594	203,562	626,432
Impairment of oil and gas properties	-	200,000	3,424	203,424
General and administrative expenses	409,880	254,201	35,648	720,031
Total operating expenses	449,656	828,229	693,670	2,004,104

Other income:
Gain on forgiveness of debt	-	-	(50,000)	(50,000)
Total other income	-	-	(50,000)	(50,000)

Other expense:
Interest expense	(175,688)	(179,713)	(279,019)	(634,420)
Total other expense	(175,688)	(179,713)	(279,019)	(634,420)
Net loss	$(625,344)	$(1,007,942)	$(922,689)	$(2,588,524)

Per share information:
Basic earnings per common share	$(0.01)	$(0.02)	$(0.02)
Diluted earnings per common share	$(0.01)	$(0.02)	$(0.02)

Weighted average shares outstanding	57,091,427	48,544,840	50,050,000

See accompanying notes to financial statements

F-3

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

				Deficit Accumulated
				During	Total
	Common Stock		Additional	Development	Stockholders'
	Shares	Amount	Paid-in-Capital	Stage	Equity (Deficit)

Balance at May 19, 2006	-	$-	$-	$-	$-
Stock issued for cash $0.00167 per share	30,000,000	30,000	(20,000)	-	10,000
Net loss	-	-	-	(551)	(551)
Balances at June 30, 2006	30,000,000	30,000	(20,000)	(551)	9,449
Stock issued for cash $0.00167 per share	24,000,000	24,000	16,000	-	40,000
Net loss	-	-	-	(18,131)	(18,131)
Balances at June 30, 2007	54,000,000	54,000	(4,000)	(18,682)	31,318
Net loss	-	-	-	(13,867)	(13,867)
Balances at June 30, 2008	54,000,000	54,000	(4,000)	(32,549)	17,451
Shares issued for director services	50,000	50	40,450	-	40,500
Cancelled shares	(4,000,000)	(4,000)	4,000	-	-
Rights to stock issued for convertible notes			256,666		256,666
Net loss (restated)	-	-	-	(922,689)	(922,689)
Balances at June 30, 2009	50,050,000	50,050	297,116	(955,238)	(608,072)
Canceled shares - December 28, 2009	(3,500,000)	(3,500)	3,500	-	-
Cancelled shares - February 4, 2010	(500,000)	(500)	500	-	-
Shares issued to holders of promissory notes March 29, 2010	366,666	367	21,633		22,000
Conversion of debentures - May 17, 2010	1,650,000	1,650	148,350	-	150,000
Shares issued to holders of promissory notes - May 28, 2010	150,000	150	8,850	-	9,000
Shares issued for service - June 14, 2010	3,400,000	3,400	200,600		204,000
Cash received for share subscriptions - June 17, 2010	-	-		-	-
Beneficial conversion features	-	-	174,473	-	174,473
Net loss (restated)	-	-	-	(1,007,942)	(1,007,942)
Balances at June 30, 2010	51,616,666	51,617	855,022	(1,963,180)	(1,056,541)
Conversion of debentures - July 7, 2010	1,000,000	1,000	49,000	-	50,000
Shares issued for service - August 9,2010	4,200,000	4,200	289,800	-	294,000
Conversion of line of credit	11,000,000	11,000	539,000	-	550,000
Conversion of line o credit accrued interest	1,242,000	1,242	60,844	-	62,086
Beneficial conversion features	-	-	64,398		64,398
Net loss	-	-	-	(625,344)	(625,344)
Balances at December 31, 2010	69,058,666	$69,059	$1,858,064	$(2,588,524)	$(661,401)

See accompanying notes to financial statements

F-4

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS

				(Unaudited)
	Six Months ended	(restated)	(restated)	19-May-06
	December 31,	Year ended	Year ended	(Inception) to
	2010	June 30, 2010	June 30, 2009	December 31, 2010

Cash Flows from Operating Activities
Net loss	$(625,344)	$(1,007,942)	$(922,689)	$(2,588,524)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation	-	-	-	747
Gain on forgiveness of debt	-	-	(50,000)	(50,000)
Beneficial conversion features amortization	113,398	105,723	-	170,121
Interest related to shares granted with debt	-	-	256,666	256,666
Impairment of assets	-	200,000	3,424	203,424
Common stock issued for services and interest expense	294,000	204,000	40,500	546,150
Changes in operating assets and liabilities:
Accounts payable	38,431	84,778	52,718	175,333
Accrued interest payable	82,350	73,991	22,353	178,694
Net cash used in operating activities	(97,165)	(339,450)	(597,028)	(1,107,389)

Cash Flows from Investing Activities:
Purchases of office equipment	-	-	-	(4,171)
Purchase of oil and gas lease	-	(200,000)	-	(200,000)
Net cash used in investing activities	-	(200,000)	-	(204,171)

Cash Flows from Financing Activities:
Proceeds from convertible promissory notes	82,500	150,000	457,916	691,310
Proceeds from issuance of common stock	-	-	-	50,000
Proceeds from promissory notes	-	-	-	41,250
Payment of promissory note	-	(21,000)	-	(21,000)
Proceeds from line of credit	-	419,040	130,960	550,000
Net cash provided by financing activities	82,500	548,040	588,876	1,311,560

Net increase (decrease) in cash and cash equivalents	(14,665)	8,590	(8,152)	-
Cash and cash equivalents at the beginning of the year/period	14,665	6,075	14,227	-
Cash and cash equivalents at the end of the year/period	$-	$14,665	$6,075	$-

Supplemental Disclosure of Cash Flow Information:
Cash Paid for interest expense	$-	$-	$-	$-
Cash Paid for income taxes	$-	$-	$-	$-
Debt and interest converted to equity	$662,086	$181,000	$-	$843,086

See accompanying notes to the financial statement

F-5

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

1.   Organization – Nature of Operations

Blugrass Energy Inc. (the Company) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media, Inc.  On October 1, 2008, the Company amended its Articles of Incorporation to change its name from Coastal Media Inc. to Blugrass Energy Inc., to reflect the change in direction of the Company’s business to the Oil and Gas Industry. The Company was originally formed to engage in the business of manufacturing, marketing, distributing and selling its marine DVDs.

In addition, on October 1, 2008, the Company amended its Articles of Incorporation to change its name from "Coastal Media Inc." to "Blugrass Energy Inc.". As a result of the name of the change, the Company’s trading symbol was changed to “BLUG”.

On October 1, 2008, the Company affected a forward stock split of the issued and outstanding shares of common stock on a fifteen for one basis. Authorized capital remained at 75,000,000 common shares and par value remained at $.001 per share.  After the forward split the Company had 54,000,000 shares issued and outstanding.
The Company is in the development stage. Its activities to date have been limited to capital formation, organization and development of its business plan.  The Company has commenced limited start up operations.

The Company has not earned significant revenues from planned operations.  Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Company”.  Among the disclosures required are that the Company’s financial statements of operations, shareholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

2.   Summary of Significant Accounting Policies

Change in Fiscal Year – On March 10, 2011 the Board of Directors approved the change of the Company’s fiscal year from a June 30 fiscal year end to a December 31 fiscal year end. The report on Form 10-KT is a transition report for the six-month transition period ended December 31, 2010.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods.  Key estimates in the accompanying consolidated financial statements include, among others, revenue recognition, allowances for doubtful accounts, valuation of long-lived assets, and deferred income tax asset valuation allowances.  Actual results could differ materially from these estimates.

Cash Equivalents – The Company considers all highly-liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

Loss Per Share- Earnings per share requires dual presentation of basic and diluted earnings or loss per share (EPS) with a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  Basic EPS excludes dilution.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

F-6

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

Summary of Significant Accounting Policies - Continued

Fair Value of Financial Instruments – The Company's financial instruments, including cash and account payable, approximates fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Revenue Recognition - Oil, gas and natural gas liquids revenues are recognized when the products are sold and delivery to the purchaser has occurred. We use the sales method to account for gas imbalances, recognizing revenue based on gas delivered rather than our working interest share of gas produced.

Oil and Gas Properties – The Company utilizes the successful efforts method of accounting for oil and gas producing activities as opposed to the alternate acceptable full cost method. In general, the Company believes that, during periods of active exploration, net assets and net income are more conservatively measured under the successful efforts method of accounting for oil and gas producing activities than under the full cost method. The critical difference between the successful efforts method of accounting and the full cost method is as follows: under the successful efforts method, exploratory dry holes and geological and geophysical exploration costs are charged against earnings during the periods in which they occur; whereas, under the full cost method of accounting, such costs and expenses are capitalized as assets, pooled with the costs of successful wells and charged against the earnings of future periods as a component of depletion expense. The Company has not incurred exploration, abandonment, geological and geophysical costs for the period / years ended December 31, 2010, or June 30, 2010 and 2009.

The Company entered into an agreement on October 12, 2009 to purchase several oil and gas properties for $550,000. The Agreement was subsequently amended on March 4, 2010 to lower the purchase price to $200,000 plus 200,000 restricted shares of Blugrass’ common stock, with the cost of environmental remediation to be deducted from the purchase price. On August 6, 2010 the transaction closed. The Company has paid $200,000 towards this purchase, but has not issued any common stock.  Title to these oil and gas properties has not transferred to the Company as of the date of these financial statements, pending remediation work to be done by the seller. The Company capitalized $200,000, but has deemed this amount to be impaired due to the lack of a reserves analysis or projected positive cash flows. On January 24, 2011 the Company sold its interest in these oil and gas properties.

Property, Equipment and retirement obligations- Property and equipment are stated at cost less accumulated depreciation.  Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets, which are generally 3 to 27 years.  The amounts of depreciation provided are sufficient to charge the cost of the related assets to operations over their estimated useful lives.  Upon sale or other disposition of a depreciable property, cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in other income.

The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of fixed assets or whether the remaining balance of fixed assets should be evaluated for possible impairment. The Company uses an estimate of the related undiscounted cash flows over the remaining life of the fixed assets in measuring their recoverability.  There were no properties, equipment, or retirement obligations at December 31, 2010, June 30, 2010 or 2009.

Income Taxes - The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their

F-7

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

Summary of Significant Accounting Policies – Continued

respective tax bases, and operating loss and tax credit carry-forwards. These temporary differences will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some or all of the deferred tax assets may not be realized.  The Company evaluates the realizability of its net deferred tax assets on a quarterly basis and valuation allowances are provided, as necessary.  Adjustments to the valuation allowance increase or decrease the Company’s income tax provision or benefit.

As of January 1, 2009, the Company adopted Accounting Standard Codification “ASC” Topic No. 740-10, Income Taxes. This interpretation, among other things, creates a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step two) determines the amount of benefit that more likely than not will be realized upon settlement. Derecognition of a tax position that was previously recognized would occur when an entity subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained. ASC 740-10 specifically prohibits the use of a valuation allowance as a substitute for derecognition of tax positions and it has expanded disclosure requirements. The adoption of ASC 740-10 had no impact on the Company’s financial statements and there are no uncertain tax positions as of December 31, 2010. The Company is currently subject to a three year statute of limitation by major tax jurisdictions.

3.   Going Concern

The Company’s financial statements for the six-month transition period ended December 31, 2010 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $625,344 for the six-month period ended December, 31, 2010, and an accumulated deficit during the development stage of $2,588,524 as of December 31, 2010.  At December 31, 2010, the Company had a working capital deficit of $661,401 and the Company had no revenues from its activities during the six-month transition period ended December 31, 2010.

The Company’s ability to continue as a going concern may be dependent on the success of management’s plan. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the 2011 fiscal year, the Company intends to continue its efforts to acquire, either by lease, or purchase, an interest in oil or gas prospects or properties for exploration, when available, with third parties. The Company intends to continue to raise funds to support the efforts through the sale of its equity securities.

To the extent the Company’s operations are not sufficient to fund the Company’s capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

F-8

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

4.   Notes Payable

As of December 31, 2010, June 30, 2010 and 2009 the Company had outstanding $20,520, $20,520, and $41,250, respectively of unsecured notes payable.  The balance of unsecured notes payable outstanding as of December 31, 2010 was issued on May 6, 2009 with a 5% interest paid per annum, and had a maturity date of May 6, 2010.  As of December 31, 2010, the Note Payable was still outstanding and in payment default. During 2010, the interest rate was increased to 12% per annum in accordance with the terms of the Note Payable agreement.  During the six months ended December 31, 2010, and fiscal years ended June 30, 2010 and 2009, the Company accrued interest under the Note Payable of approximately $1,215, $1,297, and $233, respectively. The Note Payable is pari passu in right of payment to the Line of Credit and the Promissory Notes, both defined below.

5.   Line of Credit

The Company has entered into an Amended Line of Credit Agreement on April 15, 2010 to receive up to $550,000 from a third party.  The Line of Credit had an interest rate of 10% per annum and a maturity date of December 21, 2010.  At June 30, 2010, the Company had received advances of $550,000 under the Line of Credit.  The Company had accrued interest of $35,474 in connection with these funds as December 31, 2010.  At December 14, 2010, the Company converted the line of credit of $550,000 and interest into 12,242,000 shares of restricted common stock.

6.   Convertible Promissory Notes

As of December 31, 2010, and June 30, 2010 and 2009, the Company had outstanding $379,416, $297,916 and $366,666, respectively, of unsecured convertible promissory notes (the “2008 Convertible Notes”).  The terms of the 2008 Convertible Notes require the Company to pay the principal, plus interest (at 6% per annum) and also require the Company to issue restricted common stock at a rate of one share of restricted common stock per $1 notional value of 2008 Convertible Notes, on or before February 27, 2009.  Additionally, the 2008 Convertible Notes include a conversion privilege, whereby the holders of the 2008 Convertible Notes, at their sole discretion, may convert the principal portion of the 2008 Convertible Notes into shares of the Company’s common stock (no conversion rate specified in the 2008 Convertible Notes).  The Company did not fulfill payments under the 2008 Convertible Notes as due, and recorded interest at the default rate of 18%.  During the six months ended December 31, 2010, and fiscal year ended June 30, 2010 and 2009 the Company recognized additional interest expense of $113,398, $105,723, and $256,666, respectively relating to the restricted common stock granted with the Convertible Notes, which was calculated using the estimated fair market value of the Company’s common stock at the time the Convertible Notes were issued.

On May 17, 2010, the Company issued $150,000 of convertible promissory notes (the “2010 Convertible Notes”).  The terms of the 2010 Convertible Notes require the Company to pay 110% of the value of the 2010 Convertible Notes on November 17, 2010.  On or after November, 17, 2010, the holders of the 2010 Convertible Notes have the option, at their sole discretion, to convert outstanding principal and interest into shares of the Company’s common stock at a 50% discount to average Fair Market Value (as defined).    The Company did not fulfill payments under the 2008 Convertible Notes as due, and recorded interest at the default rate of 18%. As a result of the 50% discount discussed above, the Company recorded a note discount relating to the beneficial conversion feature of $82,500, which is amortized over the term of the 2010 Convertible Notes.  For the year ended June 30, 2010 and six months period ended December 31, 2010, the interest expense related to the beneficial conversion feature was $13,750 and $68,750, respectively.

F-9

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

Convertible Promissory Notes - Continued

On July 19, 2010 and September 7, 2010, the Company issued $50,000 and $32,000 of convertible promissory notes (the “Additional Convertible Notes”) to the same note holder. On or after April 19, 2011 and June 7, 2011, the holders of  the Additional Convertible Notes had the option, at their sole discretion to convert outstanding principal and interest into shares of the Company’s common stock at a 45% discount to average Fair Market Value (as defined).   The Company recorded a note discount relating to the beneficial conversion feature of $37,125, which is amortized over the term of the Additional Convertible Notes.  As of December 31, 2010, the unamortized amount of the beneficial conversion feature was $19,750. During the six months ended December 31, 2010 the Company had recorded $17,375 of interest expense related to the beneficial conversion feature.

On July 7, 2010, principal and accrued interest of $50,000 relating to certain 2008 Convertible Notes was converted into 1,000,000 shares of restricted common stock.  As a result of these conversions, $27,273 of unrecognized beneficial conversion was expensed.

At December 31, 2010, accrued interest payable on the outstanding Convertible Notes was $33,616.

Convertible promissory notes are as follows:

		Ending	Proceeds			Ending	Stated	Default			Effective
	Original	Balance	(Paydown)	Principal	Debt	Balance	Interest	Interest	Current		Interest
Date of Issuance	Issuance	@ 6/30/10	(Conversions)	@ 12/31/10	Discount	@ 12/31/10	Rate	Rate	Rate		Rate
11/17/2008	100,000	100,000	(50,000)	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
12/9/2008	33,333	33,333	-	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.00%
1/29/2009	50,000	50,000	-	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.00%
5/17/2010	75,000	75,000	-	75,000	-	75,000	10.0%	20.0%	20.0%	(1)	75.00%
5/17/2010	75,000	75,000	-	75,000	-	75,000	10.0%	20.0%	20.0%	(1)	75.00%
7/19/2010	50,000	-	50,000	50,000	10,000	40,000	8.0%		8.0%		64.25%
9/7/2010	32,500	-	32,500	32,500	9,750	22,750	8.0%		8.0%		72.29%
Total		216,666	32,500	399,166	19,750	379,416
(1) Currently in default

7. Income Taxes

No provision for federal income taxes has been recognized for the six months ended December 31, 2010, or 12 months ended June 30, 2010 and 2009 as the Company has a net operating loss carry forward for income tax purposes available in each period.  Additionally, it is uncertain if the Company will have taxable income in the future so a valuation allowance has been established for the full value of net tax assets. The deferred tax asset consists of net operating loss carry forwards and the Company has no deferred tax liabilities.

At December 31, 2010, the Company has net operating loss carry forwards of approximately $880,000 for federal income tax purposes. These net operating loss carry forwards may be carried forward in varying amounts until 2030 and may be limited in their use due to significant changes in the Company's ownership.

F-10

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

Income Taxes - continued

	December 31,	June 30,	June 30,
	2010	2010	2009
Deferred tax asset	$880,098	$667,481	$324,781
Less: valuation allowance	(880,098)	(667,481)	(324,781)
Net deferred tax asset	$-	$-	$-

The Company has valued its net deferred tax asset at zero with a valuation allowance due to the substantial doubt taxable income will be generated in the future to utilize the deferred tax asset.

8.  Subsequent Events

On February 4, 2011, a special meeting of shareholders was held.  An amendment to our Articles of Incorporation was presented for a vote of the shareholders to increase the authorized number of shares of our common stock from 75,000,000 shares to 500,000,000 shares, par value of $0.001 per share.  The amendment was approved by the shareholders.

On February 23, 2011, the Company entered into an acquisition transaction with Petro Grande, LLC through which Petro Grande, LLC acquired a controlling interest in the Company. In conjunction with the transaction, Petro Grande, LLC replaced the executive management of the Company with its management team.  The purchase price consideration received included a $3.5 million note payable to Petro Grande, LLC and 261,471,681 shares of the Company’s restricted common stock priced at $0.02 per share. As consideration Petro Grande, LLC contributed a 4,808 acres undeveloped lease in Crockett County, Texas.

On May 16, 2011 the Company received approval from the Financial Industry Regulatory Authority (“FINRA”), clearing a 5-to-1 reverse stock split previously approved by the Board of Directors and announced on March 18, 2011. As a result of the reverse split, the number of authorized shares of the Company’s common stock has been reduced, from 500,000,000 shares to 100,000,000 shares.   The numbers of shares were not retroactively restated because the original filing was issued prior to the date of the split.

9.  Restatement

In connection with certain review requirements, the U.S. Securities and Exchange Commission (SEC) reviewed the Company’s public filings and requested that the Company file an amended annual report on form 10-K for the year ended June 30, 2010.  The SEC specifically noted that the Company’s financial statements for the years ended June 30, 2010 and 2009 contained certain mathematical errors and there were insufficient disclosures relating to certain of the Company’s activities.  As a result of this request from the SEC, the Company had to retain new independent accountants to re-audit the 2009 financial statements, as the independent accountants who previously performed the audit of the Company’s financial statements for the year ended June 30, 2009 had their registration revoked by the Public Company Accounting Oversight Board (PCAOB).  The accompanying financial statements for the years ended June 30, 2010 and 2009 contain various restatements, which primarily relate to convertible debt issuances, interest expense, common stock issued and certain mathematical errors.  The effects of the restatements are summarized as follows:

F-11

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS – (Continued)
DECEMBER 31, 2010, JUNE 30, 2010 AND 2009

Restatement – Continued

Balance Sheets as of:

June 30, 2010
	As Previously Reported	Adjustment		Restated Balance

Cash	$14,620	$45	(1)	$14,665
Total assets	14,620	45	(1)	14,665
Accounts payable	136,959	737	(2)	137,696
Accrued interest	124,815	(59,471)	(3)	65,344
Convertible notes payable	366,666	(68,750)	(4)	297,916
Total current liabilities	1,198,190	(126,984)		1,071,206
Treasury shares	4,000	(4,000)	(5)	-
Share subscriptions	50,000	(50,000)	(5)	-
Additional paid-in-capital	423,483	431,539	(6)	855,022
Deficit accumulated during the development stage	(1,708,670)	(254,510)	(7)	(1,963,180)
Total stockholders' equity	(1,183,570)	127,029	(8)	(1,056,541)
Total liabilities and stockholders' equity	14,620	45	(9)	14,665
(1) To reconcile cash to bank statement at December 31, 2007
(2) To record additional accounts payable related to unrecorded expenses incurred during period.
(3) To adjust accrued interest expense to actual.
(4) To record beneficial conversion feature and related debt discount.
(5) To reclass of treasury shares and share subscriptions to common stock.
(6) To record impact of adjustments on additional paid-in-capital.
(7) To record impact of adjustments to deficit accumulated during the development stage.
(8) To record impact of adjustments on total stockholder's equity.
(9) To record impact of adjustments on total liabilities and stockholders' equity.

June 30, 2009
	As Previously Reported	Adjustment		Restated Balance

Accrued interest	$11,850	$10,503	(1)	$22,353
Convertible notes payable	416,666	(50,000)	(2)	366,666
Total current liabilities	653,644	(39,497)	(3)	614,147
Additional paid-in-capital	40,450	256,666	(4)	297,116
Deficit accumulated during the development stage	(738,069)	(217,169)	(5)	(955,238)
Total stockholders' equity	(647,569)	39,497	(6)	(608,072)
(1) To record additional accrued interest expense and adjust accrued interest to actual.
(2) To write-off convertible notes payable deemed uncollectible by management.
(3) To record impact of adjsutments to total current liabilities.
(4) To record impact of adjustments to accumulated paid-in-capital
(5) To record impact of adjustments to deficit accumulated during the development stage.
(6) To record impact of adjustments on total stockholder's equity.

F-12

Restatement – Continued

Statements of Operations and Stockholders' Deficit for:

The Year Ended June 30, 2010
	As Previously Reported	Adjustment		Restated Balance

Professional fees	$371,499	$95	(1)	$371,594
General and administrative expenses	253,204	997	(2)	254,201
Total operating expenses	827,137	1,092	(3)	828,229
Interest expense	(143,464)	(36,249)	(4)	(179,713)
Net loss	(970,601)	(37,341)	(5)	(1,007,942)
(1) To record additional professional fee expense not recorded but incurred during the year ended June 30, 2010.
(2) To record additional general and administrative expense not recorded but incurred during the year ended June 30, 2010.
(3) To record impact of adjsutments to total operating expense.
(4) To adjust under accrued interest expense.
(5) To record impact of adjustments to net loss.

The Year Ended June 30, 2009
	As Previously Reported	Adjustment		Restated Balance

Gain on forgiveness of debt	$-	$50,000	(1)	$50,000
Interest expense	(11,850)	(267,169)	(2)	(279,019)
Net loss	(705,520)	(217,169)	(3)	(922,689)
(1) To write-off convertible notes payable deemed uncollectible by management.
(2) To adjust under accrued interest expense.
(3) To record impact of adjustments to net loss.

F-13

SUPPLEMENTAL INFORMATION

F-14

BLUGRASS ENERGY INC.
(A Development Stage Company)
BALANCE SHEETS

		(Unaudited)
	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash	$-	$8,483
Total current assets	-	8,483

Exploration Propoerty	-	550,029

Total assets	$-	$558,512

LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$176,127	$54,333
Notes payable	20,250	20,250
Line of credit	-	378,989
Property purchase agreement	-	450,000
Convertible notes payable, net	379,416	416,666
Accrued interest	85,608	28,171
Total Current Liabilities	661,401	1,348,409

Shareholders' deficit:
Common stock par value $.001, 75,000,000 shares authorized,
69,058,666, and 50,050,000 shares issued and
outstanding, respectively	69,059	50,050
Additional paid-in-capital	1,858,064	40,450
Deficit accumulated during the development stage	(2,588,524)	(880,397)
Total shareholders' deficit	(661,401)	(789,897)
Total liabilities and shareholders' deficit	$-	$558,512

F-15

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

		(Unaudited)
	Six Months Ended	Six Months Ended
	December 31, 2010	December 31, 2009

Operating expenses:
Professional fees	$39,776	$61,149
General and administrative expenses	409,880	64,859
Total operating expenses	449,656	126,008

Other expense:
Interest expense	(175,688)	(16,320)
Total other expense	(175,688)	(16,320)
Net loss	$(625,344)	$(142,328)

Per share information:
Basic earnings per common share	$(0.01)	$(0.02)
Diluted earnings per common share	$(0.01)	$(0.02)

Weighted average shares outstanding	57,091,427	50,050,000

F-16

Exhibit 3.1

ARTICLES OF INCORPORATION
OF
COASTAL MEDIA INC.

The undersigned, to form a Nevada corporation, CERTIFIES THAT:

I.            NAME:    The name of the corporation is:  COASTAL MEDIA INC.

II.          REGISTERED OFFICE:  RESIDENT AGENT:     The location of the registered office of this corporation within the State of Nevada is 711 S. Carson St. Suite 4, Carson City, Nevada 89701; this corporation may maintain an office or offices in such other place within or without the State of Nevada as may be from time to time designated by the Board of Directors or by the By Laws of the corporation; and this corporation may conduct all corporation business of every kind or nature, including the holding of any meetings of  directors or shareholders, inside or outside the State of Nevada, as well as without the State of Nevada.

  The Resident Agent for the corporation shall be Resident Agents of Nevada, Inc., 711 S. Carson St. Suite 4, Carson City, Nevada 89701.

III.         PURPOSE:    The purpose for which this corporation is formed is:    To engage in any lawful activity.

IV.         AUTHORIZATION OF CAPITAL STOCK:    The amount of the total authorized capital stock of the corporation shall be SEVENTY-FIVE THOUSAND Dollars ($75,000.00), consisting of SEVENTY-FIVE MILLION (75,000,000) shares of COMMON STOCK, par value $.001 per share.

V.          INCORPORATOR:    The name and post office address of the Incorporator signing these Articles of Incorporation is as follows:

NAME	POST OFFICE ADDRESS

Resident Agents of	711 S. Carson St. Suite 4
Nevada, Inc.	Carson City, Nevada 89701

VI.         DIRECTORS:    The governing board of this corporation shall be known as directors, and the first Board shall consist of two (2) directors.

 The number of directors may, pursuant to the Bylaws, be increased or decreased by the Board of Directors, provided there shall be no less than one (1) nor more than nine (9) Directors.

 The name and post office addresses of the directors constituting the first Board of Directors is as follows:

1

NAME	POST OFFICE ADDRESS

Jon Suk	136 Bradley Road
Salt Spring Island, BC
V8K 1J5

Jan Aaron Sigurgeirson	231 Kings Lane
Salt Spring Island, BC
V8K 2P7

VII.        STOCK NON-ASSESSABLE:    The capital stock, or the holders thereof, after the amount of the subscription price has been paid in, shall not be subject to any assessment whatsoever to pay the debts of the corporation.

VIII.      TERM OF EXISTENCE:    This corporation shall have perpetual existence.

IX.         CUMULATIVE  VOTING:    No cumulative voting shall be permitted in the election of directors.

X.          PREEMPTIVE RIGHTS:    Shareholders shall not be entitled to preemptive rights.

XI.         LIMITED LIABILITY:    No officer or director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as an officer or director, except for liability (I) for any breach of the officer or directors duty of loyalty to the Corporation or its Stockholders,  (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction  from which the officer or director derived any improper personal benefit.  If the Nevada General Corporation Law is amended  after the date of incorporation to authorize corporate action further eliminating or limiting the personal liability of officers or directors, then the liability of an officer or director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Nevada General Corporation Law, or amendments thereto.  No repeal or modification of this paragraph shall adversely affect any right or protection of an officer or director of the Corporation existing at the time of such repeal or modification.

XII.       INDEMNIFICATION:    Each  person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was an officer or director of the Corporation or is or was serving at the request of the Corporation as an officer or director of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans whether the basis of such proceeding is alleged action in an official capacity as an officer or director shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Nevada General Corporation Law, as the same exists or may  hereafter be amended, (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys fees, judgments, fines, excise taxes or penalties and amounts to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be an officer or director and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that except as provided herein with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part  thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.  The  right to indemnification conferred in this Section shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided however, that, if the Nevada General Corporation Law requires the payment of such expenses incurred by an officer or director in his or her capacity as an officer or director (and not in any other capacity in which service was or is rendered by such person while an officer or director, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, payment shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it shall ultimately be determined that such officer or director is not entitled to be indemnified under the Section or otherwise.

2

  If a claim hereunder is not paid in full by the Corporation within ninety days after a written claim has been received by the Corporation, the claimant may, at any time thereafter, bring suit against the Corporation to recover the unpaid amount of the claim and, if successful, in whole or in part, the claimant shall be entitled to be paid the expense of prosecuting such claim.  It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the  required undertaking, if any, is required, has been tendered to the corporation) that the claimant has not met the standards of conduct which make it permissible under the Nevada General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation.  Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action  that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Nevada General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

  The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Section shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, By-Law, agreement, vote of stockholders or disinterested directors or otherwise.

  The Corporation may maintain insurance, at its expense, to protect itself and any officer, director, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada General Corporation Law.

  The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification to any employee or agent of the Corporation to the fullest extent of the provisions of this Section with respect to the indemnification and advancement of expenses of officers and directors of the Corporation or individuals serving at the request of the Corporation as an officer, director, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise.

3

  THE UNDERSIGNED, being the Incorporator hereinafter named for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Nevada, does make and file these Articles of Incorporation, hereby declaring and certifying the facts herein stated are true, and, accordingly, has hereunto set her hand this 19th day of May, 2006.

/s/ Sandra L Miller
Sandra L. Miller, Sole Incorporator
For Resident Agents of Nevada, Inc.

STATE OF NEVADA	)
	)	SS.
COUNTY OF CARSON	)

On this 19th day of May, 2006, before me, a Notary Public, personally appeared Sandra L. Miller who acknowledged to me that she executed the above instrument.

/s/ Diane E Kalinowski
Notary Public

DIANE E KALINOWSKI
Notary Public, State of Nevada
Appointment No, 99-58966-5
My Appt. Expires Oct 24, 2007

CERTIFICATE OF ACCEPTANCE
OF APPOINTMENT BY RESIDENT AGENT

In the matter of Coastal Media Inc., I, Sandra L. Miller on behalf of Resident Agents of Nevada, Inc., with address at 711 S. Carson St. Suite 4, Carson City, Nevada 89701, hereby accept the appointment as Resident Agent of the above entitled corporation in accordance with NRS 78.090.

Furthermore, that the mailing address for the above registered office is 711 S. Carson St. Suite 4, Carson City, Nevada 89701.

IN WITNESS WHEREOF, I hereunto set my hand this 19th day of May, 2006.

/s/ Sandra L Miller
Sandra L. Miller for
Resident Agents of Nevada, Inc.

4

Exhibit 3.2

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:	COASTAL MEDIA INC.

2.	The articles have been amended as follows: (provide article numbers, if available)

The name of the Corporation is: BLUGRASS ENERGY INC.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 55%

4.	Effective date of filing: (optional)	10/1/08

5.	Officer Signature: (required)	/s/ Leslie A. Schaefer

1

Exhibit 3.3

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1.	Name of corporation:

COASTAL MEDIA INC.

2.	The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3.	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

Seventy-Five Million (75,000,000) shares of Common Stock, $0.001 par value per share.

4.	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

Seventy-Five Million (75,000,000) shares of Common Stock, $0.001 par value per share.

5.	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

The corporation shall issue fifteen (15) shares of common stock for every one (1) share of common stock issued and outstanding immediately prior to the effective date of the forward stock split.

6.
The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

No fractional shares shall be issued.

7.	Effective date of filing: (optional) October 1, 2008

8.	Officer Signature: /s/ Leslie A. Schaefer Leslie A. Schaefer, President

1

Exhibit 31.1

SARBANES-OXLEY SECTION 302(a) CERTIFICATION

I, Abram Janz, certify that:

     1. I have reviewed this transition report on Form 10-KT of Blugrass Energy Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Abram Janz
Abram Janz
President and Chief Executive Officer

May 16, 2011

1

SARBANES-OXLEY SECTION 302(a) CERTIFICATION

I, Laurence K. Maguire, certify that:

     1. I have reviewed this transition report on Form 10-KT of Blugrass Energy Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Laurence K. Maguire
Laurence K. Maguire
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

May 16, 2011

2

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     I, Abram Janz, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Transition Report of Blugrass Energy Inc. on Form 10-KT for the transition period from June 30, 2010 to December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KT fairly presents in all material respects the financial condition and results of operations of Blugrass Energy Inc.

By:	/s/ Abram Janz
	Name:	Abram Janz
	Title:	President and Chief Executive Officer

May 16, 2011

     I, Laurence K. Maguire, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Transition Report of Blugrass Energy Inc. on Form 10-KT for the transition period from June 30, 2010 to December 31, 2010 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-KT fairly presents in all material respects the financial condition and results of operations of Blugrass Energy Inc.

By:	/s/ Laurence K. Maguire
	Name:	Laurence K. Maguire
	Title:	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)

May 16, 2011

1

  UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

[X]   QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended March 31, 2011

[_]   TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to ___________

Commission File Number 000-54035

BLUGRASS ENERGY INC.
(Exact name of small business issuer in its charter)

Nevada	20-4952339
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

13465 Midway Road, Suite 322, LB 10, Dallas, TX  75244
Address of principal executive offices)

(972) 404-9995
(Telephone Number)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]	No [_]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [_]     No [_]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

Large accelerated filer [_]	Accelerated Filer [_]

Non-accelerated filer [_]	Smaller reporting company [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [_]	No [X]

There were 349,813,191 shares of Common Stock outstanding as of March 31, 2011.

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
		Page

	Balance Sheets – March 31, 2011 and December 31, 2010	1

	Statements of Operations -
	Three months ended March 31, 2011 and 2010 and
	From May 19, 2006 (Inception) to March 31, 2011	2

	Statements of Shareholders’ Equity (Deficit)	3

	Statements of Cash Flows –
	Three months ended March 31, 2011 and 2010 and
	From May 19, 2006 (Inception) to March 31, 2011	4

	Notes to the Financial Statements	5

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	9

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
	– Not Applicable	12

Item 4.	Controls and Procedures	12

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings – Not Applicable	13

Item 1A.	Risk Factors – Not Applicable	13

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
	– Not Applicable	13

Item 3.	Defaults Upon Senior Securities – Not Applicable	14

Item 4.	Reserved	14

Item 5.	Other Information	14

Item 6.	Exhibits	14

SIGNATURES		15

Item 1.  Financial Statements

BLUGRASS ENERGY INC.
(A Development Stage Company)
BALANCE SHEETS

	March 31, 2011
	(Unaudited)	December 31, 2010
ASSETS
Current assets:
Cash	$9,236	$-
Other receivable, net	6,296	-
Total current assets	15,532	-

Oil and gas properties - undeveloped	8,729,434	-

Other assets:
Investment in Quad Energy	175,000	-
Total other assets	175,000	-

Total assets	$8,919,966	$-

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$400,892	$176,127
Notes payable	-	20,250
Convertible notes payable, net	166,666	379,416
Accrued interest	89,470	85,608
Total current liabilities	657,028	661,401

Long-term note payable	3,500,000	-
Total liabilities	4,157,028	661,401

COMMITMENTS AND CONTENGENCIES
Shareholders' equity (deficit):
Common stock par value $.001, 500,000,000 shares authorized,
349,813,191 and 69,058,666 issued and outstanding, repectively	349,813	69,059
Additional paid-in-capital	7,113,917	1,858,064
Deficit accumulated during the development stage	(2,700,792)	(2,588,524)
Total shareholders' equity (deficit)	4,762,938	(661,401)
Total liabilities and shareholders' equity (deficit)	$8,919,966	$-

(See accompanying notes to the financial statements)

1

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS THREE MONTHS ENDED MARCH 31, 2011 AND 2010
(Unaudited)

			May 19, 2006
	Three Months Ended	Three Months Ended	(Inception) to
	March 31, 2011	March 31, 2010	March 31, 2011

Operating expenses:
Leasing expense	$-	$-	$453,470
Depreciation expense	-	-	747
Professional fees	86,637	35,102	713,069
Impairment of oil and gas properties	-	-	203,424
General and administrative expenses	173,720	20,482	893,751
Gain on sale of undeveloped properties	(500,000)	-	(500,000)
Total operating expenses	(239,643)	55,584	1,764,461

Other income:
Gain on forgiveness of debt	-	-	50,000
Total other income	-	-	50,000

Other expense:
Loss on investment in Quad Energy	(325,000)	-	(325,000)
Interest expense	(26,911)	(25,671)	(661,331)
Total other expense	(351,911)	(25,671)	(986,331)
Net Loss	$(112,268)	$(81,255)	$(2,700,792)

Per share information:
Basic earnings per common share	$(0.00)	$(0.00)
Diluted earnings per common share	$(0.00)	$(0.00)

Weighted average shares outstanding	182,743,631	46,251,111

(See accompanying notes to the financial statements)

2

BLUGRASS ENERGY INC.
(A Development Stage Company)
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

				Deficit Accumulated
				During	Total
	Common Stock		Additional	Development	Stockholders'
	Shares	Amount	Paid-in-Capital	Stage	Equity (Deficit)

Balance at May 19, 2006	-	$-	$-	$-	$-
Stock issued for cash $0.00167 per share	30,000,000	30,000	(20,000)	-	10,000
Net loss	-	-	-	(551)	(551)
Balances at June 30, 2006	30,000,000	30,000	(20,000)	(551)	9,449
Stock issued for cash $0.00167 per share	24,000,000	24,000	16,000	-	40,000
Net loss	-	-	-	(18,131)	(18,131)
Balances at June 30, 2007	54,000,000	54,000	(4,000)	(18,682)	31,318
Net loss	-	-	-	(13,867)	(13,867)
Balances at June 30, 2008	54,000,000	54,000	(4,000)	(32,549)	17,451
Shares issued for director services	50,000	50	40,450	-	40,500
Cancelled shares	(4,000,000)	(4,000)	4,000	-	-
Rights to stock issued for convertible notes			256,666		256,666
Net loss	-	-	-	(922,689)	(922,689)
Balances at June 30, 2009	50,050,000	50,050	297,116	(955,238)	(608,072)
Cancelled shares - December 28, 2009	(3,500,000)	(3,500)	3,500	-	-
Net loss	-	-	-	(94,264)	(94,264)
Balances at December 31, 2009	46,550,000	46,550	300,616	(1,049,502)	(702,336)
Cancelled shares - February 4, 2010	(500,000)	(500)	500	-	-
Shares issued to holders of promissory notes March 29, 2010	366,666	367	21,633		22,000
Net loss				(81,255)	(81,255)
Balances at March 31, 2010	46,416,666	46,417	322,749	(1,130,757)	(761,591)
Conversion of debentures - May 17, 2010	1,650,000	1,650	148,350	-	150,000
Shares issued to holders of promissory notes - May 28, 2010	150,000	150	8,850	-	9,000
Shares issued for service - June 14, 2010	3,400,000	3,400	200,600		204,000
Beneficial conversion features	-	-	174,473	-	174,473
Net loss	-	-	-	(832,423)	(832,423)
Balances at June 30, 2010	51,616,666	51,617	855,022	(1,963,180)	(1,056,541)
Conversion of debentures - July 7, 2010	1,000,000	1,000	49,000	-	50,000
Shares issued for service - August 9,2010	4,200,000	4,200	289,800	-	294,000
Conversion of LOC	11,000,000	11,000	539,000	-	550,000
Conversion of LOC interest	1,242,000	1,242	60,844	-	62,086
Beneficial conversion features	-	-	64,398		64,398
Net loss	-	-	-	(625,344)	(625,344)
Balances at December 31, 2010	69,058,666	$69,059	$1,858,064	$(2,588,524)	$(661,401)
Conversion of debentures - January 4, 2011	2,000,000	2,000	31,000		33,000
Shares issued to holders of promissory notes - January 20, 2011	405,000	405	19,845	-	20,250
Conversion of debentures - January 27, 2011	1,818,182	1,818	28,182	-	30,000
Conversion of debentures - January 27, 2011	701,754	702	11,298	-	12,000
Conversion of debentures - February 8, 2011	1,052,632	1,053	10,947	-	12,000
Conversion of debentures - February 17, 2011	877,193	877	9,123	-	10,000
Conversion of debentures - February 23, 2011	1,636,364	1,636	16,364	-	18,000
Conversion of debentures - February 23, 2011	3,750,000	3,750	41,250	-	45,000
Conversion of debentures - February 23, 2011	3,500,000	3,500	38,500	-	42,000
Shares issued for lease - February 24, 2011	261,471,681	261,472	4,967,962	-	5,229,434
Conversion of debentures - March 15, 2011	895,522	895	11,105	-	12,000
Conversion of debentures - March 21, 2011	772,059	772	9,728	-	10,500
Conversion of debentures - March 23, 2011	974,138	974	10,326	-	11,300
Common stock issued for services March 31, 2011	900,000	900	26,100		27,000
Stock compensation expense - March 31, 2011	-	-	24,123	-	24,123
Net loss	-	-	-	(112,268)	(112,268)
Balances at March 31, 2011	349,813,191	$349,812	$7,113,917	$(2,700,792)	$4,762,938

(See accompanying notes to the financial statements)

3

(A Development Stage Company)
STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2011 AND MARCH 31, 2010
(Unaudited)

		(Restated)		(Unaudited)
	Three months ended	Three months ended	19-May-06	19-May-06
	March 31,	March 31,	(Inception) to	(Inception) to
	2011	2010	March 31, 2011	December 31, 2010

Cash Flows from Operating Activities
Net loss	$(112,268)	$(81,255)	$(2,700,791)	$(2,588,524)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	-	-	747	747
Gain on debt forgriveness	-	-	(50,000)	(50,000)
Gain on sale of undeveloped properties	(500,000)	-	(500,000)	-
Loss on investment in Quad Energy	325,000	-	325,000	-
Debt discount amortization	19,750	-	189,871	170,121
Interest related to shares granted with debt	-	-	256,666	256,666
Impairment of assets	-	(37,506)	203,424	203,424
Common stock issued for services and interest expense	27,000	22,000	573,150	546,150
Stock compensation	24,123	-	24,123	-
Cash provided by (used in) operations
Changes in working capital:
Accounts payable	224,765	43,254	400,098	175,333
Other receivable	(6,296)	-	(6,296)	-
Accrued interest payable	7,161	(6,887)	185,855	178,694
Net cash used in operating activities	9,236	(60,394)	(1,098,153)	(1,107,389)

Cash Flows from Investing Activities:
Purchases of office equipment	-	-	(4,171)	(4,171)
Purchase of undeveloped oil and gas lease	-	-	(200,000)	(200,000)
Net used in investing activities	-	-	(204,171)	(204,171)

Cash Flows from Financing Activities:
Proceeds from convertible promissory notes	-	-	691,310	691,310
Proceeds from issuance of common stock	-	-	50,000	50,000
Proceeds from promissory notes	-	-	41,250	41,250
Payment of promissory note	-	-	(21,000)	(21,000)
Proceeds from line of credit	-	61,147	550,000	550,000
Net cash provided by financing activities	-	61,147	1,311,559	1,311,559

Net increase (decrease) in cash and cash equivalents	9,236	753	9,235	(100,811)
Cash and cash equivalents at the beginning of the period	-	8,483	-	-
Cash and cash equivalents at the end of the period	$9,236	$9,236	$9,235	$(100,811)

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest expense	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-
Debt and interest converted to equity	$252,750	$22,000	$1,095,836	$274,750

(See accompanying notes to the financial statement)

4

BLUGRASS ENERGY INC.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
MARCH 31, 2011
(Unaudited)

Organization – Nature of Operations

Blugrass Energy Inc. (the “Company” or “Blugrass”) was incorporated under the laws of the State of Nevada on May 19, 2006, as Coastal Media Inc.  The Company was originally formed to engage in the business of manufacturing, marketing, distributing and selling its marine DVDs.  On September 11, 2008, the Company amended its Articles of Incorporation to change its name from "Coastal Media Inc." to "Blugrass Energy Inc.", to reflect the change in direction of the Company’s business to the Oil and Gas Industry. As a result of the name of the change, the Company’s trading symbol was changed to “BLUG”.

On February 23, 2011, Petro Grande, LLC (“Petro Grande”) consummated a transaction with Blugrass whereby Petro Grande acquired a controlling interest in Blugrass.  In conjunction with this transaction there was a change of control and Blugrass’ management team was replaced with Petro Grande’s management team.  As a result of the acquisition, Blugrass’ new management team has implemented a new business strategy (discussed in detail in the section on Management’s Discussion & Analysis below).

The Company is in the development stage. Its activities to date have been limited to capital formation, organization and development of its business plan.  The Company has commenced limited start up operations.

The Company has not earned significant revenues from planned operations.  Accordingly, the Company’s activities have been accounted for as those of a “Development Stage Company”.  Among the disclosures required are that the Company’s financial statements of operations, shareholders’ equity (deficit) and cash flows disclose activity since the date of the Company’s inception.

Summary of Significant Accounting Policies

Change in Fiscal Year – On March 10, 2011 the Board of Directors approved the change of the Company’s fiscal year from a June 30 fiscal year end to a December 31 calendar year end.  The Company filed a transition report on Form 10-KT for the six-month transition period ended December 31, 2010.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods.  Key estimates in the accompanying financial statements include, among others, revenue recognition, allowances for doubtful accounts, valuation of long-lived assets, and deferred income tax asset valuation allowances.

Cash Equivalents – The Company considers all highly-liquid investments with a maturity of three months or less, when purchased, to be cash equivalents.

Accounts Receivable – There was an other receivable totaling $6,296 and $0 as of March 31, 2011 and December 31, 2010, respectively.  The balance of other receivable as of March 31, 2011 consisted of a receivable from the Company’s President and Chief Executive Officer, Abe Janz, representing an expense advance to Mr. Janz for business related travel.

Oil and Gas Properties – We follow the successful efforts method of accounting for oil and gas producing activities. Unsuccessful exploration drilling costs are expensed and can have a significant effect on reported operating results. Successful exploration drilling costs and all development costs are capitalized and systematically charged to expense using the units of production method based on proved developed oil and gas reserves as estimated by our engineers and reviewed by independent engineers. Costs incurred for exploratory wells that find reserves that cannot yet be classified as proved are capitalized if (a) the well has found a sufficient quantity of reserves to justify its completion as a producing well and (b) there is sufficient progress being made in assessing the reserves and the economic and operating viability of the project. Proven property leasehold costs are amortized to expense using the units of production method based on total proved reserves. Properties are assessed for impairment as circumstances warrant and impairments to value are charged to expense. The successful efforts method inherently relies upon the estimation of proved reserves, which includes proved developed and proved undeveloped volumes.

5

Proved reserves are defined by the SEC as those volumes of crude oil, condensate, natural gas liquids and natural gas that geological and engineering data demonstrate with reasonable certainty are recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are volumes expected to be recovered through existing wells with existing equipment and operating methods. Although engineers are knowledgeable of and follow the guidelines for reserves established by the SEC, including the rule revisions designed to modernize the oil and gas company reserves reporting requirements, the estimation of reserves requires engineers to make a significant number of assumptions based on professional judgment. Reserve estimates are updated periodically and consider recent production levels and other technical information. Estimated reserves are often subject to future revisions, which could be substantial, based on the availability of additional information, including: reservoir performance, new geological and geophysical data, additional drilling, technological advancements, price and cost changes and other economic factors. Changes in oil and gas prices can lead to a decision to start-up or shut-in production, which can lead to revisions to reserve quantities.  It is difficult to predict what reserve revisions may be required in future periods.

Depletion rates are determined based on reserve quantity estimates and the capitalized costs of producing properties. As the estimated reserves are adjusted, the depletion expense for a property will change, assuming no change in production volumes or the capitalized costs. While total depletion expense for the life of a property is limited to the property’s total cost, proved reserve revisions result in a change in timing when depletion expense is recognized. Downward revisions of proved reserves result in an acceleration of depletion expense, while upward revisions tend to lower the rate of depletion expense recognition.   Estimated reserves are used as the basis for calculating the expected future cash flows from a property, which are used to determine whether that property may be impaired. Reserves are also used to estimate the supplemental disclosure of the standardized measure of discounted future net cash flows relating to oil and gas producing activities and reserve quantities. Changes in the estimated reserves are considered a change in estimate for accounting purposes and are reflected on a prospective basis.

Income Taxes – The Company estimates its current tax position together with its future tax consequences attributable to temporary differences resulting from differing treatment of items, such as depreciation and other reserves for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. Management must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, prior year carryback, or future reversals of existing taxable temporary differences. To the extent management believes that recovery is not more likely than not, management establishes a valuation allowance against these deferred tax assets. Significant judgment is required in determining the Company’s provision for income taxes, its deferred tax assets and liabilities, and any valuation allowance recorded against its deferred tax assets.  At March 31, 2011 and December 31, 2010 the Company has recorded a full valuation allowance against its net deferred tax assets due to the uncertainty they will be used in the future.

Acquisitions and Dispositions

On January 24, 2011, the Company entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Quad Energy Corp. (“Quad Energy” or the “Buyer”) for the sale of 100% of the Company’s rights, title and interest to certain properties, located in and around the Cave Pool Unit (Marks and Garner Productions) in Eddy County, New Mexico (the “Eddy County Properties”).  Pursuant to the Asset Purchase Agreement the Eddy County Properties consist of an approximately 2,800 acre leasehold and all existing equipment used to produce oil and natural gas located on the Eddy County Properties.  As consideration for the transaction the Company was to receive 5,000,000 shares of the Buyer’s common stock valued at $.10 per share.  The transaction closed on January 25, 2011 and the Company recorded an investment in Buyer in the amount of $500,000.  At March 31, 2011, the value of the investment in Quad Energy had decreased and the Company recorded a loss on the statement of operations of $325,000 as the Company considers the loss to be other than temporary.

6

On February 23, 2011, the Company acquired a significant oil and gas lease covering acreage located in Crockett County, Texas from Petro Grande, which contributed the lease as consideration in exchange for 261,471,681 shares of the Company’s restricted common stock, which comprised, at the close of the transaction, approximately 77% of the Company’s then outstanding shares, plus a promissory note in the amount of $3.5 million.  As a result of the transaction (the “PG Transaction”), Petro Grande acquired a controlling interest in the Company.  On the closing date of the PG Transaction, a change in control of the Company occurred and the senior management and directors of Blugrass resigned and were replaced by Petro Grande’s management team.  The PG Transaction was valued at approximately $8.7 million and the Company recorded undeveloped leasehold costs of approximately $8.7 million in conjunction with this transaction.

Oil & Gas Properties

On January 25, 2011, the Company sold 100% of its working interests in the Eddy County Properties, which consists of approximately 2,800 acres in Eddy County, New Mexico, and all existing equipment used to produce oil and natural gas on the Eddy County Properties.

On February 23, 2011, in conjunction with the PG Transaction, the Company acquired a 4,808 acre undeveloped lease located in the Permian Basin in Crockett County, Texas (the “Soto Lease”).   Acquisition of the Soto Lease, representing an 87.5% working interest in the underlying acreage, includes full access to complete three-dimensional (3D) seismic imaging of the land under lease underwritten by Petro Grande.  The lease expiration date is July 12, 2013 with a 2011 lease obligation to drill one Strawn formation well and one Ellenburger formation well by December 31, 2011.  This lease has a continuous drilling clause of 120 days provided the drilling obligations previously described are satisfied.

Acquisition of the Soto Lease also includes the ability to participate as a working interest partner if elected in drilling programs sponsored on an additional 9,850 acres (currently held by Petro Grande) located in close proximity to the Company’s Soto Lease.  This acreage also benefits from 3D seismic imaging.  Accordingly, at such time as Petro Grande offers working interests (on a wellbore basis) to third-party investors, and during the term of the respective lease, the Company may exercise its Option to participate on an equivalent economic basis.

Going Concern

The Company’s financial statements for the three-month period ended March 31, 2011 have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company reported a net loss of $112,268 for the three-month period ended March 31, 2011, and an accumulated deficit during the development stage of $2,700,792 as of March 31, 2011.  At March 31, 2011, the Company had a working capital deficit of $641,493 and the Company had no revenues from its activities during the three-month period ended March 31, 2011.

The Company’s ability to continue as a going concern may be dependent on the success of management’s plan. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

During the 2011 fiscal year, the Company intends to continue its efforts to acquire, either by lease, or purchase, an interest in oil or gas prospects or properties for exploration, when available, with third parties. The Company intends to continue to raise funds to support the efforts through the sale of its equity securities.

To the extent the Company’s operations are not sufficient to fund the Company’s capital requirements, the Company may attempt to enter into a revolving loan agreement with financial institutions or attempt to raise capital through the sale of additional capital stock or through the issuance of debt. At the present time, the Company does not have a revolving loan agreement with any financial institution nor can the Company provide any assurance that it will be able to enter into any such agreement in the future or be able to raise funds through the further issuance of debt or equity in the Company.

7

Notes Payable

During the three months ended March 31, 2011 the Company converted $20,250 of unsecured note payable and accrued interest to 405,000 shares of restricted common stock at a rate of $.05 per share.

In conjunction with the PG Transaction, the Company issued a note payable in the amount of $3.5 million (the “PG Note Payable”) on January 23, 2011.  However, the PG Note Payable accrues interest at a rate of 6.5% per annum beginning on February 23, 2011 with accrued interest payable in semi-annual installments beginning on June 30, 2011.  Past due principal and accrued interest accrue interest at a rate of 10% per annum.  The balance of the PG Note Payable along with any accrued and unpaid interest is due on February 23, 2013.  The PG Note Payable is secured by a first priority interest in the Company’s Soto Lease.

Convertible Promissory Notes

As of March 31, 2011 and December 31, 2010, the Company had outstanding $166,666 and $379,416 of unsecured convertible commercial promissory notes (the “Convertible Promissory Notes”).

During the three-month period ended March 31, 2011, $235,800 of Convertible Promissory Notes were converted to 17,977,844 shares of common stock.  During the three months ended March 31, 2011, the Company amortized debt discount of $19,750 associated with the Convertible Promissory Notes.  As of March 31, 2011, the Convertible Promissory Notes were in payment default and, as such, accrued interest at a rate of 18% per annum.  For the three-month period ended March 31, 2011, the Company accrued interest related to the Convertible Promissory Notes totaling $7,397.

			Ending	Stated	Default			Effective
		Debt	Balance	Interest	Interest	Current		Interest
Date of Issuance	Principal	Discount	@ 6/30/11	Rate	Rate	Rate		Rate
11/17/2008	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	72.5%
12/9/2008	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.0%
12/9/2008	33,333	-	33,333	6.0%	18.0%	18.0%	(1)	88.0%
1/29/2009	50,000	-	50,000	6.0%	18.0%	18.0%	(1)	88.0%
Total	166,666	-	166,666
(1) Currently in default.

Fair Value of Instruments

The Company's financial instruments, including cash, accounts receivable and account payable, approximates fair value due to the short-term nature of those instruments.  The carrying value of notes payable, line of credit and convertible notes payable approximate fair value as they bear market rates of interest.  None of these instruments are held for trading purposes.

Shareholders’ Equity (Deficit)

On March 18, 2011, the Board of Directors of the Company approved a 5-to-1 reduction in the number of shares of the Company’s authorized common stock, and a corresponding 5-to-1 decrease in the number of issued and outstanding shares of the Company’s common stock (reverse split).

As a result of the reverse split, the number of authorized shares of the Company’s common stock will be reduced, from 500,000,000 shares to 100,000,000 shares.  Also as a result of the reverse split, each five shares of the Company’s common stock issued and outstanding on the Effective Date represented one share of the Company’s common stock. Fractional shares existing as a result of the reverse split were rounded up to the nearest whole share.  The number of shares and per share amounts disclosed in this form 10-Q were not restated as the original document was issued prior to the date of the split.

8

On February 23, 2011, in conjunction with the PG Transaction, the Company issued 261,471,681 shares of its restricted common stock, or approximately 75% of its restricted common stock outstanding at that time.  Upon closing Petro Grande held a controlling interest in the Company.

On February 23, 2011, the Company awarded options to purchase 12,000,000 shares of the Company’s common stock (the “Option Grants”).  The Option Grants include options to purchase 5,000,000 shares of the Company’s common stock to each of the Chief Executive Officer and the Chief Financial Officer, plus an option to purchase 2,000,000 shares of the Company’s common stock to an advisor.  Each of the Option Grants provides the option holder the right to purchase shares of the Company’s common stock at an exercise price of $0.05 per share, subject to vesting requirements.  Options to purchase 6,000,000 shares of the Company’s common stock vest on February 23, 2012.  Beginning on February 23, 2012, options to purchase the remaining 6,000,000 shares of the Company’s common stock vest pro rata on a monthly basis over the succeeding twelve months; accordingly, the Option Grants will vest in full on February 23, 2013.  The Company recorded compensation expense of $24,123 in connection with the Option Grants, for the three months ended March 31, 2011.

During the three months ended March 31, 2011 the Company issued 18,382,844 shares of common stock to holders of Convertible Promissory Notes and Notes Payable with an outstanding balance of $256,060.  In addition, the Company issued 900,000 shares of restricted common stock in lieu of cash payment for services to a related party.

Subsequent Events

On April 8, 2011 the Company issued a Convertible Promissory Note to a third party (the “April 2011 Convertible Promissory Note”). Net proceeds of $72,000 (following payment of transaction related costs) were used to fund ongoing operating expenses of the Company.  The April 2011Convertible Promissory Note accrues interest at a rate of 8% per annum.  The balance of principal and accrued interest under the April 2011Convertible Promissory Note is due on January 12, 2012.  Holders of the April 2011 Convertible Promissory Note have the right to convert all or any part of the outstanding principal and accrued interest to shares of common stock of the Company beginning 180 days after April 8, 2011.  The April 2011 Convertible Promissory Note is convertible at a per share price equal to 60% of the average of the lowest 5 closing bid prices of the Company’s common stock as listed on the Over-the-Counter Bulletin Board over the 10 trading days immediately prior to conversion.

On April 13, 2011, the Company issued an aggregate of 320,000 shares of its common stock to a provider of professional services to the Company, in lieu of the payment of cash for such services.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  The Company made this determination based on the individual’s long-standing business relationship with the Company and his knowledge and experience in financial and business matters.  Appropriate legends have been affixed to all shares of the Company’s common stock issued in the transaction.

Restatement

In connection with certain review requirements, the U.S. Securities and Exchange Commission (SEC) reviewed the Company’s public filings and requested that the Company file an amended quarterly report on form 10-Q for the period ended March 31, 2011.  As a result of the amended filing there were no changes in balances for the three months ended March 31, 2011.

Item 2.Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Forward-Looking Statements

This Quarterly Report on Form 10-Q contains forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. The words “believes,” “anticipates,” “plans,” “seeks,” “expects,” “intends” and similar expressions identify some of the forward-looking statements. Forward-looking statements are not guarantees of performance or future results and involve risks, uncertainties and assumptions. The factors discussed elsewhere in this Form 10-Q could also cause actual results to differ materially from those indicated by the Company’s forward-looking statements.  The Company undertakes no obligation to publicly update or revise any forward-looking statements.

9

Business and Plan of Operations

General

Blugrass Energy Inc. is a publicly held Nevada corporation listed on the OTC under the symbol BLUG.PK.   The Company was incorporated under the laws of the State of Nevada on May 19, 2006 as Coastal Media Inc.  September 11, 2008, the Company amended its Articles of Incorporation to change its name to Blugrass Energy Inc.

 Business Strategy

Our goal is to build shareholder value through consistent growth in reserves and production on a cost-efficient basis.  We will prove up our reserves by performing the newer technology 3D seismic surveys, complete detailed seismic analysis, drill the acreage, produce, and sell our oil and natural gas production.  Our strategy requires us to make significant investments in human resources, acreage, seismic data and technology.

Strategic initiatives for the Company are defined and driven by a carefully selected management team and business partners that have long, proven records of successes in their specialized disciplines.  We are of the belief that the extensive experience and past successes of the professionals on our team are the best indicators of future success.  This strategy requires the following principal elements.

•
Commitment to Advanced Seismic Technology.  The Company committed to a 3D seismic data acquisition program, plus advanced processing of the 3D seismic data, as 3D is the most sophisticated technology available for analyzing the formations, faults, integrating land culture, etc.  The distinct advantage of 3D seismic surveys over 2D surveys is that 3D provides a continuity of subsurface rocks and fluids (including hydrocarbons), the ability to extract new information from data, and a common focus for integration of reservoir data from all sources. This technology -- both the 3D data and the processing of that data -- significantly reduces risk in the drilling program.  This heavy front-end commitment provides current state-of-the-art technology that, in turn, contributes significantly to lowering project risk and identifying potential targets with a much higher degree of accuracy.

•
Results of the 3D Analysis.  The Company’s 3D analysis was performed by our outsourced Geoscientist and trusted member of our advisory team, whose experience spans more than 35 years. He has a high level of expertise with the geology of the Permian and Val Verde Basins, where the Company holds mineral rights leases, and his expertise extends to the Strawn and Ellenburger Formations which are located beneath the Company’s Soto Lease acreage.  The results of his analysis were used to generate structural maps and seismic attributes for the Strawn and Ellenburger reservoirs, and comparable structural maps for the shallower Canyon Sands formation, a subterranean geological structure located at approximately 6,300 feet depth on the Company’s Soto Lease property. Premised upon the 3D seismic interpretations, the Company believes that there is significant natural gas in its current acreage position.

•	Acreage Acquisition. Blugrass holds a lease covering 4,808 acres in Crockett County, located in West Texas, for the purpose of drilling and developing.

•
Drilling Targets and HBP Acreage.  Drilling targets are carefully evaluated by the Blugrass management and advisory team.  A number of considerations are factored into each decision and incorporated into the overall drilling plan. These include the seismic results and analysis of possible well locations, the potential reserves at a specific target, the ease or difficulty of building on specific terrain and the associated cost of the location construction (incorporated into the total drilling expenditures), the overall risk associated with a specific target based on geology and depth of the well, and other known factors that may impact success in the immediate geographic area.  Since successful commercial wells hold production acreage, known as HBP (Held by Production) acreage for long-term production for working and royalty interest owners, the overall drilling plan includes the careful selection of drilling locations to maximize HBP acreage within the contracted lease terms.  The drilling plan also incorporates the state’s spacing and other requirements while trying to maximize the desired HBP acreage.

10

The principal target formations in the Permian and Val Verde Basins are the Strawn formation at approximately 12,500 feet total depth, and the Ellenburger formation at approximately 14,000 feet total depth.  These formations are known to contain natural gas in relatively large quantities, based on previous wells drilled either in adjacent properties or in close proximity to the Company’s acreage position.

Premised upon the 3D seismic interpretations, the Company has also identified numerous drilling targets in the Canyon Sands formation at a shallower depth of approximately 6,500 feet.  Regionally, the Company’s land position is on trend with numerous giant, multipay gas fields which include the Gomez Field, the Brown Bassett, the JM Field, and others.

•
Advanced Drilling Technology.  Blugrass has selected air drilling technology that uses an air hammer for drilling. This technology has the advantage of being more economical, as well as time-effective. Air hammers drill straight holes because their drilling power comes from high frequency percussion rather than from high rotation and pulldown, and because the air hammer piston impacts directly on the bit rather than through a drill string, which can bend over long hole depths. This technology minimizes hole deviations and doglegs, and the speed of the process, coupled with open hole completions, results in significant savings in total drilling costs.

•
Continuous Monitoring, Cost Controls, and Auditing.  Since control activities are a vital part of making business processes work effectively, Blugrass uses the extensive internal audit and contract compliance experience of its CFO in reviewing bid processes, contract compliance with operators, contractors, and vendors including expenditure and revenue audits and reviewing gas measurement controls and contract terms that eventually determine the gas volumes that go into gas settlement statements.

Plans for 2011

During calendar 2011, Blugrass plans to drill an Ellenburger formation natural gas well and a Strawn formation natural gas well, each on the Company’s Soto Lease acreage in Crockett County, Texas. Also during 2011, and in concert with Petro Grande, LLC, an affiliate of the Company, we plan to drill a Strawn formation well on acreage held by Petro Grande, LLC. All of the Company’s acreage, and all of Petro Grande, LLC’s acreage, has complete 3D seismic surveys, with processing of the resultant seismic data, all of which reduces some of the risk in locating targeted formations. The 3D seismic has been analyzed and evaluated using inversion, relief, and instantaneous frequency interpretations.

In addition to its drilling plans, Blugrass is reviewing favorable producing oil and gas acquisitions.

Results of Operations

For the Three months Ended March 31, 2011 compared to the Three months Ended March 31, 2010

We are still in our development stage and have no revenues to date.

We incurred operating expenses of ($239,643) and $55,584 for the three-month periods ended March 31, 2011 and 2010, respectively.  The increase in operation expenses is the result of an increase in general and administrative expenses during the current quarter compared to the same quarter in the prior year.

During the three months ended March 31, 2011, we recognized a net loss of $112,268 compared to a net loss of $81,255 for the three months ended March 31, 2010.  The decrease was a result of the increase in expenses as indicated above.

11

Liquidity and Capital Resources

At March 31, 2011, we had total assets of $8,919,966 consisting primarily of undeveloped leases (the Soto Lease) acquired in conjunction with the PG Transaction as well as an investment in Quad Energy valued at $175,000.  At March 31, 2011, we had total current liabilities of $657,027 consisting of accounts payable totaling $400,892, accrued interest totaling $89,469 and $166,666 of convertible promissory notes outstanding.

During the three months ended March 31, 2011, we generated cash of $9,236 from operations.  During the three months ended March 31, 2010, we used $60,394 in operations.

During the three months ended March 31, 2011 and 2010, we had cash inflows from investment activities of $0 and $0, respectively.

During the three months ended March 31, 2011 we received $0 from our financing activities.  During the three months ended March 31, 2010, we received $61,147 from our financing activities.

We have only common stock as our capital resource.  We have no material commitments for capital expenditures within the next year, however if operations are commenced, substantial capital will be needed to pay for participation, investigation, exploration, acquisition and working capital.

Our auditors have expressed their doubt about our ability to continue as a going concern unless we are able to generate profitable operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Need for Additional Financing

We do not have capital sufficient to meet our cash needs.  We will have to seek loans or equity placements to cover such cash needs.  Once exploration commences, our need for additional financing is likely to increase substantially.

No commitments to provide additional funds have been made by our management or other shareholders.  Accordingly, there can be no assurance that any additional funds will be available to us to allow us to cover our expenses as they may be incurred.

ITEM 3.  QUANTATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Not Applicable

Item 4.  Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2011, as required by Rule 13a-15(b) of the Exchange Act, new management, including our Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Form 10-Q. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of March 31, 2011 at the reasonable assurance level.

12

Changes in Internal Control Over Financial Reporting

As a result of our change in management subsequent to year end, the Company’s new management performed an evaluation of the Company’s internal controls over financial reporting for the six-month period ended December 31, 2010, and such controls were determined to be ineffective at the reasonable assurance level, as disclosed in the Company’s 10-KT filing for that period. During the three months ended March 31, 2011, the Company’s new management team, including the Company’s Chief Executive Officer and Chief Financial Officer, developed and implemented new internal controls over financial reporting which replaced the existing internal controls over financial reporting and evaluated the effectiveness of the design and operation of the Company’s new internal controls over financial reporting in accordance with the Sarbanes-Oxley Act of 2002 Section 404.  Accordingly, new management determined the design and operation of the Company’s newly implemented internal controls over financial reporting were effective.

PART II – OTHER INFORMATION

Item 1.  Legal Proceedings.

The Company is not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Item 1A.  Risk Factors.

We are subject to various risks and uncertainties in the course of our business. In addition to the factors discussed elsewhere in this report, you should carefully consider the risks and uncertainties described under Item 1A. Risk Factors filed in our Transition Report on Form 10-KT for the year ended December 31, 2010. There have been no material changes from the risk factors previously disclosed in that Form 10-KT.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds.

In a series of transactions commencing January 28, 2011 and ending March 25, 2011, the Company issued an aggregate of 17,977,844 shares of its common stock to the holders of convertible promissory notes, upon conversion of all or part of the principal amount of such notes.  The shares of common stock issued upon conversion were not registered under the Securities Act of 1933.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  The Company made this determination based on the representations of each note holder that it is an “accredited investor,” as defined in Regulation D of the Securities Act.

For the six months ended December 31, 2010, the Company issued an aggregate of 12,242,000 shares of its common stock to the holders of participation interests in Company indebtedness under a Line of Credit Agreement, upon conversion of such indebtedness.  The shares of common stock issued upon conversion were not registered under the Securities Act of 1933.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  The Company made this determination based on the representations of each debt holder that it is an “accredited investor,” as defined in Regulation D of the Securities Act.

On February 24, 2011, the Company issued an aggregate of 900,000 shares of its common stock to an executive officer of the Company, in lieu of the payment of accrued salary.  Such shares of common stock were not registered under the Securities Act of 1933.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  The Company made this determination based on the executive officer’s tenure with the Company and his knowledge and experience in financial and business matters.

On April 13, 2011, the Company issued an aggregate of 320,000 shares of its common stock to a provider of professional services to the Company, in lieu of the payment of cash for such services.  The issuance of these shares was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.  The Company made this determination based on the individual’s long-standing business relationship with the Company and his knowledge and experience in financial and business matters.  Appropriate legends have been affixed to all shares of the Company’s common stock issued in the transaction.

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Item 3.  Defaults Upon Senior Securities.

There were no defaults upon senior securities during the period covered by this report.

Item 4.  Reserved.

Item 5.  Other Information.

Item 6.  Exhibits.

The following documents are filed as part of this report:

Exhibit 3.1
Certificate of Amendment to Articles of Incorporation

Exhibit 3.2
Certificate of Amendment to Articles of Incorporation

Exhibit 3.3
Certificate of Change

Exhibit 3.4
Certificate of Correction

Exhibit 3.5
Certificate of Amendment to Articles of Incorporation

Exhibit 10.1
$3,500,000 Secured Promissory Note dated February 22, 2011

Exhibit 10.2
Allonge to $3,500,000 Secured Promissory Note dated February 22, 2011

Exhibit 31.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to
Section 302 of the Sarbanes-Oxley Act

Exhibit 32.1
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

May _____, 2011
Blugrass Energy Inc. (Registrant)

By:	/s/ Abram Janz
Abram Janz, Chief Executive Officer

By:	/s/ Laurence K. Maguire
Laurence K. Maguire, Chief Financial Officer

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Exhibit 3.1

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Blugrass Energy Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article IV is amended in its entirety to read as follows:

IV.  Authorized Capital.  The total number of shares of stock which the corporation shall have authority to issue is five hundred million (500,000,000) shares, which shall have a par value of $0.001 and shall be designated as common stock.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 91.43%

4.	Effective date of filing: (optional)

5.	Signature: (required)	/s/ J K Berscht
Signature of Officer

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Exhibit 3.2

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Blugrass Energy Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended in its entirety to read as follows: The name of the corporation is Rio Grande Petroleum Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 68%

4.	Effective date of filing: (optional)	5/14/11

5.	Signature: (required)	/s/ Abram Janz Signature of Officer

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Exhibit 3.3

Certificate of Change filed Pursuant to NRS 78.209
For Nevada Profit Corporations

1.	Name of corporation:

Rio Grande Petroleum Inc.

2.	The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3.	The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

Five-hundred million (500,000,000) shares of Common Stock, $0.001 par value per share.

4.	The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:

One-hundred million (100,000,000) shares of Common Stock, $0.001 par value per share.

5.	The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

One (1) share of Common Stock shall be issued after the change in exchange for each five (5) shares of Common Stock issued.

6.	The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

Fractional shares shall be rounded up to the nearest whole share.

7.	Effective date of filing: (optional)	April 1, 2011

8.	Signature: (required)

/s/ Abram Janz	President & Chief Executive Officer
Authorized Signature	Title

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Exhibit 3.4

Certificate of Correction
(Pursuant to NRS Chapters 78, 78A, 80, 81,
82, 84, 86, 87, 87A, 88, 88A, 89 and 92A)

1.	The name of the entity for which correction is being made:

Blugrass Energy Inc.

2.	Description of the original document for which correction is being made:

Certificate of Change Pursuant to NRS 78.209

3.	Filing date of the original document for which correction is being made:

3/31/2011

4.	Description of the inaccuracy or defect:

Name of the corporation incorrectly stated, in paragraph 1 of the Certificate of Change.

5.	Correction of the inaccuracy or defect:

Name of the corporation: Blugrass Energy Inc.

6.	Signature:

/s/ Abram Janz	President & Chief Executive Officer	April 12, 2011
Authorized Signature	Title	Date

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Exhibit 3.5

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation: Rio Grande Petroleum Inc.

2.	The articles have been amended as follows: (provide article numbers, if available)

Article 1 is amended in its entirety to read as follows: The name of the corporation is Blugrass Energy Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 68%

4.	Effective date of filing: (optional)	5/15/11

5.	Signature: (required)	/s/ Abram Janz
Signature of Officer

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Exhibit 10.1

SECURED PROMISSORY NOTE

$3,500,000.00	Dallas, Texas	February 22, 2011

FOR VALUE RECEIVED, the undersigned, Blugrass Energy, Inc., a Nevada corporation, and its successors and assigns (“Borrower”), promises to pay to the order of Petro Grande, LLC, a Delaware limited liability company, and its successors and assigns (“Holder”), the principal sum of THREE MILLION FIVE HUNDRED THOUSAND DOLLARS ($3,500,000.00), together with simple interest from the date of this Note until paid at a rate of six and one-half percent (6-1/2%) per annum until maturity (subject to Section 1 of this Note), both principal and interest being payable at the address designated in Section 12, or at such other place as Holder may from time to time designate in writing.

1.   Payments. The outstanding principal balance hereof and accrued but unpaid interest shall be due and payable as follows:

A.    Accrued but unpaid interest only shall be due and payable in calendar quarterly installments, commencing March 31, 2011, with like installments of accrued but unpaid interest only due and payable on the last day of each calendar quarter thereafter; and

B.    The entire outstanding principal balance of this Note, together with all accrued but unpaid interest, shall be due and payable on February 22, 2013.

All past due principal and accrued interest on this Note shall bear interest from maturity (whether on demand, upon acceleration of maturity following an Event of Default (as defined below) or otherwise) until paid at the lesser of (i) the rate of 10% per annum or (ii) the highest rate for which Borrower may legally contract under applicable law.  All payments hereunder shall be payable in lawful money of the United States of America which shall be legal tender for public and private debts at the time of payments.

2.   Prepayments. Borrower shall have the right to prepay the principal and any interest outstanding under this Note in full or in part at any time and from time to time.  Any prepayment shall be applied first against any accrued interest and then against principal.

3.   Default Remedies.

(a)    Borrower shall be in default under this Note upon the happening of any condition or event set forth below (each, an “Event of Default”):

(i)   Borrower shall fail to make any payment when due under this Note (including any payment due by reason of acceleration) and such default shall continue unremedied for a period of ten (10) days;

(ii)   default by Borrower in the punctual performance of any other obligation, covenant, term or provision contained in this Note or the Mortgage (as defined below), and such default shall continue unremedied for a period of twenty (20) days or more following written notice of default by Holder to Borrower;

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(iii)   The commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower which results in the entry of an order for relief which remains undismissed, undischarged or unbonded for a period of 60 days or more.

(b)           The entire unpaid principal balance of this Note and all accrued interest thereon shall immediately be due and payable at the option of the Holder upon the occurrence of any one or more of the Events of Default and at any time thereafter.

4.   Cumulative Rights.  No delay on the part of the Holder of this Note in the exercise of any power or right under this Note or under any other instrument executed pursuant hereto shall operate as a waiver thereof, nor shall a single or partial exercise of any power or right preclude other or further exercise thereof or the exercise of any other power or right.

5.   Waiver.  Borrower waives demand, presentment, protest, notice of dishonor, notice of nonpayment, notice of intention to accelerate or notice of acceleration (other than notice of default pursuant to Section 3(a)), notice of protest and any and all lack of diligence or delay in collection or the filing of suit hereon which may occur, and agrees to all extensions and partial payments, before or after maturity, without prejudice to the Holder hereof.

6.   Attorneys’ Fees and Costs.  In the event that this Note is collected in whole or in part through suit, arbitration, mediation, or other legal proceeding of any nature, then and in any such case there shall be added to the unpaid principal amount hereof all reasonable costs and expenses of collection, including, without limitation, reasonable attorney’s fees.

7.   Governing Law.  This Note shall be governed by and construed in accordance with the internal laws of the State of Texas, without giving effect to conflicts of law provision or rule (whether of the State of Texas or any other jurisdiction) that would result in the application of the laws of any jurisdiction other than the State of Texas.

8.   Headings.  The headings of the sections of this Note are inserted for convenience only and shall not be deemed to constitute a part hereof.

9.   Usury.  All agreements between Borrower and the Holder of this Note, whether now existing or hereafter arising and whether written or oral, are expressly limited so that in no contingency or event whatsoever, whether by acceleration of the maturity of this Note or otherwise, shall the amount paid, or agreed to be paid, to the Holder hereof for the use, forbearance or detention of the money to be loaned hereunder or otherwise, exceed the maximum amount permissible under applicable law.  If from any circumstances whatsoever fulfillment of any provision of this Note or of any other document evidencing, securing or pertaining to the indebtedness evidenced hereby, at the time performance of such provision shall be due, shall involve exceeding the limit of validity prescribed by law, then ipso facto, the obligation to be fulfilled shall be reduced to the limit of such validity, and if from any such circumstances the Holder of this Note shall ever receive anything of value as interest or deemed interest by applicable law under this Note or any other document evidencing, securing or pertaining to the indebtedness evidenced hereby or otherwise an amount that would exceed the highest lawful rate, such amount that would be excessive interest shall be applied to the reduction of the principal amount owing under this Note or on account of any other indebtedness of Borrower to the Holder hereof relating to this Note, and not to the payment of interest, or if such excessive interest exceeds the unpaid balance of principal of this Note and such other indebtedness, such excess shall be refunded to Borrower.  In determining whether or not the interest paid or payable with respect to any indebtedness of Borrower to the Holder hereof, under any specific contingency, exceeds the highest lawful rate, Borrower and the Holder hereof shall, to the maximum extent permitted by applicable law, (a) characterize any nonprincipal payment as an expense, fee or premium rather than as interest, (b) amortize, prorate, allocate and spread the total amount of interest throughout the full term of such indebtedness so that the actual rate of interest on account of such indebtedness is uniform throughout the term thereof, and/or (c) allocate interest between portions of such indebtedness, to the end that no such portion shall bear interest at a rate greater than that permitted by law.  The terms and provisions of this paragraph shall control and supersede every other conflicting provision of all agreements between Borrower and the Holder hereof.

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10.   Successors and Assigns.  This Note may be sold, transferred or otherwise assigned by Holder without the prior written consent of Borrower.

11.   Severability.  In the event any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision hereof, and this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

12.   Notices.  All notices of communication required or permitted hereunder shall be in writing and may be given by (a) depositing the same in United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt request, or (b) delivering the same in person or by overnight express to an officer or agent of such party:

(i)	If to Borrower, addressed thereto at:

Blugrass Energy, Inc. 730-1015-4th Street SW Calgary, AB T2R 1J4 Attention: President; and

(ii)	If to Holder, addressed thereto at:

Petro Grande, LLC 13465 Midway Road, Ste. 322, LB 10 Dallas, TX 75244 Attention: CEO,

or to such other address or counsel as any party hereto shall specify pursuant to this Section 12 from time to time. Any notice that is delivered personally, or sent by overnight express in the manner provided herein shall be deemed to have been duly given to the party to whom it is directed upon actual receipt by such party.  Any notice which is addressed and mailed in the manner herein provided shall be conclusively presumed to have been given to the party to whom it is addressed at the close of business, local time of the recipient, on the third day after the day it is so placed in the mail.

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13.           Renewal and Extension.  This Note may be renewed upon written agreement of Borrower and Holder.

14.           Security. This Note is secured by a Deed of Trust, Mortgage, Assignment, Security Agreement and Financing Statement (the “Mortgage”) covering certain oil and gas leasehold interests more particularly described therein recorded in the real property records of Crockett County, Texas.

Signature page follows.

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IN WITNESS WHEREOF, the undersigned have executed this Note on and as of the date first above written.

BORROWER:

Blugrass Energy, Inc. a Nevada corporation

By:	/s/ John Kenney Berscht
John Kenney Berscht, President

HOLDER:

Petro Grande, LLC a Delaware limited liability company

By:	/s/ Abram Janz
Abram Janz, CEO

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Exhibit 10.2

BLUGRASS ENERGY INC.

ALLONGE TO THE
SECURED PROMISSORY NOTE
DUE FEBRUARY 22, 2013

Allonge to the Secured Promissory Note between Blugrass Energy, Inc., a Nevada corporation (“Company”) and Petro Grande, LLC, a Delaware limited liability company (“Holder”), executed on this 1st day of March, 2011 by Company and Holder.

WHEREAS, Company signed a promissory note dated February 22, 2011 (the “Note”) to pay Holder the sum of Three Million Five Hundred Thousand Dollars ($3,500,000) pursuant to the terms of the Note; and

WHEREAS, the Note provided for the payment of accrued interest in calendar quarterly installments, commencing March 31, 2011, with like installments of accrued but unpaid interest only due and payable on the last day of each calendar quarter thereafter; and

WHEREAS, Company had asked Holder to accept payment of the accrued interest on a revised time schedule as described herein; and

WHEREAS, Holder has agreed to accept the revised terms for the payment of accrued interest that was originally required to be paid to Holder on March 31, 2011;

NOW, THEREFORE, in consideration of the mutual promises contained herein and other good and valuable consideration, the parties agree to the following amendments to the Note:

ARTICLE I

1.1           Payments. The outstanding principal balance of the Note and accrued but unpaid interest shall be due and payable as follows:

A.     Accrued but unpaid interest only shall be due and payable in semi-annual installments, commencing June 30, 2011, with like installments of accrued but unpaid interest only due and payable on the last day of each six-month period thereafter; and

B.     The entire outstanding principal balance of the Note, together with all accrued but unpaid interest, shall be due and payable on February 22, 2013.

All past due principal and accrued interest on the Note shall bear interest from maturity (whether on demand, upon acceleration of maturity following an Event of Default (as defined in the Note) or otherwise) until paid at the lesser of (i) the rate of 10% per annum or (ii) the highest rate for which Borrower may legally contract under applicable law.  All payments under the Note shall be payable in lawful money of the United States of America which shall be legal tender for public and private debts at the time of payments.

1.2           Waiver by Holder. In return for the timely payment to Holder by Company of the amounts set forth in Article 1.1 above, Holder waives any and all rights it has under the Note to pursue a legal remedy or action against the Company with respect to the delay in payment of accrued interest due under the Note for the period ending on March 31, 2011.

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1.3           Future Payments. In all other respects, the terms and conditions of the Note shall remain unchanged.

ARTICLE II

2.1.           Apportionment.  Each party shall be responsible for its own fees and costs.

2.2.           Law Governing.  This Allonge may not be modified or terminated orally, and shall be construed and interpreted according to the laws of the State as further described in the Note.

           IN WITNESS WHEREOF, the parties hereto have caused this Allonge to be duly executed as of the day and year first written above.

Company:

Blugrass Energy Inc.

By:	/s/ Abram Janz
Abram Janz
President and Chief Executive Officer

Holder:

Petro Grande, LLC

By:	/s/ Abram Janz
Abram Janz
President and Chief Executive Officer

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Exhibit 31.1

SARBANES-OXLEY SECTION 302(a) CERTIFICATION

I, Abram Janz, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Blugrass Energy Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Abram Janz
Abram Janz
President and Chief Executive Officer

May 16, 2011

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SARBANES-OXLEY SECTION 302(a) CERTIFICATION

I, Laurence K. Maguire, certify that:

     1. I have reviewed this quarterly report on Form 10-Q of Blugrass Energy Inc.;

     2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

     3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

     4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

     (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

     (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

     (c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

     (d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of our annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

     5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

     (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

     (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Laurence K. Maguire
Laurence K. Maguire
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

May 16, 2011

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Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     I, Abram Janz, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Blugrass Energy Inc. on Form 10-Q for the quarterly period ended March 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Blugrass Energy Inc.

By:	/s/ Abram Janz
	Name:	Abram Janz
	Title:	President and Chief Executive Officer

May 16, 2011

     I, Laurence K. Maguire, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report of Blugrass Energy Inc. on Form 10-Q for the quarterly period ended March 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Form 10-Q fairly presents in all material respects the financial condition and results of operations of Blugrass Energy Inc.

By:	/s/ Laurence K. Maguire
	Name:	Laurence K. Maguire
	Title:	Executive Vice President and Chief Financial Officer (Principal Accounting Officer)

May 16, 2011

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CONVERTIBLE COMMERCIAL PROMISSORY NOTE

$100,000	Dated: November 17, 2008

FOR VALUE RECEIVED, the undersigned, Blugrass Energy Inc, a Nevada corporation (hereinafter "Maker"), promises to pay to 0839257BCLTD at such other place as the Holder may designate in writing, the principal sum of ONE HUNDRED THOUSAND DOLLARS ($100,000) plus interest at a rate of 6% per annum plus 100,000 restricted common shares of stock, thereon, due on our before the close of business on February 27, 2009.

Maker has the right to prepay this Note in whole or in part at any time during the term of this Note without premium or penalty.

In event Maker shall (i) default in the performance of any of the obligations, covenants or agreements legally imposed by the terms of this Note, or (ii) apply for or consent in writing to the appointment of a receiver, trustee, or liquidator of Maker or (iii) file a voluntary petition in bankruptcy, or admit in writing Maker's inability to pay Maker's debts as they come due, or (iv) make general assignments for the benefit of creditors, or (v) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (vi) file an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization, insolvency or similar proceedings, at the option of the Holder, the whole indebtedness evidenced hereby may be declared due and payable whereupon the entire unpaid principal balance of this Note and all interest accrued thereon from last payment date at 18% per annum shall thereupon at once mature and become due and payable without presentment or demand for payment or notice of the intent to exercise such option or notice of the exercise of such option by the Holder, or notice of any kind, all of which are hereby expressly waived by Maker and may be collected by suit or other legal proceedings.

If all or any part of the amount of this Note be declared due in accordance with the other provisions hereof, or if any installment herein provided is not paid when due, the principal balance as the case may be, shall bear interest at the lesser of (i) eighteen percent (18%) per annum, or (ii) the Maximum Rate allowed under applicable law until paid in full or until the Note is reinstated. Notice of Default shall be given, in writing, to Maker, after five days after occurrence of default. Maker shall have 10 days after written Notice of Default, within which to cure the default plus interest at default rate, legal fees and costs incurred.

Except as otherwise provided herein, the undersigned and all sureties, guarantors and endorsers of this Note severally waive all notices, demands, presentments for payment, notices of non-payment, notice of intention to accelerate the maturity, notices of acceleration, notices of dishonor, protest and notice of protest, diligence in collecting or bringing suit as to this Note and as to each, every and all installments hereof and all obligations hereunder and against any party hereto and to the application of any payment on this obligation, or as an offset hereto, and agree to all extensions, renewals, partial payments, substitutions or evidence of indebtedness and the taking, release or substitution of all or any part of the security or the release of any party liable hereon with or without notice before or after maturity.

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It is the intention of the parties hereto to comply with the usury laws applicable to this loan if any, accordingly it is agreed that notwithstanding any provision to the contrary in this Note or in any of the documents securing payment hereof no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest is provided for, contracted for, charged for or received, then the provisions of this paragraph shall govern and control and neither the Maker hereof nor any other party liable for the payment hereof shall be obligated to pay the amount of such excess interest. Any such excess interest which may have been collected shall be, at the Holder's option, either applied as a credit against the then unpaid principal amount hereof or refunded to Maker. The effective rate of interest shall be: automatically subject to reduction to the maximum lawful contract rate allowed under the usury laws as now or hereafter construed. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged for, or received under this Note which are made for the purposes of determining whether such rate exceeds the maxirnum lawful rate, shall be made, to the extent permitted by law, by amortizing, prorating, allocating and spreading in equal parts during the full stated term of this Note, all interest contracted for, charged for or received from the Maker or otherwise by the Note Holder.

Conversion Privilege: The Holder of this Note shall have the option, in its sole discretion, until payment of the Note, to convert all or part of the principal balance on this Note to common stock of the issuer upon three business days' notice.

In the event this Note is placed in the hands of an attorney for collection (whether or not suit is filed), or in the event it is collected by suit or through bankruptcy, probate, receivership or other legal proceedings (including foreclosure), the undersigned hereby agrees to pay to the Holder as attorney's fees a reasonable amount in addition to the principal and interest then due hereon, and all other costs of collection.

IN WITNESS WHEREOF, Maker has fully executed this Note as of the date first above written.

Blugrass Energy Inc, a Nevada Corporation

by:
Leslie A. Schaefer, President

2

CONVERTIBLE COMMERCIAL PROMISSORY NOTE

$150,000	Dated: November 24, 2008

FOR VALUE RECEIVED, the undersigned, Blugrass Energy Inc, a Nevada corporation (hereinafter "Maker"), promises to pay to 636176BCLTD at such other place as the Holder may designate in writing, the principal sum of ONE HUNDRED FIFTY THOUSAND DOLLARS ($150,000) plus interest at a rate of 6% per annum plus 150,000 restricted common shares of stock, thereon, due on our before the close of business on February 27, 2009.

Maker has the right to prepay this Note in whole or in part at any time during the term of this Note without premium or penalty.

In event Maker shall (i) default in the performance of any of the obligations, covenants or agreements legally imposed by the terms of this Note, or (ii) apply for or consent in writing to the appointment of a receiver, trustee, or liquidator of Maker or (iii) file a voluntary petition in bankruptcy, or admit in writing Maker's inability to pay Maker's debts as they come due, or (iv) make general assignments for the benefit of creditors, or (v) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (vi) file an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization, insolvency or similar proceedings, at the option of the Holder, the whole indebtedness evidenced hereby may be declared due and payable whereupon the entire unpaid principal balance of this Note and all interest accrued thereon from last payment date at 18% per annum shall thereupon at once mature and become due and payable without presentment or demand for payment or notice of the intent to exercise such option or notice of the exercise of such option by the Holder, or notice of any kind, all of which are hereby expressly waived by Maker and may be collected by suit or other legal proceedings.

If all or any part of the amount of this Note be declared due in accordance with the other provisions hereof, or if any installment herein provided is not paid when due, the principal balance as the case may be, shall bear interest at the lesser of (i) eighteen percent (18%) per annum, or (ii) the Maximum Rate allowed under applicable law until paid in full or until the Note is reinstated. Notice of Default shall be given, in writing, to Maker, after five days after occurrence of default. Maker shall have 10 days after written Notice of Default, within which to cure the default plus interest at default rate, legal fees and costs incurred.

Except as otherwise provided herein, the undersigned and all sureties, guarantors and endorsers of this Note severally waive all notices, demands, presentments for payment, notices of non-payment, notice of intention to accelerate the maturity, notices of acceleration, notices of dishonor, protest and notice of protest, diligence in collecting or bringing suit as to this Note and as to each, every and all installments hereof and all obligations hereunder and against any party hereto and to the application of any payment on this obligation, or as an offset hereto, and agree to all extensions, renewals, partial payments, substitutions or evidence of indebtedness and the taking, release or substitution of all or any part of the security or the release of any party liable hereon with or without notice before or after maturity.

1

It is the intention of the parties hereto to comply with the usury laws applicable to this loan if any, accordingly it is agreed that notwithstanding any provision to the contrary in this Note or in any of the documents securing payment hereof no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest is provided for, contracted for, charged for or received, then the provisions of this paragraph shall govern and control and neither the Maker hereof nor any other party liable for the payment hereof shall be obligated to pay the amount of such excess interest. Any such excess interest which may have been collected shall be, at the Holder's option, either applied as a credit against the then unpaid principal amount hereof or refunded to Maker. The effective rate of interest shall be automatically subject to reduction to the maximum lawful contract rate allowed under the usury laws as now or hereafter construed. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged for, or received under this Note which are made for the purposes of determining whether such rate exceeds the maximum lawful rate, shall be made, to the extent permitted by law, by amortizing, prorating, allocating and spreading in equal parts during the full stated term of this Note, all interest contracted for, charged for or received from the Maker or otherwise by the Note Holder.

Conversion Privilege: The Holder of this Note shall have the option, in its sole discretion, until payment of the Note, to convert all or part of the principal balance on this Note to common stock of the issuer upon three business days' notice.

In the event this Note is placed in the hands of an attorney for collection (whether or not suit is filed), or in the event it is collected by suit or through bankruptcy, probate, receivership or other legal proceedings (including foreclosure), the undersigned hereby agrees to pay to the Holder as attorney's fees a reasonable amount in addition to the principal and interest then due hereon, and all other costs of collection.

IN WITNESS WHEREOF, Maker has fully executed this Note as of the date first above written.

Blugrass Energy Inc, a Nevada Corporation

by:
Leslie A. Schaefer, President

2

CONVERTIBLE COMMERCIAL PROMISSORY NOTE

$33,333.00	Dated: December 9, 2008

FOR VALUE RECEIVED, the undersigned, Blugrass Energy Inc, a Nevada corporation (hereinafter "Maker"), promises to pay to David Brown at such other place as the Holder may designate in writing, the principal sum of THIRTY THREE THOUSAND THIRTY THREE HUNDRED AND THIRTY THREE DOLLARS ($33,333.00) plus interest at a rate of 6% per annum plus 33,333 restricted common shares of stock, thereon, due on our before the close of business on February 27, 2009.

Maker has the right to prepay this Note in whole or in part at any time during the term of this Note without premium or penalty.

In event Maker shall (i) default in the performance of any of the obligations, covenants or agreements legally imposed by the termsof this Note, or (ii) apply for or consent in writing to the appointment of a receiver, trustee, or liquidator of Maker or (iii) tile a voluntary petition in bankruptcy, or admit in writing Maker's inability to pay Maker's debts as they come due, or (iv) make general assignments for the benefit of creditors, or (v) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (vi) file an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization, insolvency or similar proceedings, at the option of the Holder, the whole indebtedness evidenced hereby may be declared due and payable whereupon the entire unpaid principal balance of this Note and all interest accrued thereon from last payment date at 18% per annum shall thereupon at once mature and become due and payable without presentment or demand for payment or notice of the intent to exercise such option or notice of the exercise of such option by the Holder, or notice of any kind, all of which are hereby expressly waived by Maker and may be collected by suit or other legal proceedings.

If all or any part of the amount of this Note be declared due in accordance with the other provisions hereof, or if any installment herein provided is not paid when due, the principal balance as the case may be, shall bear interest at the lesser of (i) eighteen percent (18%) per annum, or (ii) the Maximum Rate allowed under applicable law until paid in full or until the Note is reinstated. Notice of Default shall be given, in writing, to Maker, after five days after occurrence of default. Maker shall have 10 days after written Notice of Default, within which to cure the default plus interest at default rate, legal fees and costs incurred.

Except as otherwise provided herein, the undersigned and all sureties, guarantors and endorsers of this Note severally waive all notices, demands, presentments for payment, notices of non-payment, notice of intention to accelerate the maturity, notices of acceleration, notices of dishonor, protest and notice of protest, diligence in collecting or bringing suit as to this Note and as to each, every and all installments hereof and all obligations hereunder and against any party hereto and to the application of any payment on this obligation, or as an offset hereto, and agree to all extensions, renewals, partial payments, substitutions or evidence of indebtedness and the taking, release or substitution of all or any part of the security or the release of any party liable hereon with or without notice before or after maturity.

1

It is the intention of the parties hereto to comply with the usury laws applicable to this loan if any, accordingly it is agreed that notwithstanding any provision to the contrary in this Note or in any of the documents securing payment hereof no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest is provided for, contracted for, charged for or received, then the provisions of this paragraph shall govern and control and neither the Maker hereof nor any other party liable for the payment hereof shall be obligated to pay the amount of such excess interest. Any such excess interest which may have been collected shall be, at the Holder's option, either applied as a credit against the then unpaid principal amount hereof or refunded to Maker. The effective rate of interest shall be automatically subject to reduction to the maximum lawful contract rate allowed under the usury laws as now or hereafter construed. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged for, or received under this Note which are made for the purposes of determining whether such rate exceeds the maximum lawful rate, shall be made, to the extent permitted by law, by amortizing, prorating, allocating and spreading in equal parts during the full stated term of this Note, all interest contracted for, charged for or received from the Maker or otherwise by the Note Holder.

Conversion Privilege: The Holder of this Note shall have the option, in its sole discretion, until payment of the Note, to convert all or part of the principal balance on this Note to common stock of the issuer upon three business days' notice.

In the event this Note is placed in the hands of an attorney for collection (whether or not suit is filed), or in the event it is collected by suit or through bankruptcy, probate, receivership or other legal proceedings (including foreclosure), the undersigned hereby agrees to pay to the Holder as attorney's fees a reasonable amount in addition to the principal and interest then due hereon, and all other costs of collection.

IN WITNESS WHEREOF, Maker has fully executed this Note as of the date first above written.

Blugrass Energy Inc, a Nevada Corporation

by:
Leslie A. Schaefer, President

2

 CONVERTIBLE COMMERCIAL PROMISSORY NOTE

$33,333.00	Dated: December 9, 2008

FOR VALUE RECEIVED, the undersigned, Blugrass Energy Inc, a Nevada corporation (hereinafter "Maker"), promises to pay to Gate Keeper Investment Inc. at such other place as the Holder may designate in writing, the principal sum of THIRTY THREE THOUSAND THIRTY THREE HUNDRED AND THIRTY THREE DOLLARS ($33,333.00) plus interest at a rate of 6% per annum plus 33,333 restricted common shares of stock, thereon, due on our before the close of business on February 27, 2009.

Maker has the right to prepay this Note in whole or in part at any time during the term of this Note without premium or penalty.

In event Maker shall (i) default in the performance of any of the obligations, covenants or agreements legally imposed by the terms of this Note, or (ii) apply for or consent in writing to the appointment of a receiver, trustee, or liquidator of Maker or (iii) file a voluntary petition in bankruptcy, or admit in writing Maker's inability to pay Maker's debts as they come due, or (iv) make general assignments for the benefit of creditors, or (v) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (vi) file an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization, insolvency or similar proceedings, at the option of the Holder, the whole indebtedness evidenced hereby may be declared due and payable whereupon the entire unpaid principal balance of this Note and all interest accrued thereon from last payment date at 18% per annum shall thereupon at once mature and become due and payable without presentment or demand for payment or notice of the intent to exercise such option or notice of the exercise of such option by the Holder, or notice of any kind, all of which are hereby expressly waived by Maker and may be collected by suit or other legal proceedings.

If all or any part of the amount of this Note be declared due in accordance with the other provisions hereof, or if any installment herein provided is not paid when due, the principal balance as the case may be, shall bear interest at the lesser of (i) eighteen percent (18%) per annum, or (ii) the Maximum Rate allowed under applicable law until paid in full or until the Note is reinstated. Notice of Default shall be given, in writing, to Maker, after five days after occurrence of default. Maker shall have 10 days after written Notice of Default, within which to cure the default plus interest at default rate, legal fees and costs incurred.

Except as otherwise provided herein, the undersigned and all sureties, guarantors and endorsers of this Note severally waive all notices, demands, presentments for payment, notices of non-payment, notice of intention to accelerate the maturity, notices of acceleration, notices of dishonor, protest and notice of protest, diligence in collecting or bringing suit as to this Note and as to each, every and all installments hereof and all obligation hereunder and against any party hereto and to the application of any payment on this obligation, or as an offset hereto, and agree to all extensions, renewals, partial payments, substitutions or evidence of indebtedness and the taking, release or substitution of all or any part of the security or the release of any party liable hereon with or without notice before or after maturity.

1

It is the intention of the parties hereto to comply with the usury laws applicable to this loan if any, accordingly it is agreed that notwithstanding any provision to the contrary in this Note or in any of the documents securing payment hereof no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest is provided for, contracted for, charged for or received, then the provisions of this paragraph shall govern and control and neither the Maker hereof nor any other party liable for the payment hereof shall be obligated to pay the amount of such excess interest. Any such excess interest which may have been collected shall be, at the Holder's option, either applied as a credit against the then unpaid principal amount hereof or refunded to Maker. The effective rate of interest shall be automatically subject to reduction to the maximum lawful contract rate allowed under the usury laws as now or hereafter construed. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged for, or received under this Note which are made for the purposes of determining whether such rate exceeds the maximum lawful rate, shall be made, to the extent permitted by law, by amortizing, prorating, allocating and spreading in equal parts during the full stated term of this Note, all interest contracted for, charged for or  received from the Maker or otherwise by the Note Holder.

Conversion Privilege: The Holder of this Note shall have the option, in its sole discretion, until payment of the Note, to convert all or part of the principal balance on this Note to common stock, of the issuer upon three business days' notice.

In the event this Note is placed in the hands of an attorney for collection (whether or not suit is filed), or in the event it is collected by suit or through bankruptcy, probate, receivership or other legal proceedings (including foreclosure), the undersigned hereby agrees to pay to the Holder as attorney's fees a reasonable amount in addition to the principal and interest then due hereon, and all other costs of collection.

IN WITNESS WHEREOF, Maker has fully executed this Note as of the date first above written.

Blugrass Energy Inc, a Nevada Corporation

by:
Leslie A. Schaefer, President

2

CONVERTIBLE COMMERCIAL PROMISSORY NOTE

$50,000	Dated: January 29, 2009

FOR VALUE RECEIVED, the undersigned, Blugrass Energy Inc, a Nevada corporation (hereinafter "Maker"), promises to pay to Robert Gelfand at such other place as the Holder may designate in writing, the principal sum of FIFTY THOUSAND DOLLARS ($50,000) plus interest at a rate of 6% per annum plus 50,000 restricted common shares of stock, thereon, due on our before the close of business on February 27, 2009.

Maker has the right to prepay this Note in whole or in part at any time during the term of this Note without premium or penalty.

In event Maker shall (i) default in the performance of any of the obligations, covenants or agreements legally imposed by the terms of this Note, or (ii) apply for or consent in writing to the appointment of a receiver, trustee, or liquidator of Maker or (iii) file a voluntary petition in bankruptcy, or admit in writing Maker's inability to pay Maker's debts as they come due, or (iv) make general assignments for the benefit of creditors, or (v) file a petition or answer seeking reorganization or rearrangement with creditors or taking advantage of any insolvency law, or (vi) file an answer admitting the material allegations of a petition filed against Maker in any bankruptcy, reorganization, insolvency or similar proceedings, at the option of the Holder, the whole indebtedness evidenced hereby may be declared due and payable whereupon the entire unpaid principal balance of this Note and all interest accrued thereon from last payment date at l8% per annum shall thereupon at once mature and become due and payable without presentment or demand for payment or notice of the intent to exercise such option or notice of the exercise of such option by the Holder, or notice of any kind, all of which are hereby expressly waived by Maker and may be collected by suit or other legal proceedings.

If all or any part of the amount of this Note be declared due in accordance with the other provisions hereof, or if any installment herein provided is not paid when due, the principal balance as the case may be, shall bear interest at the lesser of (i) eighteen percent (18%) per annum, or (ii) the Maximum Rate allowed under applicable law until paid in full or until the Note is reinstated. Notice of Default shall be given, in writing, to Maker, after five days after occurrence of default. Maker shall have 10 days after written Notice of Default, within which to cure the default plus interest at default rate, legal fees and costs incurred.

Except as otherwise provided herein, the undersigned and all sureties, guarantors and endorsers of this Note severally waive all notices, demands, presentments for payment, notices of non-payment, notice of intention to accelerate the maturity, notices of acceleration, notices of dishonor, protest and notice of protest, diligence in collecting or bringing suit as to this Note and as to each, every and all installments hereof and all obligations hereunder and against any party hereto and to the application of any payment on this obligation, or as an offset hereto, and agree to all extensions, renewals, partial payments, substitutions or evidence of indebtedness and the taking, release or substitution of all or any part of the security or the release of any party liable hereon with or without notice before or after maturity.

1

It is the intention of the parties hereto to comply with the usury laws applicable to this loan if any, accordingly it is agreed that notwithstanding any provision to the contrary in this Note or in any of the documents securing payment hereof no such provision shall require the payment or permit the collection of interest in excess of the maximum permitted by law. If any excess of interest is provided for, contracted for, charged for or received, then the provisions of this paragraph shall govern and control and neither the Maker hereof nor any other party liable for the payment hereof shall be obligated to pay the amount of such excess interest. Any such excess interest which may have been collected shall be, at the Holder's option, either applied as a credit against the then unpaid principal amount hereof or refunded to Maker. The effective rate of interest shall be automatically subject to reduction to the maximum lawful contract rate allowed under the usury laws as now or hereafter construed. It is further agreed that without limitation of the foregoing, all calculations of the rate of interest contracted for, charged for, or received under this Note which are made for the purposes of determining whether such rate exceeds the maximum lawful rate, shall be made, to the extent permitted by law, by amortizing, prorating, allocating and spreading in equal parts during the full stated term of this Note, all interest contracted for, charged for or received from the Maker or otherwise by the Note Holder.

Conversion Privilege: The Holder of this Note shall have the option, in its sole discretion, until payment of the Note, to convert all or part of the principal balance on this Note to common stock of the issuer upon three business days' notice.

In the event this Note is placed in the hands of an attorney for collection (whether or not suit is filed), or in the event it is collected by suit or through bankruptcy, probate, receivership or other legal proceedings (including foreclosure), the undersigned hereby agrees to pay to the Holder as attorney's fees a reasonable amount in addition to the principal and interest then due hereon, and all other costs of collection.

IN WITNESS WHEREOF, Maker has fully executed this Note as of the date first above written.

Blugrass Energy Inc, a Nevada Corporation

by:
Leslie A. Schaefer, President

2

AMENDED AND RESTATED
LINE OF CREDIT AGREEMENT

This amended Line of Credit Agreement (the "AGREEMENT") is made and entered into in this 15th day of April 2010 by and between Noyz Management ("Lender") and Blugrass Energy Inc., a Nevada corporation ("Borrower").

Whereas: This agreement was originally entered into by previous management and new management wishes to amend and re-enter into a Amended Line of Credit Agreement.

AND:

Whereas: This agreement was originally entered into by previous management and the Lender wishes to amend and re-enter into a Amended Line of Credit Agreement with new management.

In consideration of the mutual covenants and agreements contained herein, the parties agree as follows:

1. LINE OF CREDIT.

The Lender and Borrower, hereby re-establish and extend this agreement to December 21, 2010 (the "MA TURITY DATE"), and do hereby increase the line of credit the ("CREDIT LINE") from a principal amount of $250,000 to a principal amount of Five Hundred Fifty Thousand Dollars ($550,000.00) (the '"CREDIT LIMIT') for the benefit of the Borrower. In connection herewith, the Borrower shall execute and deliver to Lender Promissory Note(s) in the amount of the Credit Limit and in a form and content satisfactory to the Lender. All sums advanced on the Credit Line and pursuant to the Terms of this Agreement, each advance against the line of Credit shall become part of the Promissory Note(s).

2. ADVANCES.

Any request for the advance of funds may be made from time to time and in such amounts as Borrower may choose; provided, however, any requested Advance will not, when added to the outstanding principal balance of all previous Advances, exceed the Credit Limit. Requests for advances may be made orally or in writing by such officer of Borrower, duly authorized to request such advances. Until such time as Lender may be notified otherwise, Borrower hereby authorizes its president or any vice president to request advances. Lender may deposit or credit the amount of any requested advance to Borrower's checking account. The Lender may refuse to make any requested advance if an event of default has occurred and is continuing hereunder either at the time of the request is given or the date the advance is to be made, or if an event has occurred or condition exists which, with the giving of notice or passing of time or both, would constitute an event of default hereunder as of such dates.

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The funds from the advances will be used by the Borrower for operating expenses in connection with the operations of the Borrower.

3. INTEREST.

All sums advanced pursuant to this Agreement shall bear interest from the date each Advance is made until paid in full at the rate of ten percent (10%) per annum, simple interest (the "EFFECTIVE RATE").

4. REPAYMENT.

The Borrower shall pay accrued interest on the outstanding principal balance on a monthly basis commencing on May 15, 2010 and continuing on the fifteenth day of each month thereafter. The entire unpaid principal balance, together with any accrued interest and other unpaid charges or fees hereunder, shall be due and payable on the Maturity Date.  All payments shall be made to Lender at such place as Lender may, from time to time, designate. All payments received hereunder shall be applied, first to any costs or expenses incurred by Lender in collecting such payment or to any other unpaid charges or expenses due hereunder; second, to accrued interest:, and third, to principal. Borrower may prepay principal at any time without penalty.

4. REPRESENTATIONS AND WARRANTIES.

In order to induce Lender to enter into this Agreement and to make the advances provided for herein, Borrower represents and warrants to Lender as follows:

a. Borrower is a duly organized, validly existing, and in good standing under the laws of the State of Nevada the power to own its assets and to transact business in Nevada, and in such other states where its business is conducted.

b. Borrower has the authority and power to execute and deliver any document required hereunder and to perform any condition or obligation imposed under the terms of such documents.

c. The execution, delivery and performance of this Agreement and each document incident hereto will not violate any provision of any applicable law, regulation, order, judgment, decree, article of incorporation, by-law, indenture, contract, agreement, or other undertaking to which Borrower is a party, or which purports to be binding on Borrower or its assets and will not result in the creation or imposition of a lien on any of its assets.

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d. There is no action, suit investigation, or proceeding pending or, to the knowledge of Borrower, threatened, against or affecting Borrower or any of its assets which, if adversely determined, would have a material adverse affect on the financial condition of Borrower or the operation of its business.

5. DEFAULT.

An event of default will occur if any of the following events occurs:

a. Failure to pay any principal or interest hereunder within ten (10) days after the same becomes due.

b. Any representation or warranty made by Borrower in this Agreement or in connection with any borrowing or request for an advance hereunder, or in any certificate, financial statement, or other statement furnished by Borrower to the Lender is untrue in any material respect at the time when made.

c. Default by Borrower in the observance or performance of any other covenant or agreement contained in this Agreement, other than a default constituting a separate and distinct event of default under this Paragraph 6.

d. Filing by Borrower of a voluntary petition in bankruptcy seeking reorganization, arrangement or readjustment of debts, or any other relief under the Bankruptcy Code as amended or under any other insolvency act or law, state or federal, now or hereafter existing.

e. Filing of an involuntary petition against Borrower in bankruptcy seeking reorganization, arrangement or readjustment of debts, or any other relief under the Bankruptcy Code as amended, or under any other insolvency act or law, state or federal, now or hereafter existing, and the continuance thereof for sixty (60) days undismissed, unbonded, or undischarged.

7. REMEDIES.

a. Upon the occurrence of an event of default as defined above, Lender may declare the entire unpaid principal balance, together with accrued interest thereon, to be immediately due and payable without presentment, demand, protest, or other notice of any kind.

b. The Lender may suspend or terminate any obligation it may have hereunder to make additional advances, to the extent permitted by law.

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c. The Borrower waives any right to presentment, demand, protest, or notice of any kind in connection with this Agreement. No failure or delay on the part of the Lender in exercising any right, power, or privilege hereunder will preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

d. The rights and remedies provided herein are cumulative and not exclusive of any other rights or remedies provided at law or in equity. Borrower agrees to pay all costs of collection incurred by reason of the default, including court costs and reasonable attorney's fees.

8. NOTICE.

Any written notice will be deemed effective on the date such notice is placed, first class, postage prepaid, in the United States mail, addressed to the party to which notice is being given as follows:

Lender:	Jose Vergara Noyz Management Corp. Global Bank Tower 50th Street 10th Floor Panama. Rep. of Panama

Borrower:	Blugrass Energy Inc. Attn.: Ken Berscht 730-1015-4th Street SW Calgary, AB T2R IJ4

9. GENERAL PROVISIONS.

a. All representations and warranties made in this Agreement and the Promissory Note(s) and in any certificate delivered pursuant thereto shall survive the execution and delivery of this Agreement and the making of any loans hereunder. This Agreement will be binding upon and inure to the benefit of Borrower and Lender, their respective successors and assigns, except that Borrower may not assign or transfer its rights or delegate its duties hereunder without the prior written consent of the Lender.

b. This Agreement, Promissory Note(s), and all documents and instruments associated herewith will be governed by and construed and interpreted in accordance with the laws of the State of Nevada.

c. Time is of the essence.

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d. This Agreement will be deemed to express, embody, and supersede any previous understanding, agreements, or commitments, whether written or oral between the parties with respect to the general subject matter hereof.

e. This Agreement may not be amended or modified except in writing and with permission of both the Borrower and Lender, with all amendments or modifications duly signed by both parties.

THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

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EXECUTED on the day and year first written above.

Borrower:	Blugrass Energy Inc.

By: ___________________________________________
Title: President

Lender:	Noyz Management Corp.

By: ___________________________________________
Title: President

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EXECUTED on the day and year first written above.

Borrower:	Blugrass Energy Inc.

By: ___________________________________________
Title: President

Lender:	Noyz Management Corp.

By: ___________________________________________
Title: President

7

THIS SECURED CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND THIS SECURED CONVERTIBLE NOTE, THE SECURITIES AND ANY INTEREST THEREIN MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE LENDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE.

CONVERTIBLE PROMISSORY NOTE

$75,000	May 17, 2010

FOR VALUE RECEIVED, the undersigned, Blugrass Energy, Inc., a Nevada corporation  (referred to herein as the “Borrower” or the “Company”), with offices at 730-1015-4th Street SW Calgary, AB T2R 1J4, hereby unconditionally promises to pay to the order of War Chest Capital Multi Strategy Fund, LLC, its endorsees, successors and assigns (the “Lender”), in lawful money of the United States, at ________________________________ or such other address as the Lender may from time to time designate, the principal sum of Seventy Five Thousand Dollars ($75,000.00) (the “Loan”).  This Note shall mature and become due and payable in full on or after November 17, 2010 on demand by the holder (the “Maturity Date”).

1. Terms of Repayment.  Principal of and interest on this Note shall be paid by the Borrower as follows:

(a) Upon written demand by Lender on or at any time after the Maturity Date, Borrower shall pay Lender One Hundred Ten percent (110%) of the value of this Note unless otherwise converted (as defined in Section 2. below).

(b) The Borrower further agrees that, if any payment made by the Borrower or any other person is applied to this Note and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any property hereafter pledged as security for this Note is required to be returned by Lender to the Borrower, its estate, trustee, receiver or any other party, including, without limitation, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the Borrower’s liability hereunder (and any lien, security interest or other collateral securing such liability) shall be and remain in full force and effect, as fully as if such payment had never been made, or, if prior thereto any such lien, security interest or other collateral hereunder securing the Borrower’s liability hereunder shall have been released or terminated by virtue of such cancellation or surrender, this Note (and such lien, security interest or other collateral) shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Borrower in respect to the amount of such payment (or any lien, security interest or other collateral securing such obligation).

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2. Conversion.

(a) The Lender shall have the option, at any time on or after the Maturity Date, to convert the outstanding principal and interest of this Note into fully-paid and nonassessable shares of Borrower’s Common Stock at a 50% discount to average “Fair Market Value” (the “Conversion Rate”) at the time of Conversion.  “Fair Market Value” on a date shall be the average of the daily closing prices for the five (5) consecutive trading days before such date excluding any trades which are not bona fide arm’s length transactions. The closing price for each day shall be (a) if such security is listed or admitted for trading on any national securities exchange, the last sale price of such security, regular way, or the mean of the closing bid and asked prices thereof if no such sale occurred, in each case as officially reported on the principal securities exchange on which such security are listed, or (b) if quoted on NASDAQ or any similar system of automated dissemination of quotations of securities prices then in common use the mean between the closing high bid and low asked quotations of such security in the over-the-counter market as shown by NASDAQ or such similar system of automated dissemination of quotations of securities prices, as reported by any member firm of the New York Stock Exchange selected by the Lender, (c) if not quoted as described in clause (b), the mean between the high bid and low asked quotations for the shares as reported by NASDAQ or any similar successor organization, as reported by any member firm of the New York Stock Exchange selected by the Lender.  If such security is quoted on a national securities or central market system in lieu of a market or quotation system described above, the closing price shall be determined in the manner set forth in clause (a) of the preceding sentence if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (b) of the preceding sentence if actual transactions are reported.

(b) To exercise any conversion, the holder of this Note shall surrender the Note to the Borrower during usual business hours at the offices of the Borrower, accompanied by a written notice in the form attached hereto as Exhibit A, Notice of Conversion, and made a part hereof.

(c) As promptly as practicable after the surrender of this Note by the Lender, the Borrower shall deliver or cause to be delivered to the Lender, certificates for the full number of Shares issuable upon conversion of this Note, in accordance with the provisions hereof, together with a duly executed new Note of the Borrower in the form of this Note for any principal amount not so converted. Such conversion shall be deemed to have been made at the time that this Note was surrendered for conversion and the notice specified herein shall have been received by the Borrower.

(d) The number of shares issuable upon conversion of this Note or repayment by the Borrower in shares shall be proportionately adjusted if the Borrower shall declare a dividend of capital stock on its capital stock, or subdivide its outstanding capital stock into a larger number of shares by reclassification, stock split or otherwise, which adjustment shall be made effective immediately after the record date in the case of a dividend, and immediately after the effective date in the case of a subdivision. The number of shares issuable upon conversion of this Note or any part thereof shall be proportionately adjusted in the amount of securities for which the shares have been changed or exchanged in another transaction for other stock or securities, cash and/or any other property pursuant to a merger, consolidation or other combination.  The Borrower shall promptly provide the holder of this Note with notice of any events mandating an adjustment to the conversion ratio, or for any planned merger, consolidation, share exchange or sale of the Borrower, signed by the President and Chief Executive Officer of Borrower.

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3. Liability of the Borrower.  The Borrower is unconditionally, and without regard to the liability of any other person, liable for the payment and performance of this Note and such liability shall not be affected by an extension of time, renewal, waiver, or modification of this Note or the release, substitution, or addition of collateral for this Note.  Each person signing this Note consents to any and all extensions of time, renewals, waivers, or modifications, as well as to release, substitution, or addition of guarantors or collateral security, without affecting the Borrower’s liabilities hereunder.  Lender is entitled to the benefits of any collateral agreement, guarantee, security agreement, assignment, or any other documents which may be related to or are applicable to the debt evidenced by this Note, all of which are collectively referred to as “Loan Documents” as they now exist, may exist in the future, have existed, and as they may be amended, modified, renewed, or substituted.

4. Representations and Warranties.  The Borrower represents and warrants as follows:  (i) the Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) the execution, delivery and performance by the Borrower of this Note are within the Borrower's powers, have been duly authorized by all necessary action, and do not contravene (A) the Borrower's certificate of incorporation or by-laws or (B) (x) any law or (y) any agreement or document binding on or affecting the Borrower, (iii) no authorization or approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or third person is required for the due execution, delivery and performance by the Borrower of this Note; (iv) this Note constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and subject to the applicability of general principles of equity; (v) the Borrower has all requisite power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby; (vi)  the Borrower is duly qualified to conduct its business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it, or in which the transaction of its business makes such qualification necessary; (vi) there is no pending or, to the Borrower 's knowledge, threatened action or proceeding affecting the Borrower before any governmental agency or arbitrator which challenges or relates to this Note or which may otherwise have a material adverse effect on the Borrower; (viii) after giving effect to the transactions contemplated by this Note, the Borrower is Solvent; (ix) the Borrower is not in violation or default of any provision of (A) its certificate of incorporation or by-laws, each as currently in effect, or (B) any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Borrower is subject, and (x) this Note is validly issued, free of any taxes, liens, and encumbrances related to the issuance hereof and is not subject to preemptive right or other similar right of members of the Borrower, (xi) the Borrower has taken all required action to reserve for issuance such number of shares of Common Stock as may be issuable from time to time upon conversion of this Note, and (xii) the shares of Common Stock of the Company if and when issued upon the conversion of this Note upon the election of the Borrower, will be duly authorized, fully paid and non assessable shares of Common Stock of the Company.

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5. Covenants.  So long as any principal or interest is due hereunder and shall remain unpaid, the Borrower will, unless the Lender shall otherwise consent in writing:

(a) Maintain and preserve its existence, rights and privileges;

(b) Conduct its business in the usual, regular and ordinary course substantially in the same manner as currently conducted;

(c) Other than a bank financing (ie. revolving credit facility, note payable) for up to $2,500, the Company will not incur any indebtedness, other than indebtedness incurred in the ordinary course of business or outstanding on the date hereof, unless prior written notice is provided to the Lender;

(d) Not (i) directly or indirectly sell, lease or otherwise dispose of (A) any of its property or assets other than in its ordinary course of business or (B) substantially all of its properties and assets, in the aggregate, to any person(s), whether in one transaction or in a series of transactions over any period of time, (ii) merge into or with or consolidate with any other person or (iii) adopt any plan or arrangement for the dissolution or liquidation of the Borrower;

(e) Give written notice to Lender upon the occurrence of an Event of Default (as defined below) or any event but for the giving of notice or lapse of time, or both, would constitute an Event of Default within five (5) Business Days of such event;

(f) Not use the proceeds from the issuance of this Note in any way for any purpose that entails a violation of, or is inconsistent with, Regulation U of the Board of Governors of the Federal Reserve System of the United States of America.

(g) Comply in all material respects with all applicable laws (whether federal, state or local and whether statutory, administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial).

(h) Not redeem or repurchase any of its capital stock;

(i) Not (i) make any advance or loan to any person, firm or corporation, except for reasonable travel or business expenses advanced to the Company's employees or independent contractors in the ordinary course of business, or (ii) acquire all or substantially all of the assets of another entity;

(j) Not prepay any indebtedness, except for trade payables incurred in the ordinary course of the Borrower's business; and

(k) Not take any action which would impair the rights and privileges of this Note set forth herein or the rights and privileges of the holder of this Note.

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6. Events of Default.  Each and any of the following shall constitute a default and, after expiration of a grace period, if any, shall constitute an “Event of Default” hereunder:

(a) the nonpayment of principal and interest, late charges or any other costs or expenses promptly when due of any amount payable under this Note or the nonpayment by the Borrower of any other obligation to the Lender;

(b) an Event of Default under this Note (other than a payment default described above), or any other failure of the Borrower to observe or perform any present or future agreement of any nature whatsoever with Lender, including, without limitation, any covenant set forth in this Note;

(c) if Borrower shall commence any case, proceeding or other action: (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or the Borrower shall make a general assignment for the benefit of its creditors; or (iii) there shall be commenced against the Borrower any case, proceeding or other action of a nature referred to above or seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its property, which case, proceeding or other action results in the entry of any order for relief or remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) the Borrower shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth; or (iv) the Borrower shall generally not, or shall be unable to, pay its debts as they become due or shall admit in writing its inability to pay its debts;

(d) any representation or warranty made by the Borrower or any other person or entity under this Note or under any other Loan Documents shall prove to have been incorrect in any material respect when made; or

(e) an event of default or default shall occur and be continuing under any other material agreement, document or instrument binding upon the Borrower including, without limitation, any instrument for borrowed money in excess of fifty thousand dollars ($50,000) (whether or not any such event of default or default is waived by the holder thereof);

(f) the entry of any judgment against Borrower or any of its property for an amount in excess of twenty-five thousand dollars ($25,000) that remains unsatisfied for thirty (30) days;

(g) any material adverse change in the condition or affairs (financial or otherwise) of the Borrower shall occur which, in the sole opinion of the Lender, increases its risk with respect to loans evidenced by this Note;

(h) the sale of all or substantially all of the assets, or change in ownership or the dissolution, liquidation, merger, consolidation, or reorganization of Borrower without the Lender’s prior written consent; or

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(i) the Borrower’s shares of Common Stock are suspended from trading or delisted from trading on the Over the Counter Bulletin Board.

7. Lender’s Rights Upon Default.  Upon the occurrence of any Event of Default, the Lender may, at its sole and exclusive option, do any or all of the following, either concurrently or separately: (a) accelerate the maturity of this Note and demand immediate payment in full, whereupon the outstanding principal amount of the Note and all obligations of Borrower to Lender, together with accrued interest thereon and accrued charges and costs, shall become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived; and (b) exercise all legally available rights and privileges.

8. Default Interest Rate.   Upon an Event of Default, without any further action on the part of Lender, interest will have been deemed to have accrued at the rate equal to the lesser of (i) 36% per annum or (ii) the highest rate permitted by applicable law, per annum (the “Default Rate”), from the date of this Note until all outstanding principal, interest and fees are repaid in full by Borrower.

9. Usury.  In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law.  Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Borrower’s obligation to repay the principal of and interest on the Note.  This confirms that the Borrower and, by its acceptance of this Note, the Lender intend to contract in strict compliance with applicable usury laws from time to time in effect.  Accordingly, the Borrower and the Lender stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract to pay, for the use or forbearance of money, interest in excess of the maximum amount of interest permitted to be charged by applicable law from time to time in effect.

10. No Prepayment.  This Note may not be prepaid in whole or in part, at any time, without the prior written consent of the Lender.

11. Costs of Enforcement. Borrower hereby covenants and agrees to indemnify, defend and hold Lender harmless from and against all costs and expenses, including reasonable attorneys’ fees and their costs, together with interest thereon at the Prime Rate, incurred by Lender in enforcing its rights under this Note; or if Lender is made a party as a defendant in any action or proceeding arising out of or in connection with its status as a lender, or if Lender is requested to respond to any subpoena or other legal process issued in connection with this Note; or reasonable disbursements arising out of any costs and expenses, including reasonable attorneys’ fees and their costs incurred in any bankruptcy case; or for any legal or appraisal reviews, advice or counsel performed for Lender following a request by Borrower for waiver, modification or amendment of this Note or any of the other Loan Documents.

12. Governing Law.  This Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns; provided that the Borrower may not assign this Note, in whole or in part, by operation of law or otherwise, without the prior written consent of the Lender.  The Lender may assign or otherwise participate out all or part of, or any interest in, its rights and benefits hereunder and to the extent of such assignment or participation such assignee shall have the same rights and benefits against the Borrower as it would have had if it were the Lender.  This Note, and any claims arising out of relating to this Note, whether in contract or tort, statutory or common law, shall be governed exclusively by, and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws.

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13. Jurisdiction.  THE BORROWER CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO THIS NOTE, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH SHALL BE BROUGHT EXCLUSIVELY IN ANY COURT OF THE STATE OF NEVADA OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF UTAH.  THE BORROWER, BY THE EXECUTION AND DELIVERY OF THIS NOTE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDINGS.  THE BORROWER AGREES THAT PERSONAL JURISDICTION OVER IT MAY BE OBTAINED BY THE DELIVERY OF A SUMMONS BY PERSONAL DELIVERY OR OVERNIGHT COURIER AT THE ADDRESS PROVIDED IN SECTION 15 OF THIS NOTE.  ASSUMING DELIVERY OF THE SUMMONS IN ACCORDANCE WITH THIS PROVISION, THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY ALLEGED LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OF FORUM NON CONVENIENS OR ANY SIMILAR BASIS.

14. Miscellaneous. (a) Borrower hereby waives protest, notice of protest, presentment, dishonor, and demand.  (b) Time is of the essence for each of Borrower’s covenants under this Note.  (c) The rights and privileges of Lender under this Note shall inure to the benefit of its successors and assigns.  All obligations of Borrower in connection with this Note shall bind Borrower’s successors and assigns, and Lender’s conversion rights shall succeed to any successor securities to Borrower’s common stock.  (d) If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein.  (e) The waiver of any Event of Default or the failure of Lender to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or Lender’s right to exercise that or any other right or remedy to which Lender is entitled.   No delay or omission by Lender in exercising, or failure by Lender to exercise on any one or more occasions, shall be construed as a waiver or novation of this Note or prevent the subsequent exercise of any or all such rights. (f) This Note may not be waived, changed, modified, or discharged orally, but only in writing.

15. Notice, Etc.  Any notice required by the provisions of this Note will be in writing and will be deemed effectively given:  (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and delivered as follows:

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If to the Borrower:

Blugrass Energy, Inc.
 730-1015-4th Street SW
Calgary, AB T2R 1J4

If to Lender:

____________________
____________________
____________________

or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties

16. Definitions.  As used herein, the term "Solvent" shall mean, with respect to any person or entity on a particular date, that on such date (i) the fair value of the property of such person or entity is not less than the total amount of the liabilities of such person or entity, (ii) the present fair salable value of the assets of such person or entity is not less than the amount required to pay (E) the probable liability on such person's existing debts as they become absolute and matured, (iii) such person or entity is able to realize upon its assets and pay its debts and other liabilities, (iv) such person or entity does not intend to, and does not believe that it will, incur debts or liabilities beyond such person or entity's ability to pay as such debts and liabilities mature and (v) such person or entity is not engaged in business or a transaction, and is not about to engage in a business or a transaction, for which such person's or entity's property would constitute unreasonably small capital.

[Remainder of page intentionally left blank; signature page to follow.]

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IN WITNESS WHEREOF, the undersigned has executed this Secured Convertible Promissory Note as of the date first set forth above.

Blugrass Energy, Inc.

_________________________________

By: ______________________________

Its:_______________________________

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EXHIBIT A

NOTICE OF CONVERSION

(to be signed upon conversion of the Note)

TO BLUGRASS ENERGY, INC.

The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into _____________ shares of Common Stock of ________________ and requests that the certificates for such shares be issued in the name of ________________________________________, and delivered to, ________________________________________, whose address is ________________________________________.

Dated: _____________________

____________________________________ (signature)

____________________________________ ____________________________________ (address)

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THIS SECURED CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND THIS SECURED CONVERTIBLE NOTE, THE SECURITIES AND ANY INTEREST THEREIN MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE LENDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE.

CONVERTIBLE PROMISSORY NOTE

$75,000	May 17, 2010

FOR VALUE RECEIVED, the undersigned, Blugrass Energy, Inc., a Nevada corporation  (referred to herein as the “Borrower” or the “Company”), with offices at 730-1015-4th Street SW Calgary, AB T2R 1J4, hereby unconditionally promises to pay to the order of Rio Sterling Holdings, LLC, its endorsees, successors and assigns (the “Lender”), in lawful money of the United States, at ________________________________ or such other address as the Lender may from time to time designate, the principal sum of Seventy Five Thousand Dollars ($75,000.00) (the “Loan”).  This Note shall mature and become due and payable in full on or after November 17, 2010 on demand by the holder (the “Maturity Date”).

1. Terms of Repayment.  Principal of and interest on this Note shall be paid by the Borrower as follows:

(a) Upon written demand by Lender on or at any time after the Maturity Date, , Borrower shall pay Lender One Hundred Ten percent (110%) of the value of this Note unless otherwise converted (as defined in Section 2. below).

(b) The Borrower further agrees that, if any payment made by the Borrower or any other person is applied to this Note and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any property hereafter pledged as security for this Note is required to be returned by Lender to the Borrower, its estate, trustee, receiver or any other party, including, without limitation, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the Borrower’s liability hereunder (and any lien, security interest or other collateral securing such liability) shall be and remain in full force and effect, as fully as if such payment had never been made, or, if prior thereto any such lien, security interest or other collateral hereunder securing the Borrower’s liability hereunder shall have been released or terminated by virtue of such cancellation or surrender, this Note (and such lien, security interest or other collateral) shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Borrower in respect to the amount of such payment (or any lien, security interest or other collateral securing such obligation).

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2. Conversion.

(a) The Lender shall have the option, at any time on or after the Maturity Date, to convert the outstanding principal and interest of this Note into fully-paid and nonassessable shares of Borrower’s Common Stock at a 50% discount to average “Fair Market Value” (the “Conversion Rate”) at the time of Conversion.  “Fair Market Value” on a date shall be the average of the daily closing prices for the five (5) consecutive trading days before such date excluding any trades which are not bona fide arm’s length transactions. The closing price for each day shall be (a) if such security is listed or admitted for trading on any national securities exchange, the last sale price of such security, regular way, or the mean of the closing bid and asked prices thereof if no such sale occurred, in each case as officially reported on the principal securities exchange on which such security are listed, or (b) if quoted on NASDAQ or any similar system of automated dissemination of quotations of securities prices then in common use the mean between the closing high bid and low asked quotations of such security in the over-the-counter market as shown by NASDAQ or such similar system of automated dissemination of quotations of securities prices, as reported by any member firm of the New York Stock Exchange selected by the Lender, (c) if not quoted as described in clause (b), the mean between the high bid and low asked quotations for the shares as reported by NASDAQ or any similar successor organization, as reported by any member firm of the New York Stock Exchange selected by the Lender.  If such security is quoted on a national securities or central market system in lieu of a market or quotation system described above, the closing price shall be determined in the manner set forth in clause (a) of the preceding sentence if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (b) of the preceding sentence if actual transactions are reported.

(b) To exercise any conversion, the holder of this Note shall surrender the Note to the Borrower during usual business hours at the offices of the Borrower, accompanied by a written notice in the form attached hereto as Exhibit A, Notice of Conversion, and made a part hereof.

(c) As promptly as practicable after the surrender of this Note by the Lender, the Borrower shall deliver or cause to be delivered to the Lender, certificates for the full number of Shares issuable upon conversion of this Note, in accordance with the provisions hereof, together with a duly executed new Note of the Borrower in the form of this Note for any principal amount not so converted. Such conversion shall be deemed to have been made at the time that this Note was surrendered for conversion and the notice specified herein shall have been received by the Borrower.

(d) The number of shares issuable upon conversion of this Note or repayment by the Borrower in shares shall be proportionately adjusted if the Borrower shall declare a dividend of capital stock on its capital stock, or subdivide its outstanding capital stock into a larger number of shares by reclassification, stock split or otherwise, which adjustment shall be made effective immediately after the record date in the case of a dividend, and immediately after the effective date in the case of a subdivision. The number of shares issuable upon conversion of this Note or any part thereof shall be proportionately adjusted in the amount of securities for which the shares have been changed or exchanged in another transaction for other stock or securities, cash and/or any other property pursuant to a merger, consolidation or other combination.  The Borrower shall promptly provide the holder of this Note with notice of any events mandating an adjustment to the conversion ratio, or for any planned merger, consolidation, share exchange or sale of the Borrower, signed by the President and Chief Executive Officer of Borrower.

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3. Liability of the Borrower.  The Borrower is unconditionally, and without regard to the liability of any other person, liable for the payment and performance of this Note and such liability shall not be affected by an extension of time, renewal, waiver, or modification of this Note or the release, substitution, or addition of collateral for this Note.  Each person signing this Note consents to any and all extensions of time, renewals, waivers, or modifications, as well as to release, substitution, or addition of guarantors or collateral security, without affecting the Borrower’s liabilities hereunder.  Lender is entitled to the benefits of any collateral agreement, guarantee, security agreement, assignment, or any other documents which may be related to or are applicable to the debt evidenced by this Note, all of which are collectively referred to as “Loan Documents” as they now exist, may exist in the future, have existed, and as they may be amended, modified, renewed, or substituted.

4. Representations and Warranties.  The Borrower represents and warrants as follows:  (i) the Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) the execution, delivery and performance by the Borrower of this Note are within the Borrower's powers, have been duly authorized by all necessary action, and do not contravene (A) the Borrower's certificate of incorporation or by-laws or (B) (x) any law or (y) any agreement or document binding on or affecting the Borrower, (iii) no authorization or approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or third person is required for the due execution, delivery and performance by the Borrower of this Note; (iv) this Note constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and subject to the applicability of general principles of equity; (v) the Borrower has all requisite power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby; (vi)  the Borrower is duly qualified to conduct its business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it, or in which the transaction of its business makes such qualification necessary; (vi) there is no pending or, to the Borrower 's knowledge, threatened action or proceeding affecting the Borrower before any governmental agency or arbitrator which challenges or relates to this Note or which may otherwise have a material adverse effect on the Borrower; (viii) after giving effect to the transactions contemplated by this Note, the Borrower is Solvent; (ix) the Borrower is not in violation or default of any provision of (A) its certificate of incorporation or by-laws, each as currently in effect, or (B) any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Borrower is subject, and (x) this Note is validly issued, free of any taxes, liens, and encumbrances related to the issuance hereof and is not subject to preemptive right or other similar right of members of the Borrower, (xi) the Borrower has taken all required action to reserve for issuance such number of shares of Common Stock as may be issuable from time to time upon conversion of this Note, and (xii) the shares of Common Stock of the Company if and when issued upon the conversion of this Note upon the election of the Borrower, will be duly authorized, fully paid and non assessable shares of Common Stock of the Company.

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5. Covenants.  So long as any principal or interest is due hereunder and shall remain unpaid, the Borrower will, unless the Lender shall otherwise consent in writing:

(a) Maintain and preserve its existence, rights and privileges;

(b) Conduct its business in the usual, regular and ordinary course substantially in the same manner as currently conducted;

(c) Other than a bank financing (ie. revolving credit facility, note payable) for up to $2,500, the Company will not incur any indebtedness, other than indebtedness incurred in the ordinary course of business or outstanding on the date hereof, unless prior written notice is provided to the Lender;

(d) Not (i) directly or indirectly sell, lease or otherwise dispose of (A) any of its property or assets other than in its ordinary course of business or (B) substantially all of its properties and assets, in the aggregate, to any person(s), whether in one transaction or in a series of transactions over any period of time, (ii) merge into or with or consolidate with any other person or (iii) adopt any plan or arrangement for the dissolution or liquidation of the Borrower;

(e) Give written notice to Lender upon the occurrence of an Event of Default (as defined below) or any event but for the giving of notice or lapse of time, or both, would constitute an Event of Default within five (5) Business Days of such event;

(f) Not use the proceeds from the issuance of this Note in any way for any purpose that entails a violation of, or is inconsistent with, Regulation U of the Board of Governors of the Federal Reserve System of the United States of America.

(g) Comply in all material respects with all applicable laws (whether federal, state or local and whether statutory, administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial).

(h) Not redeem or repurchase any of its capital stock;

(i) Not (i) make any advance or loan to any person, firm or corporation, except for reasonable travel or business expenses advanced to the Company's employees or independent contractors in the ordinary course of business, or (ii) acquire all or substantially all of the assets of another entity;

(j) Not prepay any indebtedness, except for trade payables incurred in the ordinary course of the Borrower's business; and

(k) Not take any action which would impair the rights and privileges of this Note set forth herein or the rights and privileges of the holder of this Note.

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6. Events of Default.  Each and any of the following shall constitute a default and, after expiration of a grace period, if any, shall constitute an “Event of Default” hereunder:

(a) the nonpayment of principal and interest, late charges or any other costs or expenses promptly when due of any amount payable under this Note or the nonpayment by the Borrower of any other obligation to the Lender;

(b) an Event of Default under this Note (other than a payment default described above), or any other failure of the Borrower to observe or perform any present or future agreement of any nature whatsoever with Lender, including, without limitation, any covenant set forth in this Note;

(c) if Borrower shall commence any case, proceeding or other action: (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or the Borrower shall make a general assignment for the benefit of its creditors; or (iii) there shall be commenced against the Borrower any case, proceeding or other action of a nature referred to above or seeking issuance of a warrant of attachment, execution, or similar process against all or any substantial part of its property, which case, proceeding or other action results in the entry of any order for relief or remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) the Borrower shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth; or (iv) the Borrower shall generally not, or shall be unable to, pay its debts as they become due or shall admit in writing its inability to pay its debts;

(d) any representation or warranty made by the Borrower or any other person or entity under this Note or under any other Loan Documents shall prove to have been incorrect in any material respect when made; or

(e) an event of default or default shall occur and be continuing under any other material agreement, document or instrument binding upon the Borrower including, without limitation, any instrument for borrowed money in excess of fifty thousand dollars ($50,000) (whether or not any such event of default or default is waived by the holder thereof);

(f) the entry of any judgment against Borrower or any of its property for an amount in excess of twenty-five thousand dollars ($25,000) that remains unsatisfied for thirty (30) days;

(g) any material adverse change in the condition or affairs (financial or otherwise) of the Borrower shall occur which, in the sole opinion of the Lender, increases its risk with respect to loans evidenced by this Note;

(h) the sale of all or substantially all of the assets, or change in ownership or the dissolution, liquidation, merger, consolidation, or reorganization of Borrower without the Lender’s prior written consent; or

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(i) the Borrower’s shares of Common Stock are suspended from trading or delisted from trading on the Over the Counter Bulletin Board.

7. Lender’s Rights Upon Default.  Upon the occurrence of any Event of Default, the Lender may, at its sole and exclusive option, do any or all of the following, either concurrently or separately: (a) accelerate the maturity of this Note and demand immediate payment in full, whereupon the outstanding principal amount of the Note and all obligations of Borrower to Lender, together with accrued interest thereon and accrued charges and costs, shall become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived; and (b) exercise all legally available rights and privileges.

8. Default Interest Rate.   Upon an Event of Default, without any further action on the part of Lender, interest will have been deemed to have accrued at the rate equal to the lesser of (i) 36% per annum or (ii) the highest rate permitted by applicable law, per annum (the “Default Rate”), from the date of this Note until all outstanding principal, interest and fees are repaid in full by Borrower.

9. Usury.  In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law.  Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Borrower’s obligation to repay the principal of and interest on the Note.  This confirms that the Borrower and, by its acceptance of this Note, the Lender intend to contract in strict compliance with applicable usury laws from time to time in effect.  Accordingly, the Borrower and the Lender stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract to pay, for the use or forbearance of money, interest in excess of the maximum amount of interest permitted to be charged by applicable law from time to time in effect.

10. No Prepayment.  This Note may not be prepaid in whole or in part, at any time, without the prior written consent of the Lender.

11. Costs of Enforcement. Borrower hereby covenants and agrees to indemnify, defend and hold Lender harmless from and against all costs and expenses, including reasonable attorneys’ fees and their costs, together with interest thereon at the Prime Rate, incurred by Lender in enforcing its rights under this Note; or if Lender is made a party as a defendant in any action or proceeding arising out of or in connection with its status as a lender, or if Lender is requested to respond to any subpoena or other legal process issued in connection with this Note; or reasonable disbursements arising out of any costs and expenses, including reasonable attorneys’ fees and their costs incurred in any bankruptcy case; or for any legal or appraisal reviews, advice or counsel performed for Lender following a request by Borrower for waiver, modification or amendment of this Note or any of the other Loan Documents.

12. Governing Law.  This Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and assigns; provided that the Borrower may not assign this Note, in whole or in part, by operation of law or otherwise, without the prior written consent of the Lender.  The Lender may assign or otherwise participate out all or part of, or any interest in, its rights and benefits hereunder and to the extent of such assignment or participation such assignee shall have the same rights and benefits against the Borrower as it would have had if it were the Lender.  This Note, and any claims arising out of relating to this Note, whether in contract or tort, statutory or common law, shall be governed exclusively by, and construed in accordance with the laws of the State of Nevada without regard to principles of conflicts of laws.

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13. Jurisdiction.  THE BORROWER CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO THIS NOTE, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH SHALL BE BROUGHT EXCLUSIVELY IN ANY COURT OF THE STATE OF NEVADA OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF UTAH.  THE BORROWER, BY THE EXECUTION AND DELIVERY OF THIS NOTE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDINGS.  THE BORROWER AGREES THAT PERSONAL JURISDICTION OVER IT MAY BE OBTAINED BY THE DELIVERY OF A SUMMONS BY PERSONAL DELIVERY OR OVERNIGHT COURIER AT THE ADDRESS PROVIDED IN SECTION 15 OF THIS NOTE.  ASSUMING DELIVERY OF THE SUMMONS IN ACCORDANCE WITH THIS PROVISION, THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY ALLEGED LACK OF PERSONAL JURISDICTION, IMPROPER VENUE OF FORUM NON CONVENIENS OR ANY SIMILAR BASIS.

14. Miscellaneous. (a) Borrower hereby waives protest, notice of protest, presentment, dishonor, and demand.  (b) Time is of the essence for each of Borrower’s covenants under this Note.  (c) The rights and privileges of Lender under this Note shall inure to the benefit of its successors and assigns.  All obligations of Borrower in connection with this Note shall bind Borrower’s successors and assigns, and Lender’s conversion rights shall succeed to any successor securities to Borrower’s common stock.  (d) If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein.  (e) The waiver of any Event of Default or the failure of Lender to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or Lender’s right to exercise that or any other right or remedy to which Lender is entitled.   No delay or omission by Lender in exercising, or failure by Lender to exercise on any one or more occasions, shall be construed as a waiver or novation of this Note or prevent the subsequent exercise of any or all such rights. (f) This Note may not be waived, changed, modified, or discharged orally, but only in writing.

15. Notice, Etc.  Any notice required by the provisions of this Note will be in writing and will be deemed effectively given:  (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and delivered as follows:

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If to the Borrower:

Blugrass Energy, Inc.
 730-1015-4th Street SW
Calgary, AB T2R 1J4

If to Lender:

____________________
____________________
____________________

or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties

16. Definitions.  As used herein, the term "Solvent" shall mean, with respect to any person or entity on a particular date, that on such date (i) the fair value of the property of such person or entity is not less than the total amount of the liabilities of such person or entity, (ii) the present fair salable value of the assets of such person or entity is not less than the amount required to pay (E) the probable liability on such person's existing debts as they become absolute and matured, (iii) such person or entity is able to realize upon its assets and pay its debts and other liabilities, (iv) such person or entity does not intend to, and does not believe that it will, incur debts or liabilities beyond such person or entity's ability to pay as such debts and liabilities mature and (v) such person or entity is not engaged in business or a transaction, and is not about to engage in a business or a transaction, for which such person's or entity's property would constitute unreasonably small capital.

[Remainder of page intentionally left blank; signature page to follow.]

8

IN WITNESS WHEREOF, the undersigned has executed this Secured Convertible Promissory Note as of the date first set forth above.

Blugrass Energy, Inc.

_________________________________

By: ______________________________

Its:_______________________________

9

EXHIBIT A

NOTICE OF CONVERSION

(to be signed upon conversion of the Note)

TO BLUGRASS ENERGY, INC.

The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into _____________ shares of Common Stock of ________________ and requests that the certificates for such shares be issued in the name of ________________________________________, and delivered to, ________________________________________, whose address is ________________________________________.

Dated: _____________________

____________________________________ (signature)

____________________________________ ____________________________________ (address)

10

NAIDICH WURMAN BIRNBAUM & MADAY, LLP
Attorneys at Law
80 CUTTERMILL ROAD. SUITE 410
GREAT NECK, NEW YORK 11021
RICHARD S. NAIDICH		MARK D. BlRNBAUM+
KENNETH H. WURMAN	TELEPHONE (516) 498-2900	BERNARD S. FELDMAN
RONALD C. MADAY (RET.)	FACSIMILE (516) 466-3555	ROBERT P. JOHNSON
OF COUNSEL
----	WWW.NWBMLAW.COM	---
JUDAH A. EISNER		+ ALSO ADMITTED IN FLORIDA

                   July 14, 2010

Blugrass Energy, Inc.
730-l0l5-4th Street SW
Calgary Alberta T2R 1J4
Attention: John Kenney Berscht, CEO

Dear Mr. Berscht:

Please be advised that this office represents Asher Enterprises, Inc., the proposed lender of $50,000.00 to your company, Bluegrass Energy, Inc. In order for this office to prepare the appropriate definitive documentation, it is necessary for you to sign a proposed Term Sheet for a Secured Convertible Note which, among other documents, will act as security for the repayment of this obligation. I am enclosing a proposed Term Sheet containing all requisite information and terms for your review. If this is acceptable to you, kindly execute the proposed Term Sheet and return copies via email to the following whose e-mail addresses are gweissman@kbmworldwide.com; bsf.pc@verizon.net and allison@nwbmlaw.com.

Upon receipt of a duly executed Term Sheet, this office will undertake to prepare the definitive documents which will be forwarded to you for review by you and your counsel, upon your furnishing to this office the appropriate contact information. Upon execution of those documents and the return of a fully executed set of those documents to this office, and after review by this office and approval by the lender, the appropriate funds will be forwarded to you.

Very truly yours,

Bernard S. Feldman
Of Counsel

BSF:an
Enc.

1

BLUGRASS ENERGY, INC.
PROPOSED TERM SHEET

CONVERTIBLE NOTE

Issuer	BLUGRASS ENERGY, INC., (the "Company").

Instrument	$50,000.00 Convertible Debenture due nine (9) months after issuance (the "Note").

Interest	8% per annum.

Conversion	At any time during the period beginning on the date which is one hundred eighty (180) days following the date of the Note and ending on the complete satisfaction of the Note (by payment or conversion), the Note is convertible into shares of common stock of the Company ("Common Stock"). The conversion price (the "Conversion Price") shall equal the Variable Conversion Price (as defined herein subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Company relating to the Company's securities or the securities of any subsidiary of the Company, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The "Variable Conversion Price" shall mean 55% multiplied by the Market Price (as defined herein) (representing a discount rate of 45%). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the ten (10) trading day period ending one trading day prior to the date the Conversion Notice is sent by the Holder to the Company via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the closing bid price on the Over-the-Counter Bulletin Board, or applicable trading market (the "OTCBB"). The investor will be limited to convert no more than 4.99% of the issued and outstanding Common Stock at time of conversion at any one time.

Default	For default events the Note is immediately due and payable. The minimum amount due is 150% x (outstanding principal + unpaid interest). Investor can request payment in shares.

Prepayment	At any time for the period beginning on the date of the Note and ending on the date which is ninety (90) days following the date of the Note, the Note may be prepaid by the Company upon payment to the investor of an amount equal to the outstanding principal amount of the Note together with accrued and unpaid interest thereon multiplied by 150%. At any time during the period beginning on the ninety-first (91) day from the date of the Note and ending on one hundred eighty (180) days following the date of this Note, the company may prepay the Note to the investor upon payment of an amount equal to the outstanding principal amount of the Note together with accrued and unpaid interest thereon multiplied by 175%. After the expiration of one hundred eighty (180) days following the date of the Note, the company shall have no right of prepayment.

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Additional Costs/Fees	The sum of $3,000 to be paid by the Company to investor's counsel for the preparation of documentation related to the proposed transaction which sum shall be paid upon signing the definitive investment agreements, and will be deducted from the gross proceeds of the loan.

Documentation	The definitive documentation shall contain such additional provisions, including without limitation representations, warranties, covenants, agreements and remedies, as the investor may reasonably request. Documents may include some or all of the following:

-Convertible Note Instrument -Convertible Note Purchase Agreement -Irrevocable Transfer Agent Instructions -Instructions and Authorization to Transfer Agent -Officer's Certificate

Confidentiality	The Company and all of their control persons, agree that it will not disclose, and will not include in any public announcement, the name of the investor, unless expressly agreed to by the investor or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

Legal Fees and Expenses	The Company and the investor shall each bear their own legal and other expenses with respect to the proposed financing, except as stated above.

Governing Law and Jurisdiction	New York law, New York Courts (Nassau County).

Closing Date	On or about July 19, 2010. This term sheet expires at 5 PM, July 16, 2010.

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This proposed preliminary term sheet constitutes an indication of interest for discussion purposes and preparation of definitive agreements only, and is not binding until and unless definitive agreements are executed by the parties

Accepted and Agreed

BLUGRASS ENERGY, INC.

By: _____________________________
Name: JOHN KENNEY BERSCHT
Title: CEO

BLUG (1200)

4

NAIDICH WURMAN BIRNBAUM & MADAY, LLP
Attorneys at Law
80 CUTTERMILL ROAD. SUITE 410
GREAT NECK, NEW YORK 11021
RICHARD S. NAIDICH		MARK D. BlRNBAUM+
KENNETH H. WURMAN	TELEPHONE (516) 498-2900	BERNARD S. FELDMAN
RONALD C. MADAY (RET.)	FACSIMILE (516) 466-3555	ROBERT P. JOHNSON
OF COUNSEL
----	WWW.NWBMLAW.COM	---
JUDAH A. EISNER		+ ALSO ADMITTED IN FLORIDA

                      August 31, 2010

Blugrass Energy, Inc.
730-1015-4'" Street SW
Calgary Alberta T2R IJ4
Canada
Attention: John Kenney Berscht, President

Dear Mr. Berscht:

Please be advised that this office represents Asher Enterprises, Inc., the proposed lender of $32,500.00 to your company, Blugrass Energy, Inc. In order for this office to prepare the appropriate definitive documentation, it is necessary for you to sign a proposed Term Sheet for a Secured Convertible Note which, among other documents, will act as security for the repayment of this obligation. I am enclosing a proposed Term Sheet containing all requisite information and terms for your review. If this is acceptable to you, kindly execute the proposed Term Sheet and return copies via email to the following whose e-mail addresses are gweissman@kbmworldwide.com; bsf.pc@verizon.net and allison@nwbmlaw.com.

Upon receipt of a duly executed Term Sheet, this office will undertake to prepare the definitive documents which will be forwarded to you for review by you and your counsel, upon your furnishing to this office the appropriate contact information. Upon execution of those documents and the return of a fully executed set of those documents to this office, and after review by this office and approval by the lender, the appropriate funds will be forwarded to you.

Very truly yours,

Bernard S. Feldman
Of Counsel

BSF:an
Enc.

1

BLUGRASS ENERGY, INC.
PROPOSED TERM SHEET

CONVERTIBLE NOTE

Issuer	BLUGRASS ENERGY, INC., (the "Company").

Instrument	$32,500.00 Convertible Debenture due nine (9) months after issuance (the "Note").

Interest	8% per annum.

Conversion	At any time during the period beginning on the date which is one hundred eighty (180) days following the date of the Note and ending on the complete satisfaction of the Note (by payment or conversion), the Note is convertible into shares of common stock of the Company ("Common Stock"), The conversion price (the "Conversion Price") shall equal the Variable Conversion Price (as defined herein subject to equitable adjustments for stock splits, stock dividends or rights offerings by the Company relating to the Company's securities or the securities of any subsidiary of the Company, combinations, recapitalization, reclassifications, extraordinary distributions and similar events). The "Variable Conversion Price" shall mean 55% multiplied by the Market Price (as defined herein) (representing a discount rate of 45%), "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the ten (10) trading day period ending one trading day prior to the date the Conversion Notice is sent by the Holder to the Company via facsimile (the "Conversion Date"). "Trading Price" means for any security as of any date, the closing bid price on the Over-the-Counter Bulletin Board, or applicable trading market (the "OTCBB"). The investor will be limited to convert no more than 4.99% of the issued and outstanding Common Stock at time of conversion at anyone time.

Default	For default events the Note is immediately due and payable. The minimum amount due is 150% x (outstanding principal + unpaid interest). Investor can request payment in shares.

Prepayment	At any time for the period beginning on the date of the Note and ending on the date which is ninety (90) days following the date of the Note, the Note may be prepaid by the Company upon payment to the investor of an amount equal to the outstanding principal amount of the Note together with accrued and unpaid interest thereon multiplied by 150%. At any time during the period beginning on the ninety-first (91) day from the date of the Note and ending one hundred eighty (180) days following the date of this Note, the company may prepay the Note to the investor upon payment of an amount equal to the outstanding principal amount of the Note together with accrued and unpaid interest thereon multiplied by 175%. After the expiration of one hundred eighty (180) days following the date of the Note, the company shall have no right of prepayment.

2

Additional Costs/Fees	The sum of $2,500 to be paid by the Company to Investor's counsel for the preparation of documentation related to the proposed transaction which sum shall be paid upon signing the definitive investment agreements, and will be deducted from the gross proceeds of the loan.

Documentation	The definitive documentation shall contain such additional provisions, including without limitation representations, warranties, covenants, agreements and remedies, as the investor may reasonably request. Documents may include some or all of the following:

-Convertible Note Instrument -Convertible Note Purchase Agreement -Irrevocable Transfer Agent Instructions -Instructions and Authorization to Transfer Agent -Officer's Certificate -Board Resolutions

Confidentiality	The Company and all of their control persons, agree that it will not disclose, and will not include in any public announcement, the name of the investor, unless expressly agreed to by the investor or unless and until such disclosure is required by law or applicable regulation, and then only to the extent of such requirement.

Legal Fees and Expenses	The Company and the investor shall each bear their own legal and other expenses with respect to the proposed financing, except as stated above.

Governing Law and Jurisdiction	New York law, New York Courts (Nassau County).

Closing Date	On or about September 7, 2010. This term sheet expires at 5 PM, September 3, 2010.

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This proposed preliminary term sheet constitutes an indication of interest for discussion purposes and preparation of definitive agreements only, and is not binding until and unless definitive agreements are executed by the parties

Accepted and Agreed

BLUGRASS ENERGY, INC.

By: _____________________________
Name: JOHN KENNEY BERSCHT
Title: President

BLUG (1449)

4